

2025 ANNUAL REPORT

For every person, every home.





Ava Reclining Sofa, La-Z-Boy
Tamarack Coffee Table, Hammary





Founded by family, built for family.

Creating comfort like no one else.



Pinnacle Recliner, La-Z-Boy
Dark Brown Chairside, Hammary



Dear Stakeholders,



Melinda D. Whittington
La-Z-Boy Incorporated
Board Chair, President and CEO

Over the past 98 years, La-Z-Boy Incorporated has transformed from a small family business into a global leader in furniture retail, manufacturing, and design. Our enduring commitment to quality, comfort, and craftmanship has built a brand trusted by generations.

Today, we are building on our legacy — further strengthening our capabilities and finding new ways to delight and inspire consumers. Leveraging deep consumer insights, we're evolving our product assortments to include on-trend merchandise that resonates with today's and tomorrow's consumers. As we approach our centennial in 2027, we remain focused on expanding brand reach, deepening relevance, and executing our Century Vision to position the company for continued success.

Fiscal 2025 Summary

This year represented further progress despite continued headwinds across the furniture and home furnishings industry. We delivered four consecutive quarters of sales growth, $2.1 billion in total sales, and maintained relatively flat adjusted operating margins of 7.6%. This strong performance reflects growth in our owned Retail business driven by excellent in-store execution, powerful brand expansion, a resilient supply chain, and the competitive advantages of our vertically integrated model.

We are playing offense, positioning the company for long-term growth while continuing to deliver strong financial results in a volatile environment. Our Retail segment led the way with the largest La-Z-Boy Furniture Galleries® expansion in over two decades, adding 15 new stores, including 11 company-owned locations. We are also advancing our initiative to increase our company-owned footprint and acquired seven stores from independent owners during the year. Despite traffic headwinds, Retail drove improvement in conversion, average ticket, and design sales. And in our Wholesale business, the core North American La Z-Boy brand grew sales and expanded margins in every quarter.

Century Vision Execution Fueling Our Progress

Guided by our Century Vision, these results demonstrate our ability to deliver strong financial performance in a challenging environment while laying the foundation for accelerated growth. By focusing on what we can control, we are building momentum and positioning La-Z-Boy Incorporated for long-term success. Our total store count has grown to 366 stores, and we surpassed the 200 company-owned milestone in the fourth quarter. We now own 55% of the store footprint, up from


Braxton Daybed, Joybird

Sales, Operating Margin, and Earnings Per Share



	FY 2021	2022*	2023	2024	2025
Sales ($ in Millions)	$1,734	$2,357	$2,349	$2,047	$2,109
Adjusted Earnings per Share*	$2.62	$3.11	$3.86	$2.98	$2.92
Adjusted Operating Margin*	9.0%	8.1%	9.5%	7.8%	7.6%

- ■ Sales ($ in Millions)
- ◆ Adjusted Operating Margin*
- ■ Adjusted Earnings per Share*

*See Reconciliation of GAAP to Adjusted Financial Measures at the end of the narrative section

34% a decade ago and expect to add approximately 15 total new stores in FY2026 and continue to acquire independent Furniture Galleries® dealers as they become available.

Our Wholesale business continues to grow as we deepen relationships with key strategic partners like Slumberland, Rooms to Go, and Furniture Row. This channel strategy approach is expanding our brand reach with compatible distribution to help drive the La-Z-Boy brand. Meanwhile, Joybird, our digitally native brand, continues to build momentum driven by improved in-store execution. The brand has significant opportunity to grow market share and retail store growth is key to continued success. Joybird's recent collaboration with Pantone, featuring the 2025 Color of the Year, Mocha Mousse, underscores our commitment to innovation and design leadership.

Across the enterprise, we're strengthening foundational capabilities, particularly our agile supply chain. With our North American-based production, we deliver high-quality, customizable furniture quickly, to meet consumer demand with speed and flexibility. We will continue to execute our playbook to mitigate an ever-changing environment and drive long-term profitable growth and returns for our shareholders.

Creating Value for All Stakeholders

We remain confident in our strategy, the strength of our team, and our ability to deliver sustainable growth. Leveraging our iconic La-Z-Boy brand, expansive retail network, and agile, North American-based supply chain, we are enhancing the consumer experience. At the same time, we continue to foster a purpose-driven, human-centered culture rooted in our core values.

In 2025, La-Z-Boy Incorporated was honored by Newsweek as one of America's Most Loved Brands and Most Responsible Companies, and by Forbes as one of America's Best Large Employers — recognition that reflects the strength of our brand, our commitment to responsible practices, and our focus on our people.

Securing Our Legacy

Fiscal 2025 was another successful year for La-Z-Boy Incorporated. We enhanced our portfolio and operations, delivering solid results that reinforce our ability to succeed in any environment. Our robust balance sheet enables us to make strategic investments that will support the long-term success of our iconic brand.

From our beginnings with a single recliner to a portfolio of thousands of products across the home, our nearly 100-year evolution has been guided by an unwavering commitment to the consumer, quality, and comfort. This focus has made us a trusted presence in homes for generations—and positions us for continued relevance and growth in the generations to come.

Thank you to our employees, business partners, Board of Directors, and shareholders for your continued support. And to our customers and consumers, we are grateful for your loyalty. We believe our best days are still ahead!

Melinda D. Whittington

Board Chair, President and Chief Executive Officer

Capital Allocation:

Business Investments And Returns To Shareholders*

($ in Millions)



$107
$8
$38
$17
$44
$245
$49
$77
$28
$91
$126
$22
$69
$30
$5
$184
$44
$54
$33
$53
$217
$30
$74
$35
$78
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
FY 2021
2022*
2023
2024
2025
Share Repurchases
Dividends
Capital Expenditures
Cash Used for Acquisitions
% Business Investment

*Long-term strategy to invest ~50% of Operating Cash Flow into the business and return ~50% to shareholders



Drayton Sofa, England



Acadia Reclining Sofa & Chair, La-Z-Boy

Reconciliation of GAAP to Adjusted Financial Measures

(Unaudited, $ amounts in thousands)	Fiscal 2021	% of Sales	Fiscal 2022	% of Sales	Fiscal 2023	% of Sales	Fiscal 2024	% of Sales	Fiscal 2025	% of Sales
GAAP Operating Income	$136,736	7.9%	$206,756	8.8%	$211,439	9.0%	$150,796	7.4%	$135,837	6.4%
Sale-Leaseback Gain	–		(10,655)		–		–		–	
Purchase Accounting Charges/(Gains)	16,024		(2,251)		338		1,105		1,161	
Business Realignment Charges/(Gains)	3,883		(3,277)		609		–		–	
Supply Chain Optimization Charges/(Gains)	(50)		–		10,817		7,497		3,247	
Goodwill Impairment	–		–		–		–		20,581	
Adjusted Operating Income	$156,593	9.0%	$190,573	8.1%	$223,203	9.5%	$159,398	7.8%	$160,826	7.6%

(Unaudited)	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
GAAP EPS	$2.30	$3.39	$3.48	$2.83	$2.35
Sale-Leaseback Gain	–	(0.18)	–	–	–
Purchase Accounting Charges/(Gains)	0.33	(0.04)	–	0.02	0.02
Business Realignment Charges/(Gains)	0.07	(0.06)	0.01	–	–
Supply Chain Optimization Charges/(Gains)	–	–	0.19	0.13	0.07
Goodwill Impairment	–	–	–	–	0.48
CARES Act Benefit	(0.08)	–	–	–	–
Investment Impairment	–	–	0.18	–	–
Adjusted EPS	$2.62	$3.11	$3.86	$2.98	$2.92

Adjusted Financial Measures

In addition to the financial measures prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), this presentation also includes adjusted financial measures. Management uses these adjusted financial measures when assessing our ongoing performance. This presentation contains references to adjusted operating margin and adjusted earnings per share, each of which may exclude, as applicable, sale-leaseback gains, purchase accounting charges or gains, business realignment charges or gains, supply chain optimization charges or gains, a goodwill impairment charge, benefits from the CARES Act, and investment impairment charges. The purchase accounting charges include the amortization of intangible assets, fair value adjustments of future cash payments recorded as interest expense, adjustments to the fair value of a contingent consideration liability, and incremental expense upon the sale of inventory acquired at fair value. The business realignment charges include severance costs, asset impairment costs, and costs to relocate equipment and inventory related to organizational changes we undertook as a result of our response to COVID-19, including a reduction in the company's work force, temporary closure of certain manufacturing facilities and subsequent gains resulting from the sale of related assets. The supply chain optimization charges include asset impairment costs, accelerated depreciation expense, lease termination gains, severance costs, and employee relocation costs from the closure, consolidation, and centralization of various global supply chain operations. These adjusted financial measures are not meant to be considered superior to or a substitute for La-Z-Boy Incorporated's results of operations prepared in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies. Reconciliations of such adjusted financial measures to the most directly comparable GAAP financial measures are set forth in the table above.

Management believes that presenting certain adjusted financial measures will help investors understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers. Management excludes purchase accounting charges because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions consummated and the success with which we operate the businesses acquired. While the company has a history of acquisition activity, it does not acquire businesses on a predictable cycle, and the impact of purchase accounting charges is unique to each acquisition and can vary significantly from acquisition to acquisition. Similarly, business realignment charges and supply chain optimization charges are dependent on the timing, size, number and nature of the operations being closed, consolidated or centralized, and the charges may not be incurred on a predictable cycle. Management also excludes impacts from the CARES Act and investment impairment charges when assessing the company's operating and financial performance due to the one-time and infrequent nature of the transactions. Management believes that exclusion of these items facilitates more consistent comparisons of the company's operating results over time. Where applicable, the accompanying "Reconciliation of GAAP to Adjusted Financial Measures" tables present the excluded items net of tax calculated using the effective tax rate from operations for the period in which the adjustment is presented.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 26, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

COMMISSION FILE NUMBER 1-9656

LA-Z-BOY INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	38-0751137
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One La-Z-Boy Drive, Monroe, Michigan	48162-5138
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(734) 242-1444**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	LZB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing sales price as reported on the New York Stock Exchange on October 25, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant on that date was approximately $1,628 million.

The number of shares of common stock, $1.00 par value, of the registrant outstanding as of June 10, 2025 was 40,880,790.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A for its 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

LA-Z-BOY INCORPORATED
ANNUAL REPORT ON FORM 10-K FOR FISCAL 2025

TABLE OF CONTENTS

Note: The responses to Items 10 through 14 of Part III will be included in the La-Z-Boy Incorporated definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A for the 2025 Annual Meeting of Shareholders and are incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

In this Annual Report on Form 10-K ("Annual Report"), La-Z-Boy Incorporated and its subsidiaries (individually and collectively, "we," "our," "us," "La-Z-Boy" or the "Company") make "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include information concerning expectations, projections or trends relating to our results of operations, financial results, financial condition, strategic initiatives and plans, expenses, dividends, share repurchases, liquidity, use of cash and cash requirements, borrowing capacity, investments, future economic performance, and our business and industry.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements may include words such as "aim," "anticipates," "believes," "continues," "estimates," "expects," "feels," "forecasts," "hopes," "intends," "plans," "projects," "likely," "non-recurring," "one-time," "outlook," "seeks," "short-term," "target," "unusual," or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," or "may." A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak to our views only as of the date of this Annual Report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties, many of which are unforeseeable and beyond our control. Additional risks and uncertainties that we do not presently know about or that we currently consider to be immaterial may also affect our business operations and financial performance.

Our actual future results and trends may differ materially from those we anticipate depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed in this Annual Report under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations". Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Annual Report or any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

PART I

ITEM 1.   BUSINESS.

Edward M. Knabusch and Edwin J. Shoemaker started Floral City Furniture in 1927, and in 1928 the newly formed company introduced its first recliner. In 1941, we were incorporated in the state of Michigan as La-Z-Boy Chair Company, and in 1996 we changed our name to La-Z-Boy Incorporated. Today, our La-Z-Boy brand is one of the most recognized brands in the furniture industry.

We are the leading global producer of reclining chairs and one of the largest manufacturers/distributors of residential furniture in the United States. The La-Z-Boy Furniture Galleries® stores retail network is the third largest retailer of single-branded furniture in the United States. We manufacture, market, import, export, distribute and retail upholstery furniture products under the La-Z-Boy®, England, Kincaid®, and Joybird® tradenames. In addition, we import, distribute and retail accessories and casegoods (wood) furniture products under the Kincaid®, American Drew®, Hammary®, and Joybird® tradenames.

As of April 26, 2025, our supply chain operations included the following:

- Five major manufacturing locations and 15 distribution centers in the United States and three facilities in Mexico to support our speed-to-market and customization strategy
- A logistics company that distributes a portion of our products in the United States
- An upholstery manufacturing business in the United Kingdom and a wholesale sales office that is responsible for distribution of our product in the United Kingdom and Ireland
- A global trading company in Hong Kong that helps us manage our Asian supply chain by establishing and maintaining relationships with our Asian suppliers, as well as identifying efficiencies and savings opportunities

We also participate in two consolidated joint ventures in Thailand that support our international businesses: one that operates a manufacturing facility and another that operates a wholesale sales office. Additionally, we have contracts with several suppliers in Asia to produce products that support our pure import model for casegoods.

We sell our products through multiple channels: to furniture retailers or distributors in the United States, Canada, and approximately 50 other countries, including the United Kingdom, Australia, China, and New Zealand; directly to consumers through retail stores that we own and operate; and through our websites, www.la-z-boy.com and www.joybird.com.

- The centerpiece of our retail distribution strategy is our network of 366 La-Z-Boy Furniture Galleries® stores, over 500 La-Z-Boy Comfort Studio® locations, and over 500 La-Z-Boy branded space locations, each dedicated to marketing our La-Z-Boy branded products.

    ◦ La-Z-Boy Furniture Galleries® stores help consumers furnish their homes by combining the style, comfort, and quality of La-Z-Boy furniture with our available design services. We own 203 of the La-Z-Boy Furniture Galleries® stores, while the remainder are independently owned and operated.
    ◦ La-Z-Boy Comfort Studio® locations are defined spaces within larger independent retailers that are dedicated to displaying and selling La-Z-Boy branded products, while La-Z-Boy branded space locations display a curated selection of La-Z-Boy branded products within larger independent dealers. All La-Z-Boy Comfort Studio® locations and La-Z-Boy branded space locations are independently owned and operated.
    ◦ In total, we have approximately 7.7 million square feet of proprietary floor space dedicated to selling La-Z-Boy branded products in North America within our La-Z-Boy Furniture Galleries® stores and La-Z-Boy Comfort Studio® locations.
    ◦ We also have approximately 2.6 million square feet of floor space outside of the United States and Canada dedicated to selling La-Z-Boy branded products.

- Our other brands, England, American Drew, Hammary, and Kincaid enjoy distribution through many of the same outlets, with over half of Hammary's sales originating through the La-Z-Boy Furniture Galleries® store network.

    ◦ Kincaid and England have their own dedicated proprietary in-store programs with 662 outlets and approximately 1.9 million square feet of proprietary floor space.

- Joybird sells product primarily online and has 12 small-format stores in key urban markets.

Principal Products and Industry Segments

Our reportable operating segments include the Retail segment and the Wholesale segment. Our Retail segment primarily sells upholstered furniture, in addition to some casegoods and other home furnishing accessories, to end consumers through our company-owned La-Z-Boy Furniture Galleries® stores. Our Wholesale segment manufactures and imports upholstered and casegoods (wood) furniture and sells directly to La-Z-Boy Furniture Galleries® stores, operators of La-Z-Boy Comfort Studio® locations, branded space locations, England Custom Comfort Center locations, major dealers, and a wide cross-section of other independent retailers.

We have provided additional detailed information regarding our segments and their products in Note 16, Segment Information, to our consolidated financial statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, both of which are included in this report.

Raw Materials and Parts

The principal raw materials and parts used for manufacturing that are purchased are cover (primarily fabrics and leather), polyester batting and polyurethane foam for cushioning and padding, lumber and plywood for frames, steel for motion mechanisms, electrical components for power units and various other metal components for fabrication of product.

We purchase most of our polyurethane foam from three suppliers, which have several facilities across the United States and the vast majority of our polyester batting is also sourced within the United States.

We purchase cover from a variety of sources, but we rely on a limited number of major suppliers. We purchase approximately two-thirds of our cover in a raw state (fabric rolls or leather hides) from suppliers in multiple countries including China, the United States, Vietnam and Brazil. Fabric and leather are primarily imported directly into Mexico where it is then cut and sewn into cover in our cut and sew facilities. We purchase the remainder of our cut and sewn leather and fabric kits from three main suppliers primarily from China and Vietnam. We use these suppliers primarily for their product design capabilities and to balance our mix of in-sourced and out-sourced production. If any of these suppliers experience financial or other difficulties, we could experience temporary disruptions in our manufacturing process until we find alternative sources of supply.

We manage our Asian supply chain through our global trading company in Hong Kong, which works to identify efficiencies and savings opportunities, while verifying La-Z-Boy quality standards are being adhered to and managing the relationships with our Asian suppliers.

During fiscal 2025, the cost of materials and parts used for manufacturing decreased across several categories. In fiscal 2026, we anticipate that prices of such materials and parts will remain relatively consistent with those seen at the end of fiscal 2025, with potential increases due to economic volatility, tariffs and inflation related to our core materials. To the extent that we experience changes in our cost of materials and parts, we may explore alternative sourcing, adjust our selling prices or assess material surcharges, or take other actions, accordingly. However, in the event of rising costs, increases in selling prices or implementation of surcharges may not fully mitigate the impact of raw material cost increases, which could adversely impact operating profits.

Finished Goods Imports

Imported finished goods represented 6% of our consolidated sales in fiscal 2025 and 2024. In fiscal 2025, we purchased over 90% of this imported product from Vietnam, with roughly half coming from three major suppliers. We use these suppliers primarily to leverage our buying power, to control quality and product flow, and because their capabilities align with our product design needs. If any of these suppliers experience financial or other difficulties, we could experience disruptions in our product flow until we obtain alternate suppliers, which could be lengthy due to the longer lead time required for sourced wood furniture from Asian manufacturers.

The prices we paid for imported products, including associated transportation, increased during 2025 compared with fiscal 2024, mainly due to higher ocean freight costs as a result of supply challenges in global shipping routes. In fiscal 2026, while we expect ocean freight to stabilize and be relatively consistent with fiscal 2025, we anticipate higher overall product costs as a result of geopolitical uncertainties around trade policy and tariffs.

Tariff Exposure

In fiscal 2025, approximately 90% of the upholstered units sold in North America were produced in the United States. Of the remainder, most were produced in Mexico and were originating under the United States-Mexico-Canada Agreement ("USMCA"). This has been our supply chain design throughout history to support our businesses by offering customized products to consumers in a short time period. These supply chain operations allow us to mitigate the impact of tariffs on imported goods. While a significant portion of our raw cover is sourced from China, it is primarily imported directly into Mexico where it is converted and substantially transformed under the USMCA rules of origin. The vast majority of the products produced and exported out of Mexico are USMCA compliant. While we remain subject to tariffs on Chinese products directly imported into the United States, the exposure to our cost of goods in fiscal 2025 was minimal. With regards to our imported finished goods, while the vast majority of our imported casegoods product is sourced directly from Vietnam, given the size of this business relative to the entire Company, the exposure to our cost of goods in fiscal 2025 was also minimal. We continue to monitor changes to global trade policies, remaining agile with the ability to shift our sourcing and production, adjust our selling prices or assess material surcharges, or take other actions, as necessary.

Seasonal Business

Our business has historically displayed seasonal patterns driven by consumer behavior with demand highest in the winter months as discretionary spend tends to shift toward travel and leisure activities during the summer months. For our wholesale business, our fiscal fourth quarter has historically had the highest volume of delivered sales relative to other quarters. For our retail businesses, which includes our company-owned retail stores, our fiscal third and fourth quarters typically have the highest volume of delivered sales relative to other quarters.

In a typical year, we schedule production to maintain consistent manufacturing activity throughout the year whenever possible. During the summer months, the furniture industry generally experiences weaker demand, and as such we typically shut down our domestic plants for one week each fiscal year to perform routine maintenance on our equipment. Accordingly, for our wholesale business, the first quarter is usually the Company's weakest quarter in terms of sales and earnings. Also driven by the seasonal slowdown in the summer, each of our retail businesses typically experience their lowest sales in our fiscal first quarter.

During fiscal 2025, we experienced our largest sales in the fourth quarter for both our wholesale and retail businesses, which we believe was consistent with overall trends in the furniture industry and we anticipate typical seasonality for both our wholesale and retail businesses in fiscal 2026.

Economic Cycle and Purchasing Cycle

Our sales are impacted by the overall growth of the furniture industry, which is primarily influenced by economic growth, existing and new housing activity, and consumer discretionary spending. In addition, consumer confidence, employment rates, inflation and interest rates, consumer savings levels, international trade policies, and other factors could affect demand.

Upholstered furniture has a shorter life cycle than casegoods furniture because upholstered furniture is typically more fashion and design-oriented and is often purchased one or two pieces at a time. Purchases and demand for consumer goods, including upholstered furniture, fluctuate based on consumer confidence. Casegoods products, in contrast, are longer-lived and frequently purchased in groupings or "suites," resulting in a much larger cost to the consumer. As a result, casegoods sales are more sensitive to economic conditions, including growth or a slowdown in the housing market, whereas upholstered furniture, while still impacted, may exhibit a less volatile sales pattern over an economic cycle.

Practices Regarding Working Capital Items

The following describes our significant practices regarding working capital items.

Inventory: For our upholstery business within our Wholesale segment, we maintain raw materials and work-in-process inventory at our manufacturing locations. Finished goods inventory is maintained at our distribution centers as well as our manufacturing locations. Our distribution centers allow us to streamline the warehousing and distribution processes for our La-Z-Boy Furniture Galleries® store network, including both company-owned stores and independently-owned stores. Our distribution centers also allow us to reduce the number of individual warehouses needed to supply our retail outlets and help us reduce inventory levels at our manufacturing and retail locations.

For our casegoods business within our Wholesale segment, we import wood furniture from Asian vendors, resulting in long lead times on these products. To address these long lead times and meet our customers' delivery requirements, we typically maintain higher levels of finished goods inventory in our warehouses, as a percentage of sales, of our casegoods products than our upholstery products.

Our company-owned La-Z-Boy Furniture Galleries® stores have finished goods inventory at the stores for display purposes.

Our Joybird business maintains raw materials and work-in-process inventory at its manufacturing location. Joybird finished goods inventory is maintained at our distribution centers, at its manufacturing and warehouse locations, or in-transit to the end consumer.

Our inventory decreased $8.0 million as of year end fiscal 2025 compared with year end fiscal 2024 as we continue to stabilize inventory levels and align production with incoming order trends. We actively manage our inventory levels on an ongoing basis to ensure they are appropriate relative to our sales volume, supporting our focus on comfortable custom furniture with quick speed to delivery.

Accounts Receivable: Our accounts receivable increased $0.3 million as of year end fiscal 2025 compared with year end fiscal 2024, primarily reflecting higher sales to our wholesale customers.

Additionally, our allowance for receivable credit losses at the end of fiscal 2025 was relatively flat compared with the end of fiscal 2024. We monitor our customers' accounts, limit our credit exposure to certain independent dealers, and strive to decrease our days' sales outstanding.

Accounts Payable: Our accounts payable decreased $0.5 million as of year end fiscal 2025 compared with year end fiscal 2024, primarily reflecting lower inventory purchases.

Customer Deposits: We collect a deposit from our customers at the time a customer order is placed in one of our company-owned retail stores or through our websites, www.la-z-boy.com and www.joybird.com. Customer deposits decreased $15.9 million as of fiscal year end 2025 compared with fiscal year end 2024, primarily due to a reduction in backlog resulting from improved delivery lead times driven by continued operational efficiencies in our manufacturing and distribution processes.

Customers

We sell directly to end consumers through our company-owned La-Z-Boy Furniture Galleries® stores that make up our Retail segment, our small-format Joybird stores, and our websites, www.la-z-boy.com and www.joybird.com. Sales in our Wholesale segment are primarily to third-party furniture retailers, which also includes independently-owned La-Z-Boy Furniture Galleries®. While mainly located throughout the United States and Canada, we also have customers located in various other countries, including the United Kingdom, Australia, China and New Zealand.

We have formal agreements with many furniture retailers for them to display and merchandise products from one or more of our operating units and sell them to consumers in dedicated retail space, either in stand-alone stores or dedicated proprietary galleries, or La-Z-Boy Comfort Studio® locations within their stores. We consider this dedicated space to be "proprietary." In addition, we display a curated selection of La-Z-Boy branded products within larger independent dealers, designated as La-Z-Boy branded spaces. For our Wholesale segment, our fiscal 2025 customer mix based on sales was approximately 60% proprietary, 10% major dealers (large, regional retailers), and 30% other independent retailers.

The success of our product distribution model relies heavily on having retail floor space that is dedicated to displaying and marketing our products. Maintaining, updating, and, when appropriate, expanding our proprietary distribution network is a key part of our overall sales and marketing strategy. We intend, over the long-term, to not only increase the number of stores in the network but also to continue to improve their quality, including upgrading old-format stores to our new concept design through remodels and relocations. We continue to maintain and update our current stores to improve the quality of the network. During fiscal 2025 the La-Z-Boy Furniture Galleries® store network opened 15 new stores and relocated or remodeled 29 stores. In fiscal 2026, the La-Z-Boy Furniture Galleries® store network further plans to open 13 to 18 stores and relocate or remodel 20 to 25 stores, all of which will feature our latest store designs. Additionally, during fiscal 2026 we plan to open or update approximately 80 La-Z-Boy Comfort Studio® locations as well as over 300 branded space locations.

Independent dealers for our proprietary La-Z-Boy Furniture Galleries® store network provide distribution in specific geographical areas and enable us to concentrate our marketing to a dedicated product line across the entire network benefitting La-Z-Boy, these dealers, and our consumers. It also allows dealers in this proprietary group to take advantage of best practices, with which other proprietary dealers have succeeded, and we facilitate forums for these dealers to share them. These La-Z-Boy

Furniture Galleries® stores provide our consumers a full-service shopping experience with a large variety of products, knowledgeable sales associates, and design service consultants.

Orders and Backlog

We typically build upholstery units based on specific orders, either for dealer stock or to fill consumers' custom orders, whereas we import casegoods product primarily to fill our internal orders, rather than customer or consumer orders. We define backlog as any written order that has not yet been delivered, whether to an independent furniture retailer, an independently-owned La-Z-Boy Furniture Galleries® store, or the end consumer through our company-owned La-Z-Boy Furniture Galleries® stores.

Historically, the size of our backlog at a given time varies and may not be indicative of our future sales and, therefore, we do not rely entirely on backlogs to predict future sales. Our wholesale backlog was $119.5 million as of April 26, 2025, a 13% decrease compared with our fiscal 2024 year end backlog of $136.6 million. The decrease in fiscal 2025 was primarily due to improved delivery lead times driven by continued operational efficiencies in our manufacturing and distribution processes. We anticipate our backlog will remain relatively stable in fiscal 2026.

Competitive Conditions

We are one of the largest manufacturer/distributors of residential (living and family room, bedroom, and dining room) furniture in the United States, as measured by annual sales volume.

The home furnishings industry competes primarily on the basis of product styling and quality, comfort, customer service (product availability and delivery), price, and location. We compete by emphasizing our brand and the comfort, quality, styling, customization, value of our products, and our available design services. In addition, we remain committed to innovation while striving to provide outstanding customer service, exceptional dealer support, and efficient on-time delivery. Maintaining, updating, and expanding our proprietary distribution system, including identifying desirable retail locations, is a key strategic initiative for us in striving to remain competitive. We compete in the mid to upper-mid price point, and a shift in consumer taste and trends to lower-priced products could negatively affect our competitive position. Additionally, our wholesale business faces increased market pressures from foreign manufacturers entering the United States market and increased direct purchases from foreign suppliers by large United States retailers.

The La-Z-Boy Furniture Galleries® stores operate in the retail furniture industry in the United States and Canada, and different stores have different competitors based on their geographic locations. In addition, alternative distribution channels have increasingly affected our retail markets. Direct-to-consumer brands bypass brick and mortar retailers entirely, or in some cases, have developed a product that can be shipped more easily than traditional upholstered furniture, thus increasing competition for our products. The increased ability of consumers to purchase furniture through various furniture manufacturers' and digital-only retailers' internet websites has also increased competition in the industry. Although digital retailers operate with lower overhead costs than a brick-and-mortar retailer, customer acquisition costs and advertising spend are typically much higher. Department stores and big box retailers with an online presence also offer products that compete with some of our product lines.

Trademarks, Licenses and Patents

We own the La-Z-Boy trademark, which is essential to the Wholesale and Retail segments of our business. We also own the Joybird trademark, which, along with the La-Z-Boy trademark, is essential to our e-commerce business. Additionally, we own a number of other trademarks that we utilize in marketing our products. We consider our La-Z-Boy trademark to be among our most valuable assets and we have registered that trademark and others in the United States and various other countries where our products are sold. These trademarks have a perpetual life, subject to renewal. We license the use of the La-Z-Boy trademark to certain international partners and dealers outside of North America. We also license the use of the La-Z-Boy trademark on contract office furniture, outdoor furniture, furniture for recreational vehicles, and certain non-furniture products, as these arrangements enhance our brand awareness, broaden the perceptions of La-Z-Boy, and create visibility of the La-Z-Boy brand in channels outside of the residential furniture industry. In addition, we license to our branded dealers the right to use our La-Z-Boy trademark in connection with the sale of our products and related services, on their signs, and in other ways, which we consider to be a key part of our marketing strategies. We provide more information about those dealers under "Customers."

We hold a number of United States and foreign patents that we actively enforce. We have followed a policy of filing patent applications for the United States and select foreign countries on inventions, designs and improvements that we deem valuable, but these patents do expire at various times.

While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license, trademark or other intellectual property right (other than the La-Z-Boy trademark) is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole. We vigorously protect our trademarks and patents against third-party infringement.

Compliance with Environmental Regulations

Our manufacturing operations involve the use and disposal of certain substances regulated under environmental protection laws and regulations and, from time to time, we may be involved in a small number of remediation actions and site investigations concerning these substances. Based on a review of all currently known facts and our experience with previous environmental matters, we currently do not believe it is probable that we will have any additional loss for environmental matters that would be material to our consolidated financial statements.

Human Capital

Employees

We employed approximately 10,600 full-time equivalent employees at the end of fiscal 2025, compared with approximately 10,200 employees at the end of fiscal 2024. The increase in headcount was primarily driven by additional employees in our manufacturing operations and growth in our retail business. As of the end of fiscal 2025 we employed approximately 8,000 employees in our Wholesale segment, 1,800 in our Retail segment, 500 in our Joybird business, with the remaining employees being corporate personnel. We employ the majority of our employees on a full-time basis.

Purpose and Values

At La-Z-Boy Incorporated, we believe in the transformational power of comfort. We provide an excellent consumer experience, create high quality products and empower people to transform rooms, homes and communities with comfort. Our teams are committed to our core values of Courage, Curiosity and Compassion. We are not afraid to try new things, we are relentless in our mission to understand our business and consumers, and we honor our almost 100-year legacy that was built on family.

Sustainability

For La-Z-Boy Incorporated, embracing sustainability is much more than a means to do good - it is a key principle to ensure long-term success in an ever-changing industry and dynamic global economy. With sustainability as a core foundation, we preserve resources and natural habitat, extend the impact of our investments, ensure regulatory compliance, and develop meaningful connections with employees and stakeholders. Our strategic initiatives include three key principles that align sustainability focus and company operations to drive long-term success.

- *Lean Manufacturing*. Production aimed at maximizing yield, minimizing waste of all forms, optimizing efficiencies, and providing benefits to our customers, our shareholders and the planet.

- *Sustainable and Agile Supply Chain*. Ensuring availability of necessary materials and services while adhering to environmental and social standards.

- *Human-Centered Approach*. Leading through compassion by focusing on stakeholder collaboration and employee well-being, awareness, and competence.

At La-Z-Boy Incorporated, we support our employees so they can make courageous choices and help our business thrive. Our people practices are linked to our sustainability initiatives. The sustainable culture we are building is designed to empower employees to do what is right in the workplace and in our communities. From supporting our employees' careers and providing a safe and ethical work environment to giving back to the communities where we live and work, people are always at the heart of our brand.

Compliance and Ethics

La-Z-Boy Incorporated is dedicated to upholding the highest ethical standards and working with honesty and integrity in all aspects of our business operations. Our Code of Conduct provides a clear and thorough ethics standard for all employees, officers, and directors with respect to interactions with customers, vendors, and other staff. Employees also undergo annual training on ethics and the Code of Conduct. We also maintain an Ethics Hotline to make it easy for employees and suppliers to report any concerns. This line is available 24 hours a day and is operated by a third-party. Reports are taken by trained professionals and promptly forwarded to our Corporate Compliance team. Employees may also communicate any concerns through a dedicated online portal.

Culture of Belonging

At the heart of our workplace is a Culture of Belonging - a commitment to ensure that every employee feels valued, heard, and empowered to bring their full selves to work. We believe that when people feel a true sense of belonging and purpose, they thrive, and so does our organization. We are intentional about building a team that reflects the makeup of the global communities we serve. We know that the unique backgrounds, lived experiences, and perspectives of our employees make us stronger, more innovative, and better equipped to deliver on our mission. Rooted in our purpose and values, we strive to be curious, courageous, and compassionate in all that we do. These qualities guide us as we continue to foster a workplace that not only attracts exceptional talent but also celebrates differences and encourages bold thinking to unlock the transformational power of comfort.

Safety and Health

We prioritize the health and safety of our employees, partners and the people in communities where we operate.

As the largest industrial manufacturer in many regions where we do business, we recognize our potential impact on surrounding communities. We actively partner with local agencies in these communities to build proactive emergency and contingency plans for any major incidents that may occur at our facilities and any natural disasters that may impact the region.

We work to forge relationships with agencies, such as the Occupational Safety and Health Administration (OSHA), to understand how we can best adhere to health and safety practices. Additionally, the National Safety Council (NSC) has recognized La-Z-Boy Incorporated with multiple awards for safety performance and leadership throughout the Company's history. This includes our recognition as an eight-time recipient of the Corporate Culture of Safety Award.

Training and Development

We are committed to fostering a workplace that supports development aligned with our values of compassion, curiosity, and courage. Across all areas of our business, we provide opportunities for personal and professional development that empower our employees to thrive in their current roles and prepare for future advancement.

We offer on-the-job training, particularly in our operations and retail environments, to ensure employees have the tools and knowledge to uphold our high standards for product quality and customer experience. In addition, we host monthly competency-building training courses open to all employees, designed to strengthen core capabilities and support career growth across functions.

We prioritize internal promotion and are dedicated to equipping new managers with the foundational skills needed to succeed in leadership roles. Our structured leadership development program prepares employees who are new to managing teams by focusing on the behaviors and skills essential to leading with impact.

Employee Town Halls and Employee Engagement

"LZB Live", our quarterly global town hall, and other employee town halls are held in person and streamed to give our employees an opportunity to ask questions of our Chief Executive Officer, Chief Financial Officer, and other senior executive leaders and to continue to build and support our mission, purpose, and values. Additionally, the Company provides opportunities for employee recognition from peers and leaders through our BRAVO program, and also periodically administers employee engagement surveys.

Community Giving

Throughout our 98-year history, giving back to our communities has been woven through La-Z-Boy Incorporated's culture following the example set by our founders. When it comes to giving, our vision is to improve the lives of others by developing exceptional programs based on partnerships where employees feel a sense of connection and pride in their communities and our mission is to enhance the quality of life in the communities in which we live and serve through leadership, financial contributions, and volunteer efforts.

Our philanthropic initiatives include the La-Z-Boy Foundation, local community involvement, disaster relief, and our signature charity, Ronald McDonald House Charities. La-Z-Boy Incorporated is honored to be the official furniture provider for Ronald McDonald House Charities. Throughout fiscal 2025, La-Z-Boy Incorporated has continued our support of providing furniture and financial contributions to non-profit organizations with special emphasis on arts/culture/humanities, community enrichment, education, and health and human services.

Our employees further exemplify the spirit of giving through leadership and volunteer efforts in their own communities, and for numerous non-profit organizations, which include the United Way, Relay for Life, Habitat for Humanity, and others. The Company participates in the *"The La-Z-Boy Summer of Caring"* during the summer and *"The La-Z-Boy Season of Caring"* during the winter, seasonal initiatives that encourage and support employee volunteerism.

Internet Availability

Our Forms 10-K, 10-Q, 8-K, proxy statements on Schedule 14A, and amendments to those reports are available free of charge through links on our internet website, www.la-z-boy.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Copies of any materials we file or furnish to the SEC can also be obtained free of charge through the SEC's website at www.sec.gov. The information on our website is not incorporated by reference into this report or any other reports we file with, or furnish to, the SEC.

ITEM 1A.   RISK FACTORS.

Our business is subject to a variety of risks. Any of the following risks could materially and adversely affect our business, results of operations, financial condition, or future prospects. The risks discussed below should be carefully considered, together with the other information provided in this Annual Report on Form 10-K, including in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 1C. Cybersecurity, and our financial statements, including the related notes. These risk factors do not identify all risks that we face. There may be additional risks that are presently unknown to us or that we currently believe to be immaterial that could affect us. Investors should carefully consider all risks, including those disclosed, before making an investment decision.

Macroeconomic and Market Risk Factors

Declines in certain economic and market conditions that impact consumer confidence and consumer spending, or cause further disruption in our business, could negatively impact our sales, results of operations and liquidity.

The furniture industry and our business are particularly sensitive to cyclical variations in the general economy and to uncertainty regarding future economic conditions because our principal products are consumer goods that may be considered postponable discretionary purchases. Economic downturns and prolonged negative economic conditions have affected, and could continue to affect general consumer spending, resulting in a decrease in the overall demand for such discretionary items, including home furnishings. Factors influencing consumer spending include, among others, general economic conditions, consumer disposable income, recession and fears of recession, United States government default or shutdown or the risk of such default or shutdown, inflation, unemployment, war and fears of war, changes in global trade policies, availability of consumer credit, consumer debt levels, consumer confidence, conditions in the housing market, fuel prices, interest rates, sales tax rates, civil disturbances and terrorist activities, natural disasters, adverse weather, and health epidemics or pandemics. We are unable to identify and predict to what extent such factors may further impact consumer spending on our products in the short and long term.

Loss of market share and other financial or operational difficulties due to competition would likely result in a decrease in our sales, earnings, and liquidity.

The residential furniture industry is highly competitive and fragmented. We currently compete with many other manufacturers and retailers, including online retailers. Some of these competitors offer widely advertised products or are large retail furniture dealers offering their own store-branded products. Competition in the residential furniture industry is based on, among other factors, quality, style of products, perceived value, price, promotional activities, customer service and experience, omnichannel presence, and advertising. Changes in pricing and promotional activities of competitors may adversely affect our performance. In addition, due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish, and other construction techniques) from those of our competitors. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share, which would likely decrease our future sales, earnings, and liquidity.

A majority of our sales are to distribution channels that rely on physical stores to merchandise and sell our products and a significant shift in consumer preference toward purchasing products online could have a material adverse effect on our sales and operating margin. Over the past several years, the furniture industry in general has experienced a shift to more online purchasing. We are attempting to meet consumers where they prefer to shop by expanding our online capabilities and improving the user experience at www.la-z-boy.com to drive more traffic to both our online site and our physical stores. We also own Joybird, a leading e-commerce retailer and manufacturer of upholstered furniture. Joybird sells product primarily online, where there is significant competition for customer attention among online and direct-to-consumer brands.

These and other competitive pressures could cause us to lose market share, revenue and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations or liquidity.

Operational Risk Factors

Our business and our reputation could be adversely affected by cybersecurity incidents and the failure to protect sensitive employee, customer, consumer, vendor or Company data.

Cyber-attacks designed to gain access to and extract sensitive information or otherwise affect or compromise the confidentiality, integrity, and availability of information, including phishing attempts, denial of service attacks, and malware or ransomware incidents, have occurred over the last several years at a number of major U.S. companies and have resulted in, among other things, the unauthorized release of confidential information, material business disruptions, and negative brand and reputational impacts. Additionally, because techniques used to obtain unauthorized access to systems and networks are increasingly sophisticated and constantly evolving, we may not be able to anticipate, detect, or prevent all attacks until after they have already been launched. For example, as artificial intelligence continues to evolve, cyber-attackers could also use artificial intelligence to develop malicious code and sophisticated phishing attempts. Similar to many other retailers, we receive, process, store, use and share data about our customers, consumers, employees, contractors, suppliers, vendors and others, including payment information and personally identifiable information, as well as other personal, confidential and proprietary information. Additionally, we rely on third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure, and we supply such third-party providers with the data required for those services.

During fiscal 2025, we were subject, and in the future, we will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure. Such attempts may involve cyber-attack, malware, ransomware, computer viruses, phishing attempts, social engineering and other means of unauthorized access. A breach of our systems, either internally, through potential vulnerabilities of our employees' home networks, or at our third-party technology service providers, could adversely affect our business operations and result in the loss or misappropriation of, and unauthorized access to, sensitive information. As a result of a breach involving the unauthorized release of sensitive information, our reputation could be adversely affected resulting in a loss of our existing customers and potential future customers, or we could face claims, demands, lawsuits, regulatory investigations and could incur fines, penalties, or become subject to injunctive relief imposing additional compliance obligations. An electronic security breach resulting in the unauthorized release of sensitive data from our information systems or those of our third-party service providers could also materially increase the costs we already incur to protect against these risks, including costs associated with insurance coverage and potential remediation measures. We continue to balance the additional risk with the cost to protect us against a breach and have taken steps to ensure that losses arising from a breach would be covered in part by insurance that we carry, although the costs, potential monetary damages, and operational consequences of responding to cyber incidents and implementing remediation measures may be in excess of our insurance coverage or be not covered by our insurance at all.

We have implemented a hybrid work approach for certain employees. Although we continue to implement strong physical and cybersecurity measures to ensure that our business operations remain functional and to ensure uninterrupted service to our customers, our systems and our operations remain vulnerable to cyberattacks and other disruptions due to the fact that a portion of our employees work remotely and we cannot be certain that our mitigation efforts will be effective.

We rely extensively on information technology systems to process transactions, summarize results, and manage our business and that of certain independent dealers. Disruptions in both our primary and back-up systems could adversely affect our business and results of operations.

Our primary and back-up information technology systems are subject to damage or interruption from power outages, telecommunications failures, hardware and software failures, computer hacking, cybersecurity breaches, computer viruses, phishing attempts, cyber-attacks, malware and ransomware attacks, errors by employees, natural disasters, adverse weather, and similar events. We also rely on technology systems and infrastructure provided by third-party service providers, who are subject to these same cyber and other risks. Interruptions of our critical business information technology systems or failure of our back-up systems could result in longer production times or negatively impact customers resulting in damage to our reputation and a reduction in sales. If our critical information technology systems or back-up systems were damaged or ceased to function properly, we might have to make a significant investment to repair or replace them. If a ransomware attack or other cybersecurity breach occurs, either internally or at our third-party technology service providers, it is possible we could be prevented from accessing our data which may cause interruptions or delays in our business, cause us to incur remediation costs or require us to pay ransom to a hacker which takes over our systems, or damage our reputation. While we carry insurance that would mitigate losses from certain damage, interruption, or breach of our information technology systems, insurance may be insufficient to compensate us fully for potential significant losses.

Further, information systems of our suppliers or service providers may be vulnerable to attacks by hackers and other security breaches, including computer viruses and malware, through the internet, email attachments and persons with access to these information systems. If our suppliers or service providers were to experience a system disruption, attack or security breach that impacts a critical function, it could result in disruptions in our supply chain, the loss of sales and customers, potential liability for damages to our customers, reputational damage and incremental costs, which could adversely affect our business, results of operations and profitability.

Inability to maintain and enhance our brand and respond to changes in our current and potential consumers' tastes and trends in a timely manner could adversely affect our business and results of operations.

The success of our business depends on our ability to maintain and enhance our brands to increase our business by retaining consumers and attracting new ones. Furniture product is fashion-oriented so changes in consumers' tastes and trends and the resultant change in our product mix, as well as failure to offer our consumers multiple avenues for purchasing our products, could adversely affect our business and results of operations. As mentioned above, there is significant competition for customer attention among online and direct-to-consumer brands. We attempt to minimize these risks by maintaining strong advertising and marketing campaigns promoting our brands. We also attempt to minimize our risk by updating our current product designs, styles, quality, prices, and options to purchase our products in-store or online. If these efforts are unsuccessful or require us to incur substantial costs, our business, results of operations and financial or competitive condition could be adversely affected.

Significant disruptions in our supply chain could negatively affect our business and results of operations.

From time to time, like many businesses, we have experienced significant disruption in our supply chain as a result of external factors, such as the COVID-19 pandemic, resulting in unprecedented increases in material, freight and transportation costs, as well as significant unavailability or delay of parts or finished goods. Future significant disruptions of this nature in our supply chain, in the furniture industry, within our independent dealer network or among our third-party wholesalers, or other unusual developments could cause significant disruption to our business and negatively affect our results.

Fluctuations in the price, availability and quality of raw materials could cause delays that could result in our inability to timely provide goods to our customers. Such fluctuations have increased, and could continue to increase, our cost and therefore decrease our earnings.

In manufacturing furniture, we use various types of wood, fabrics, leathers, upholstered filling material, including polyurethane foam, steel, other raw materials, and metal components. Additionally, our manufacturing processes and plant operations use various electrical equipment and components and tooling. Because we are dependent on outside suppliers for these items, fluctuations in their price, availability, and quality have had, and could continue to have, a negative effect on our cost of sales and our ability to meet our customers' demands. We have a higher concentration in upholstery sales, including motion furniture, than many of our competitors, and the effects of price and wage inflation related to steel, polyurethane foam, wood, electrical components for power units, leather and fabric or quantity shortages of such materials or parts have had, and could continue to have, a significant negative impact on our business. Competitive and marketing pressures may prevent us from passing along price increases to our customers, and the inability to meet our customers' demands could cause us to lose sales.

Further, most of our polyurethane foam comes from three suppliers. These suppliers have several facilities across the United States, but adverse weather, natural or man-made disasters, or public health crises (such as pandemics or epidemics) could result in delays in shipments of polyurethane foam to our plants. Similarly, adverse weather (including increased risk of catastrophic events as a result of climate change), natural or man-made disasters, public health crises (such as pandemics or epidemics), labor disputes, possible acts of terrorism, port and canal blockages and congestion, and availability of shipping containers have and could in the future result in delays in shipments or the absence of required raw materials or components from any of our suppliers.

A change in the financial condition of our domestic and foreign fabric suppliers could impede their ability to provide products to us in a timely manner. Upholstered furniture is fashion oriented, and if we are unable to acquire sufficient fabric variety, or to predict or respond to changes in fashion trends, we might lose sales and have to sell excess inventory at reduced prices. Doing so would have a negative effect on our sales and earnings.

Changes in the availability and cost of foreign sourcing and economic and political uncertainty in countries outside of the United States in which we operate or from which we purchase product, could adversely affect our business and results of operations.

We have operations in countries outside the United States, some of which are located in emerging markets. Long-term economic and political uncertainty in some of the countries in which we operate, such as the United Kingdom, Mexico, and Thailand, could result in the disruption of markets and negatively affect our business. Our casegoods business imports products manufactured by foreign sources, mainly in Vietnam, and our Wholesale segment purchases cut-and-sewn fabric and leather sets, electronic component parts, and some finished goods from Chinese and other foreign vendors. Our cut-and-sewn leather sets are primarily purchased from suppliers that operate in China and the majority of our fabric products are also purchased from suppliers that operate in China. One of these primary suppliers provides both cut-and-sewn leather sets and fabric products. As a result of factors outside of our control, at times our sourcing partners have not been able to, and in the future may not be able to, produce or deliver goods in a timely fashion or the quality of their product may lead us to reject it, causing disruptions in our domestic operations and delays in shipments to our customers.

Financial and Strategic Risk Factors

Our current retail markets and other markets that we may enter in the future may not achieve the growth and profitability we anticipate. We have incurred, and may incur in the future, charges for the impairment of long-lived assets, goodwill, or other intangible assets if we fail to meet our earnings expectations for these markets.

From time to time we may acquire independent La-Z-Boy Furniture Galleries® stores or other retail businesses, such as Joybird. We also plan to remodel and relocate existing stores and experiment with new store formats and may close underperforming stores. Our assets include goodwill and other intangible assets acquired in connection with these acquisitions. Profitability of acquired, remodeled, relocated, and new format stores will depend on lease rates (for stores we lease) and retail sales and profitability justifying the costs of acquisition, remodeling, and relocation. If we do not meet our sales or earnings expectations for these stores or businesses, we have in the past incurred and may in the future incur charges for the impairment of long-lived assets, the impairment of right-of-use lease assets, the impairment of goodwill, or the impairment of other intangible assets.

We also operate a wholesale sales office that is responsible for distributing La-Z-Boy products in the United Kingdom and Ireland, as well as a manufacturing business in the United Kingdom which was acquired in fiscal 2022. Our assets include goodwill and other intangible assets, including acquired customer relationships, in connection with our acquisition of the wholesale business. During fiscal 2025 we fully impaired the goodwill and intangible asset related to our businesses in the United Kingdom and therefore the risk of future impairment is minimal. Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on the impairments.

We may require funding from external sources, which may not be available at the levels we require or may cost more than we expect, and as a result, our expenses and results of operations could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. We believe that our cash and cash equivalents, short-term investments, cash from operations, and amounts available under our credit facility will be sufficient to finance our operations and expected capital requirements for at least the next 12 months.

In the event that we draw on our credit facility, outstanding amounts may become immediately due and payable upon certain events of default, including a failure to comply with the financial covenants in the credit agreement—a consolidated net lease adjusted leverage ratio requirement and a consolidated fixed-charge coverage ratio requirement—or with certain other affirmative and negative covenants in the credit agreement. If we are unable to access additional credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our results of operations or financial condition.

Due to the nature of our business and our payment terms, we may not be able to collect amounts owed to us by customers, which may adversely affect our sales, earnings, financial condition, and liquidity.

We grant payment terms to most wholesale customers ranging from 15 to 60 days. Some of our customers have experienced, and may in the future experience, cash flow and credit-related issues. If a major event with negative economic effects were to occur, and such effects have occurred in the past, we may not be able to collect amounts owed to us or such payment may only occur after significant delay. While we perform credit evaluations of our customers, those evaluations may not prevent uncollectible trade accounts receivable. Credit evaluations involve significant management diligence and judgment, especially in the current environment. Should more customers than we anticipate experience liquidity issues, if payment is not received on a timely basis, or if a customer declares bankruptcy or closes stores, we may have difficulty collecting amounts owed to us by these customers, which could adversely affect our sales, earnings, financial condition and liquidity.

We may be unsuccessful in identifying attractive acquisition opportunities or, to the extent that we pursue attractive acquisition opportunities, we may be unsuccessful in completing or realizing the expected benefits of such acquisitions.

From time to time, we may acquire independent La-Z-Boy Furniture Galleries® stores or other retail businesses or pursue other growth opportunities through strategic acquisitions. We have completed several such acquisitions in recent years. If we choose to acquire businesses in the future, there can be no assurance that we will be able to find suitable businesses to purchase, acquire such businesses on acceptable terms, or realize the benefits of any acquisition we pursue. The success of any completed acquisition will depend on our ability to effectively integrate and manage the business after the acquisition. The identification of suitable acquisition or strategic investment candidates, as well as the management and integration of any acquired businesses, can be costly and time-consuming and can distract our leadership team from our current operations.

Legal, Tax and Regulatory Risk Factors

Changes in the domestic or international regulatory environment could adversely affect our business and results of operations.

We are subject to numerous laws and regulations, including those relating to labor and employment, customs, sanctions, truth-in-advertising, consumer protection, e-commerce, privacy, health and safety, real estate, environmental and zoning and occupancy, intellectual property and other laws and regulations that regulate retailers, manufacturers or otherwise govern our business. Changes in laws and regulations in the United States or internationally may require us to modify our current business practices or otherwise increase our costs of compliance, which could adversely affect our results of operations.

We are subject to risks from changes to the trade policies, including tariff and import/export regulations, by the United States or other foreign governments.

Changes in trade policy, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments could have a material adverse impact on our business. The imposition of new tariffs or increases in existing tariffs on products imported from countries where we or our suppliers operate could result in increased costs for raw materials and finished goods. These cost increases may reduce our margins, require us to raise prices, or make our products less competitive in the marketplace. In addition, other countries may change their business and trade policies in anticipation of or in response to increased import tariffs and other changes in trade policy and regulations already enacted or that may be enacted in the future. If we are unable to mitigate these risks through supply chain adjustments, pricing strategies, or other measures, our financial performance and growth prospects could be negatively affected.

We manufacture components and finished goods in the United States, Mexico and the United Kingdom; source raw materials domestically and from foreign countries; purchase components and finished goods manufactured in foreign countries, including China and Vietnam; participate in consolidated joint ventures in Thailand; and operate a wholesale and retail business in Canada. As a result, we are subject to risks relating to changes in the domestic or international regulatory environment or trade policies, including new or increased duties, tariffs, retaliatory tariffs, trade limitations, and termination or renegotiation of bilateral and multilateral trade agreements impacting our business.

The United States has enacted certain tariffs on many items sourced from China, including certain furniture, accessories, furniture parts, and raw materials that are imported into the United States and that we use in our domestic operations. We may not be able to fully or substantially mitigate the impact of these tariffs, pass price increases on to our customers, or secure adequate alternative sources of products or materials. The tariffs, along with any additional tariffs or retaliatory trade restrictions implemented by the United States or other countries, could negatively impact customer sales, including potential delays in product received from our vendors, our cost of goods sold and results of operations. Conversely, if certain tariffs are eliminated or reduced, we may face additional competition from foreign manufacturers entering the United States market and from domestic retailers who rely on imported goods, putting pressure on our prices and margins, which could adversely affect our results of operations. Finally, our business, including our sales and margins, could be adversely affected by the imposition in Canada, Mexico, the United Kingdom or other foreign countries of import bans, quotas, and increases in tariffs.

Our business and our reputation could be adversely affected by the failure to comply with or the cost of compliance with evolving regulations relating to our obligation to protect sensitive employee, customer, consumer, vendor or Company data.

We receive, process, store, use and share data about our customers, consumers, employees, contractors, suppliers, vendors and others, including payment information and personally identifiable information, as well as other personal, confidential and proprietary information. There are numerous federal, state, local and foreign laws and regulations regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Regulatory focus on data privacy and security concerns continues to increase globally, and laws and regulations concerning the collection, use, and disclosure of personal information are expanding and becoming more complex, while being subject to uncertain and differing interpretations that may be inconsistent among countries or conflict with other rules. For example, the European General Data Protection Regulation ("GDPR") applies to us and creates a range of requirements and compliance obligations regarding the treatment of personal data, including the public disclosure of significant data breaches, and imposes significant penalties for non-compliance. Several state laws include additional requirements with respect to disclosure and deletion of personal information of residents, as well as civil penalties for violations and a private right of action for data breaches. These privacy and data protection laws may increase our costs of compliance and risks of non-compliance, which could result in substantial penalties, negative publicity and harm to our brand. These risks may be heightened by our online marketing and customer engagement activities. It is possible that these laws may be interpreted or applied in a manner that is adverse to us, unforeseen, or otherwise inconsistent from one jurisdiction to another or with our practices, or that we may not adequately adapt our internal policies and/or procedures to evolving regulations, any of which could result in litigation, regulatory investigations, enforcement actions, fines, penalties and potential legal liability, require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand, which are critical to our business operations, may be harmed, we could incur substantial costs, including costs related to litigation, or we could lose both customers and revenue.

Changes in regulation of our international operations, including anti-corruption laws and regulations, could adversely affect our business and results of operations.

Our operations outside of the United States and sale of product in various countries subject us to U.S. and foreign laws and regulations, including but not limited to the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, the U.S. Export Administration Act, and other anti-bribery and anti-corruption statutes. These laws and regulations include prohibitions on improper payments to government officials, restrictions on where we can do business, what products we can supply to certain countries, and what information we can provide to certain governments. Violations of these laws, which are complex, frequently changing, and are often subject to varying interpretation and enforcement, may result in civil or criminal penalties or sanctions that could have a significant adverse effect on our business and results of operations. It is possible that our employees, contractors, or agents could violate our policies and procedures or otherwise fail to comply with these laws and regulations.

We may be subject to product liability and other claims or undertake to recall one or more products, which could adversely affect our business, results of operations and reputation.

Millions of our products, sold over many years, are currently used by consumers. We have voluntarily recalled products in the past, and while none of those recalls has resulted in a material expense or other significant adverse effect, a significant product recall or other product-related litigation could result in future additional expense, penalties, and injury to our brands and reputation, and adversely affect our business and results of operations. In addition, we are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could result in costly litigation that could adversely affect our business and results of operations.

Although we maintain liability insurance in amounts that we believe are reasonable, in most cases, we are responsible for large, self-insured retentions and defense costs. We may not be able to maintain such insurance on acceptable terms, if at all in the future, or that product liability or other claims will not exceed the amount of insurance coverage, or that all such matters would be covered by our insurance. As a result, product liability and other claims could have a material adverse effect on our business, results of operations and financial condition.

Changes in tax policies could adversely affect our business and results of operations.

Changes in United States or international income tax laws and regulations may have an adverse effect on our business in the future. We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, the outcome of income tax audits in various jurisdictions, and any repatriation of non-U.S. earnings for which the Company has not previously provided for U.S. taxes. We regularly assess these matters to determine the adequacy of our tax provision, which is subject to significant judgement.

General Risk Factors

Our operations are subject to risks of unsettled political conditions, natural or man-made disasters, adverse weather, climate change, acts of war, terrorism, organized crime, pandemics and other public health concerns, any one of which could adversely affect our business and results of operations.

Our operations are subject to risks of unsettled political conditions, natural or man-made disasters, adverse weather, climate change, acts of war, terrorism, organized crime, pandemics and other public health concerns. If any of these events cause disruptions or damage in our manufacturing plants, distribution facilities, company-owned La-Z-Boy Furniture Galleries® stores or corporate headquarters, or the facilities of our vendors, or if such events impact the availability of raw materials or cause disruption in our supply chain, that could make servicing our customers more difficult or result in the potential loss of sales and customers. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage. Any of these outcomes could have an adverse affect on our business and results of operations.

We make certain assumptions, judgments and estimates that impact the amounts reported in our consolidated financial statements, which, if not accurate, may impact our financial results.

Certain assumptions, judgments and estimates impact amounts reported in our consolidated financial statements, including but not limited to, inventories, goodwill, intangible assets, product warranty liabilities, insurance and legal-related liabilities, and income taxes. To derive our assumptions, judgments and estimates, we use historical experience and various other factors that we believe are reasonable as of the date we prepare our consolidated financial statements. Our goodwill, resulting from certain acquisitions, is based on the expected future performance of the operations acquired and at least annually, we reassess the goodwill for impairment. Changes in business conditions or other events could materially change the projection of future cash flows or the discount rate we used in the fair value calculation for goodwill impairment tests. Actual results could differ materially from our estimates, and such differences may impact our financial results.

We may not be able to recruit and retain key employees and skilled workers in a competitive labor market or we could experience continued increases in labor costs, which could adversely affect our business and results of operations.

If we cannot successfully recruit and retain key employees and skilled workers or we experience the unexpected loss of those employees, our operations may be negatively impacted. A shortage of qualified personnel along with continued labor cost inflation may require us to further enhance our compensation in order to compete effectively in the hiring and retention of qualified employees.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

Risk Management and Strategy

The Company has developed an information security program to address risks from cybersecurity threats. The program includes policies and procedures that identify how security measures and controls are developed, implemented, and maintained. A risk assessment is conducted annually. The risk assessment along with risk-based analysis and judgment are used to select security controls to address risks. During this process, the following factors, among others, are considered: likelihood and severity of risk, impact on the Company and others if a risk materializes, feasibility and cost of controls, and impact of controls on the Company's operations and others. Specific controls that are used to some extent by the Company include endpoint threat detection and response (EDR), identity and access management (IAM), privileged access management (PAM), logging and monitoring involving the use of security information and event management (SIEM), multi-factor authentication (MFA), firewalls and intrusion detection and prevention, and vulnerability and patch management.

We incorporate third-party expertise in various aspects of our cybersecurity program. One or more third-party security firms are used by the Company in different capacities to provide or operate some of these controls and technology systems. Third parties are also used to conduct assessments, such as vulnerability scans and penetration testing of the Company and its systems. The Company uses a variety of processes to address cybersecurity threats related to the use of third-party technology and services.

The Company has a written incident response plan ("IRP") and conducts annual tabletop exercises to enhance incident response preparedness. Business continuity and disaster recovery plans are used to prepare for the potential for a disruption in the technology we rely on. The Company is a member of an industry cybersecurity intelligence and risk sharing organization. Certain employees, including those with access to Company-provided e-mail accounts, undergo security awareness training when hired and at least annually thereafter.

The Company has an enterprise risk management committee comprised of key business and functional leaders to address enterprise risks, and cybersecurity is a risk category addressed by that group. In addition to assessing major risks, management identifies and monitors such risks. At least annually, the Company's executive leadership reviews with the Board of Directors the major risks identified in the enterprise risk management process, as well as the steps identified to mitigate such risks. Each of the business and functional leaders responsible for the management of these identified risks also regularly discusses with the Board changes in assessment of these risks and mitigation plans.

The Company (or third parties it relies on) may not be able to fully, continuously, and effectively implement security controls as intended. As described above, we utilize a risk-based approach and judgment to determine the security controls to implement and it is possible we may not implement appropriate controls if we do not recognize or underestimate a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate risks. And events, when detected by security tools or third parties, may not always be immediately understood or acted upon.

The Company is not aware of any cybersecurity threat or any material cybersecurity incident to date, including as a result of any previous cybersecurity incidents, that has materially affected or is reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Additionally, in Item 1A Risk Factors under the heading of "Operational Risk Factors," forward-looking cybersecurity threats that could have a material impact on the Company are discussed. Those sections of Item 1A should be read in conjunction with this Item 1C.

Governance

The Chief Information Officer ("CIO") is the management position with primary oversight responsibility for the team responsible for the development, operation, and maintenance of our information security program. Pursuant to the Company's written IRP, the CIO is a member of the executive incident response team and severity classifications in the IRP are used to escalate matters to the executive incident response team. The CIO has more than 20 years of comprehensive IT experience across a breadth of technologies. The CIO is also a member of the Company's executive leadership team and meets regularly with the CEO, CFO, and other members of the executive leadership team. The CIO reports directly to the Board, at least twice a year, on cybersecurity risks and strategy and attends Board meetings to be available to discuss cybersecurity matters with the Board. Oversight of the information security program at the Board level sits with the Audit Committee. The CIO reports to the Audit Committee on risks and internal controls related to cybersecurity and information technology and systems at least annually and attends quarterly Committee meetings to be available to discuss such matters with the Audit Committee.

ITEM 2.   PROPERTIES.

Properties owned or leased at April 26, 2025 by segment:

(Amounts in millions)	Square Feet
Wholesale	8.6
Retail	3.9
Corporate and Other	0.5
Total property	13.0

Our active facilities and retail locations are located across the United States and in Mexico, Thailand, Canada, China, Hong Kong, and the United Kingdom. We own our world headquarters building in Monroe, Michigan and all of our domestic manufacturing plants. A joint venture in which we participate owns our Thailand plant. We lease the majority of our retail stores and showrooms, warehouses and distribution centers, certain office space and our manufacturing facilities in Mexico and the United Kingdom. For information on operating lease terms for our properties, refer to Note 5, Leases, to our consolidated financial statements, which is included in Item 8, Financial Statements and Supplementary Data, of this report.

ITEM 3.   LEGAL PROCEEDINGS.

We are involved in various legal proceedings arising in the ordinary course of our business. Based on a review of all currently known facts and our experience with previous legal matters, we have recorded expense in respect of probable and reasonably estimable losses arising from legal matters and we currently do not believe it is probable that we will have any additional loss that would be material to our consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Listed below are the names, ages and current positions of our executive officers and, if they have not held those positions for at least five years, their former positions during that period. All executive officers serve at the pleasure of the board of directors.

Melinda D. Whittington, age 58
•   President and Chief Executive Officer since April 2021 and Board Chair since December 2024
•   Senior Vice President and Chief Financial Officer from June 2018 to April 2021

Taylor E. Luebke, age 43
•   Senior Vice President and Chief Financial Officer since January 2025
•   Vice President, Finance and Treasurer from January 2023 to January 2025
•   Senior Finance Director, Residential Division from January 2021 to January 2023
•   Finance Director, Amazon Customer Team at The Proctor & Gamble Company, a multinational consumer goods corporation, from January 2019 to January 2021

Robert Sundy, age 49
•   President, La-Z-Boy Brand and Chief Commercial Officer since April 2023
•   Senior Vice President and Chief Commercial Officer from January 2021 to April 2023
•   Head of Brand Marketing, Licensing and Creative Studios – North American Region of Whirlpool Corporation, a manufacturer and marketer of home appliances, from April 2016 to January 2021

Rebecca M. Reeder, age 55
•   President, Retail La-Z-Boy Furniture Galleries since April 2023
•   Senior Vice President, Retail of Chico's FAS, a women's clothing and accessories retailer, from April 2018 to April 2023

Terrence J. (TJ) Linz, age 43
•   President, Portfolio Brands since April 2023
•   President, La-Z-Boy Retail Division from April 2019 to April 2023

Carol Y. Lee, age 53
•   Vice President and Chief Information Officer since June 2022
•   Vice President/Chief Information Officer, Information Technology of Consolidated Hospitality Supplies, LLC, an operating supplies and equipment provider for hospitality distribution, from August 2021 to June 2022
•   Senior Director, Global Digital Technology Solutions of American Hotel Register Company, a supplier brand of hospitality products and services, from July 2019 to August 2021

Michael A. Leggett, age 52
•   Senior Vice President and Chief Supply Chain Officer since May 2022
•   Vice President and Chief Supply Chain Officer from December 2021 to April 2022
•   Vice President Global Supply Chain Operations of Dentsply Sirona Inc., a dental products and technologies manufacturer, from February 2019 to December 2021

Raphael Z. Richmond, age 55
•   Vice President, General Counsel and Chief Compliance Officer since April 2021
•   Senior Director of Corporate Compliance and Employment Law from April 2019 to April 2021

Katherine E. Vanderjagt, age 43
•   Vice President and Chief Human Resources Officer since December 2018

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Dividend Information

Although we expect to continue to pay quarterly dividends, the payment of future cash dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial condition, as well as excess availability under the credit agreement, among other factors.

Shareholders

Our common stock trades on the New York Stock Exchange under the trading symbol "LZB". We had approximately 1,461 registered holders of record of La-Z-Boy Incorporated's common stock as of June 10, 2025. A substantially greater number of holders of La-Z-Boy Incorporated common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

Performance Graph

The graph below shows the cumulative total return for our last five fiscal years that would have been realized (assuming reinvestment of dividends) by an investor who invested $100 on April 25, 2020, in our shares of common stock, in the S&P 500 Composite Index, and in the Dow Jones U.S. Furnishings Index.



Company/Index/Market	4/25/2020	4/24/2021	4/30/2022	4/29/2023	4/27/2024	4/26/2025
La-Z-Boy Incorporated	$ 100.00	$ 207.10	$ 128.27	$ 143.95	$ 169.85	$ 203.90
S&P 500 Composite Index	$ 100.00	$ 149.83	$ 150.21	$ 154.21	$ 191.56	$ 210.35
Dow Jones U.S. Furnishings Index	$ 100.00	$ 250.51	$ 174.70	$ 172.75	$ 184.06	$ 192.81

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors has authorized the repurchase of Company stock. Repurchases under these programs are made at management's discretion from time to time on the open market or in privately negotiated transactions and through Rule 10b5-1. We spent $13.5 million on discretionary repurchases in the fourth quarter of fiscal 2025 to repurchase 0.3 million shares. During fiscal 2025, we spent $77.9 million to repurchase 2.0 million shares and as of April 26, 2025, 3.7 million shares remained available for repurchase pursuant to the board authorization. With the operating cash flows we anticipate generating in fiscal 2026, we expect to continue repurchasing Company stock, subject to market conditions and other factors as deemed relevant by our board of directors.

The following table summarizes our repurchases of Company stock during the quarter ended April 26, 2025 and includes shares purchased from employees to satisfy their withholding tax obligations upon vesting of restricted shares:

(Amounts in thousands, except per share data)	Total number of shares repurchased (1)	Average price paid per share	Total number of shares repurchased as part of publicly announced plan (2)	Maximum number of shares that may yet be repurchased under the plan
Fiscal February (January 26 - March 1, 2025)	297	$ 45.79	295	3,699
Fiscal March (March 2 - March 29, 2025)	—	$ —	—	3,699
Fiscal April (March 30 - April 26, 2025)	1	$ 38.61	—	3,699
Fiscal Fourth Quarter of 2025	298		295	3,699

(1) In addition to the 295,646 shares we repurchased during the quarter as part of our publicly announced, board-authorized plan described above, this column includes 2,011 shares we repurchased from employees to satisfy their withholding tax obligations upon vesting of restricted shares with an average share price of $42.86.

(2) On October 28, 1987, our board of directors announced the authorization of the plan to repurchase Company stock. The plan originally authorized 1.0 million shares, and since October 1987, 33.5 million shares have been added to the plan for repurchase. The authorization has no expiration date.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during fiscal year 2025.

ITEM 6.   RESERVED.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We have prepared this Management's Discussion and Analysis as an aid to understanding our financial results. It should be read in conjunction with the accompanying Consolidated Financial Statements and related Notes to Consolidated Financial Statements. It also includes management's analysis of past financial results and certain potential factors that may affect future results, potential future risks and approaches that may be used to manage those risks. Refer to "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this report for a discussion of factors that may cause results to differ materially. Note that our 2025, 2024 and 2023 fiscal years all included 52 weeks.

Introduction

Our Business

We are the leading global producer of reclining chairs and one of the largest manufacturers/distributors of residential furniture in the United States. The La-Z-Boy Furniture Galleries® stores retail network is the third largest retailer of single-branded furniture in the United States. We manufacture, market, import, export, distribute and retail upholstery furniture products under the La-Z-Boy®, England, Kincaid®, and Joybird® tradenames. In addition, we import, distribute and retail accessories and casegoods (wood) furniture products under the Kincaid®, American Drew®, Hammary®, and Joybird® tradenames.

For additional information about our business, refer to Part I, Item 1, Business of this report.

Century Vision Strategy

Our goal is to deliver value to our shareholders over the long term by executing Century Vision, our strategic plan for growth to our centennial year in 2027 and beyond, in which we aim to grow sales and market share and strengthen our operating margins. The foundation of our strategic plan is to drive disproportionate growth of our two consumer brands, La-Z-Boy and Joybird, by delivering the transformational power of comfort with a consumer-first approach. We plan to drive growth in the following ways:

Expanding the La-Z-Boy brand reach

- *Leveraging our connection to comfort and reinvigorating our brand with a consumer focus and expanded omni-channel presence.* Our strategic initiatives to leverage and reinvigorate our iconic La-Z-Boy brand center on a renewed focus on leveraging the compelling La-Z-Boy comfort message, accelerating our omni-channel offering, and identifying additional consumer-base growth opportunities. We leverage our consumer insights to develop and deliver on-trend upholstered furniture, particularly in the motion and reclining categories. We launched our brand campaign and marketing platform in fiscal 2024, *Long Live the Lazy*, with compelling, consumer inspired, messaging designed to increase recognition and consideration of the brand. We expect that this messaging will enhance the appeal of our brand with a broader consumer base. Further, our goal is to connect with consumers along their purchase journey through multiple means, whether online or in person. We are driving change throughout our digital platforms to improve the user experience, with a specific focus on the ease with which customers browse through our broad product assortment, customize products to their liking, find stores to make a purchase, or purchase at www.la-z-boy.com.

- *Growing our La-Z-Boy Furniture Galleries® store network.* We expect our strategic initiatives in this area to generate growth in our Retail segment through an increased company-owned store count and in our Wholesale segment as our proprietary distribution network expands. We are not only focused on growing the number of locations, but also on upgrading existing store locations to our new concept designs. We are prioritizing growth of our company-owned Retail business by opportunistically acquiring existing La-Z-Boy Furniture Galleries® stores and opening new La-Z-Boy Furniture Galleries® stores where we see opportunity for growth, or where we believe we have opportunities for further market penetration. Over the last five years, as a result of opening new company-owned stores and acquiring independent La-Z-Boy Furniture Galleries® stores, we increased our ownership percentage in this store network from 44% to 55%.

- *Expanding the reach of our wholesale distribution channels.* Consumers experience the La-Z-Boy brand in many channels including the La-Z-Boy Furniture Galleries® store network, the La-Z-Boy Comfort Studio® locations, our store-within-a-store format, and La-Z-Boy branded space locations. While consumers increasingly interact with the brand digitally, our consumers also demonstrate an affinity for visiting our stores to shop, allowing us to frequently deliver the flagship La-Z-Boy Furniture Galleries® store, La-Z-Boy Comfort Studio®, or La-Z-Boy branded space experience and provide design services. In addition to our branded distribution channels, approximately 1,900 other dealers sell La-Z-Boy products, which include some of the best-known names in the industry, providing us the benefit of multi-channel distribution. We believe there is significant growth potential for our consumer brands through these retail channels.

Profitably growing the Joybird brand

- *Profitably growing the Joybird brand with a digital-first consumer experience.* Joybird is a leading omni-channel, direct to consumer retailer and manufacturer of upholstered furniture. We believe that Joybird is a brand with significant potential and our strategic initiatives in this area focus on fueling profitable growth through the opening of additional small-format stores in key urban markets, an increase in digital marketing spend to drive awareness and customer acquisition, ongoing investments in technology, and an expansion of product assortment.

Enhancing our enterprise capabilities

- *Enhancing our enterprise capabilities to support the growth of our consumer brands and enable potential acquisitions for growth.* Key to successful growth is ensuring we have the capabilities to support that growth, including an agile supply chain, modern technology for consumers and employees, and by delivering a human-centered employee experience. Through our Century Vision strategic plan, we have several initiatives focused on enhancing these capabilities with a consumer-first focus.

Reportable Segments

Our reportable operating segments include the Retail segment and the Wholesale segment.

- *Retail Segment.* Our Retail segment consists of one operating segment comprised of our 203 company-owned La-Z-Boy Furniture Galleries® stores. The Retail segment sells primarily upholstered furniture, in addition to some casegoods and other home furnishing accessories, to end consumers through these stores.

- *Wholesale Segment.* Our Wholesale segment consists primarily of four operating segments: La-Z-Boy, our largest operating segment, our England subsidiary, our casegoods operating segment that sells furniture under three brands (American Drew®, Hammary®, and Kincaid®), and our international operating segment which includes our international wholesale and manufacturing businesses. We aggregate these operating segments into one reportable segment because they are economically similar and meet the other aggregation criteria for determining reportable segments. Our Wholesale segment manufactures and imports upholstered furniture, such as recliners and motion furniture, sofas, loveseats, chairs, sectionals, modulars, ottomans and sleeper sofas and imports casegoods (wood) furniture such as bedroom sets, dining room sets, entertainment centers and occasional pieces. The Wholesale segment sells directly to La-Z-Boy Furniture Galleries® stores, operators of La-Z-Boy Comfort Studio® and branded space locations, England Custom Comfort Center locations, major dealers, and a wide cross-section of other independent retailers.

- *Corporate and Other*. Corporate and Other includes the shared costs for corporate functions, including human resources, information technology, finance and accounting, and legal, in addition to revenue generated through royalty agreements with companies licensed to use the La-Z-Boy® brand name on various products. We consider our corporate functions to be other business activities and have aggregated them with our other insignificant operating segments, including our global trading company in Hong Kong and Joybird, an e-commerce retailer that manufactures upholstered furniture such as sofas, loveseats, chairs, ottomans, sleeper sofas and beds, and also imports casegoods (wood) furniture such as occasional tables and other accessories. Joybird sells to the end consumer primarily online through its website, www.joybird.com and through small-format stores in key urban markets. None of the operating segments included in Corporate and Other meet the requirements of reportable segments.

Results of Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for fiscal year 2025 as compared with fiscal year 2024. Refer to "Results of Operations" in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2024 Annual Report on Form 10-K, filed with the SEC on June 17, 2024, for an analysis of the fiscal year 2024 results as compared to fiscal year 2023.

Fiscal Year 2025 and Fiscal Year 2024

Supply Chain Optimization

During the second quarter of fiscal 2024, we announced actions intended to drive efficiencies and optimize our manufacturing capacity in our global supply chain operations. As part of this initiative, we made the decision to shift upholstery production from our Ramos, Mexico operations to our other upholstery plants and relocate our cut and sew operations back to Ramos, Mexico, resulting in the permanent closure of our leased cut and sew facility in Parras, Mexico. As a result of these actions, charges were recorded within the Wholesale segment in the second, third, and fourth quarters of fiscal 2024, totaling $4.3 million in cost of sales, primarily related to severance, and $4.2 million in SG&A expense for the accelerated depreciation and impairment of fixed assets.

Additionally, as result of a significant customer transition and a challenging consumer demand environment in the United Kingdom, during the fourth quarter of fiscal 2025, we recorded charges within the Wholesale segment of $20.6 million for the full impairment of the United Kingdom reporting unit's goodwill and $2.1 million in SG&A expense for the impairment of various long-lived assets in the United Kingdom. Refer to Note 6, Goodwill and Other Intangible Assets, for further information regarding our fiscal 2025 impairment testing. Further, as we continue to drive efficiencies and optimize our manufacturing capacity in the United Kingdom to meet current demand, during the fourth quarter of fiscal 2025 we recorded severance-related charges of $1.1 million in cost of sales within the Wholesale segment.

La-Z-Boy Incorporated

(Amounts in thousands, except percentages)	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(FY25 vs FY24) % Change
Sales	$ 2,109,207	$ 2,047,027	3.0 %
Operating income	135,837	150,796	(9.9)%
Operating margin	6.4%	7.4%	

Sales

Consolidated sales in fiscal 2025 increased $62.2 million, or 3%, compared with the prior year, primarily driven by incremental sales resulting from our Retail acquisitions and new store expansion, higher delivered wholesale volume in our core North America La-Z-Boy branded upholstery business, including growth from our major wholesale dealers, and higher delivered volume in our Joybird business.

Operating Margin

Operating margin, which is calculated as operating income as a percentage of sales, decreased 100 basis points in fiscal 2025 compared with the prior year.

- Gross margin increased 80 basis points during fiscal 2025 compared with fiscal 2024.

    ◦ Changes in our consolidated mix led to a 40 basis point increase in gross margin in fiscal 2025 compared with fiscal 2024 driven by growth of our Retail segment, which has higher gross margin than our Wholesale segment.
    ◦ Lower input costs, led by reduced commodity prices and improved sourcing, drove an increase in gross margin during fiscal 2025 compared with the prior year.
    ◦ Partially offsetting the items above, higher tariff expense in fiscal 2025, which accelerated in the fourth quarter due to changes in tariff policies, combined with favorable tariff expense in fiscal 2024 resulted in a comparative decrease in gross margin in fiscal 2025.

- Selling, general, and administrative ("SG&A") expenses increased 80 basis points during fiscal 2025 compared with fiscal 2024.

    ◦ Changes in our consolidated mix led to a 40 basis point increase in SG&A expense as a percentage of sales in fiscal 2025 compared with fiscal 2024 driven by growth of our Retail segment, which has a higher SG&A expense as a percentage of sales than our Wholesale segment.
    ◦ SG&A expense as a percentage of sales increased in fiscal 2025 compared with fiscal 2024 due to fixed cost deleverage on lower sales in our international wholesale business due to a significant customer transition.
    ◦ SG&A expense as a percentage of sales in fiscal 2025 also increased due to higher selling expenses and fixed costs resulting from acquisitions of independently owned La-Z-Boy Furniture Galleries® and retail store expansion, both to support our long-term strategy of growing our Retail segment.

- Operating margin decreased 100 basis points due to a $20.6 million non-cash impairment charge to reduce the carrying value of goodwill associated with our wholesale and manufacturing businesses in the United Kingdom. Refer to Note 6, Goodwill and Other Intangible Assets, for further information regarding our fiscal 2025 impairment testing.

We explain these items further when we discuss each segment's results later in this Management's Discussion and Analysis.

Retail Segment

		(52 weeks)		(52 weeks)	(FY25 vs FY24)
(Amounts in thousands, except percentages)		4/26/2025		4/27/2024	% Change
Sales	$	898,370	$	855,126	5.1 %
Operating income		105,417		111,682	(5.6)%
Operating margin		11.7%		13.1%	

Sales

The Retail segment's sales increased $43.2 million, or 5%, in fiscal 2025 compared with fiscal 2024, primarily due to $42.4 million of incremental sales resulting from our fiscal 2025 retail store acquisitions and the full-year impact of our fiscal 2024 retail store acquisitions, along with $15.3 million of sales from our retail store expansion, net of closed stores. These increases were partially offset by a decline in delivered same-store sales.

Written same-store sales decreased 1% in fiscal 2025 compared with fiscal 2024, primarily due to lower consumer demand as a result of a challenging macroeconomic environment. Same-store sales include the sales of all currently active stores which have been open and company-owned for each comparable period.

Operating Margin

The Retail segment's operating margin decreased 140 basis points in fiscal 2025 compared with fiscal 2024.

- Gross margin increased 10 basis points during fiscal 2025 compared with the prior year, primarily due to a slight shift in product mix towards higher margin products.
- SG&A expenses as a percentage of sales increased 150 basis points during fiscal 2025 compared with the prior year, primarily due to increased selling expenses and fixed costs resulting from our acquisitions of independently owned La-Z-Boy Furniture Galleries® and retail store expansion, both to support our long-term strategy of growing our Retail segment.

Wholesale Segment

(Amounts in thousands, except percentages)	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(FY25 vs FY24) % Change
Sales	$ 1,056,914	$ 1,048,431	
Intersegment sales	422,905	398,847	
Total sales	1,479,819	1,447,278	2.2 %
Operating income	82,213	99,373	(17.3)%
Operating margin	5.6%	6.9%	

Sales

The Wholesale segment's sales increased 2%, or $32.5 million, in fiscal 2025 compared with fiscal 2024, primarily due to increased volume in our core North America La-Z-Boy branded upholstery business, mainly driven by sales to our Retail segment along with growth from our major wholesale dealers, combined with a favorable shift in product mix toward higher price products. The increase in sales was partially offset by a significant customer transition in our international wholesale business.

Operating Margin

The Wholesale segment's operating margin decreased 130 basis points in fiscal 2025 compared with fiscal 2024.

- Gross margin increased 30 basis points during fiscal 2025 compared with fiscal 2024.

  - Lower input costs, led by reduced commodity prices and improved sourcing, drove a 90 basis point increase in gross margin during fiscal 2025 compared with the prior year.
  - The comparative impact of the Supply Chain Optimization charges noted above in Mexico and the United Kingdom resulted in a net 20 basis point increase in gross margin in fiscal 2025 compared with fiscal 2024.
  - Gross margin decreased 50 basis points in fiscal 2025 due to an unfavorable shift in product mix towards products that have a lower gross margin.
  - Higher tariff expense in fiscal 2025, which accelerated in the fourth quarter due to changes in tariff policies, combined with favorable tariff expense in fiscal 2024 resulted in a comparative 40 basis point decrease in gross in margin in fiscal 2025.

- SG&A expense as a percentage of sales increased 10 basis points during fiscal 2025 compared with fiscal 2024.

  - SG&A expense as a percentage of sales increased 40 basis points in fiscal 2025 compared with fiscal 2024 from fixed cost deleverage on lower sales in our international wholesale business due to a significant customer transition.
  - Marketing expense in fiscal 2025 decreased relative to the prior year, as during fiscal 2024 we launched our *Long Live the Lazy* campaign, resulting in a 30 basis point comparative decrease in SG&A expense as a percentage of sales.

- Operating margin decreased 150 basis points due to a $20.6 million non-cash impairment charge to reduce the carrying value of goodwill associated with our wholesale and manufacturing businesses in the United Kingdom. Refer to Note 6, Goodwill and Other Intangible Assets, for further information regarding our fiscal 2025 impairment testing.

Corporate and Other

(Amounts in thousands, except percentages)	(52 weeks) 4/26/2025		(52 weeks) 4/27/2024		(FY25 vs FY24) % Change
Sales	$	160,475	$	153,769	4.4 %
Intercompany eliminations		(429,457)		(409,146)	5.0 %
Operating loss		(51,793)		(60,259)	(14.0)%

Sales

Corporate and Other sales increased $6.7 million in fiscal 2025 compared with fiscal 2024, primarily due to a $7.5 million, or 5%, increase from Joybird, which contributed $146.1 million in sales in fiscal 2025. The increase in Joybird sales was driven by higher delivered volume partially offset by increased promotional activity relative to the prior year. Written sales for Joybird were flat in fiscal 2025 compared with fiscal 2024.

Intercompany eliminations increased in fiscal 2025 compared with fiscal 2024 due to higher sales from our Wholesale segment to our Retail segment, driven by higher sales in the Retail segment.

Operating Loss

Our Corporate and Other operating loss decreased $8.5 million in fiscal 2025 compared with fiscal 2024, primarily from improved Joybird operating performance, resulting in breakeven profit, and favorable intercompany profit elimination adjustments relative to the same period a year ago. This was partially offset by lower intercompany operating profit from our global trading company in Hong Kong.

Non-Operating Income (Expense)

Interest Income

Interest income was $0.6 million lower in fiscal 2025 compared with fiscal 2024. The decrease in interest income was primarily driven by lower interest rates.

Other Income (Expense), Net

Other income (expense), net was $3.0 million of expense in fiscal 2025 compared with $0.1 million of expense in fiscal 2024. The expense in fiscal 2025 was primarily due to exchange rate losses related to our operations in Mexico and Thailand.

Income Taxes

Our effective income tax rate was 31.4% for fiscal 2025 and 24.8% for fiscal 2024. The increase in the effective tax rate in fiscal 2025 compared with the prior year was primarily the result of the one-time tax effect of a non-deductible goodwill impairment charge related to the United Kingdom reporting unit along with unfavorable changes in the valuation allowance. Refer to Note 17, Income Taxes, for additional information.

Liquidity and Capital Resources

Our sources of liquidity include cash and cash equivalents, short-term and long-term investments, cash from operations, and amounts available under our credit facility. We believe these sources remain adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, and fulfill other cash requirements for day-to-day operations and capital expenditures, including fiscal 2026 contractual obligations.

We had cash and cash equivalents of $328.4 million at April 26, 2025, compared with $341.1 million at April 27, 2024. Included in our cash and cash equivalents at April 26, 2025, was $58.2 million held by foreign subsidiaries, the majority of which we have determined to be permanently reinvested. In addition, we had investments to enhance our returns on cash of $2.6 million at April 26, 2025, compared with $6.8 million at April 27, 2024.

The following table illustrates the main components of our cash flows:

(Amounts in thousands)	Fiscal Year Ended	
	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024
Cash Flows Provided By (Used For)		
Net cash provided by operating activities	$ 187,271	$ 158,127
Net cash used for investing activities	(98,389)	(81,554)
Net cash used for financing activities	(102,612)	(81,227)
Exchange rate changes	1,081	(926)
Change in cash and cash equivalents	$ (12,649)	$ (5,580)

Operating Activities

During fiscal 2025, net cash provided by operating activities was $187.3 million, an increase of $29.1 million compared with the same period a year ago. The year over year increase was primarily due to lower receivables, a lower incentive compensation payout in fiscal 2025 relative to the prior year, and a smaller reduction of customer deposits. Our cash provided by operating activities in fiscal 2025 was primarily attributable to net income, adjusted for non-cash items.

Investing Activities

During fiscal 2025, net cash used for investing activities was $98.4 million, an increase of $16.8 million compared with the prior year primarily due to an increase in capital expenditures partially offset by lower cash payments for La-Z-Boy Furniture Galleries® acquisitions. Cash used for investing activities in fiscal 2025 included the following:

- Cash used for capital expenditures in the period was $74.3 million compared with $53.6 million during fiscal 2024, which was primarily related to La-Z-Boy Furniture Galleries® (new stores and remodels), manufacturing-related investments, and market showroom upgrades. We expect capital expenditures to be in the range of $90 to $100 million for fiscal 2026, primarily related to investments in our La-Z-Boy Furniture Galleries® (new stores and remodels), distribution network redesign, and manufacturing operations. We have no material contractual commitments outstanding for future capital expenditures.
- Cash used for acquisitions was $29.5 million, related to the acquisition of the Davenport, Iowa, Melbourne and Cocoa, Florida, Toledo, Ohio, and Lansing and Portage, Michigan retail businesses.
- Proceeds from the sale of investments, net of investment purchases, was $5.0 million.

Financing Activities

On October 15, 2021, we entered into a five-year $200 million unsecured revolving credit facility (as amended, the "Credit Facility"). Borrowings under the Credit Facility may be used by the Company for general corporate purposes. We may increase the size of the facility, either in the form of additional revolving commitments or new term loans, subject to the discretion of each lender to participate in such increase, up to an additional amount of $100 million. The Credit Facility will mature on October 15, 2026 and provides us the ability to extend the maturity date for two additional one-year periods, subject to the satisfaction of customary conditions. As of April 26, 2025, we have no borrowings outstanding under the Credit Facility.

The Credit Facility contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum consolidated net lease adjusted leverage ratio and a minimum consolidated fixed charge coverage ratio, as well as customary covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of certain assets. As of April 26, 2025, we were in compliance with our financial covenants under the Credit Facility. We believe our cash and cash equivalents, short-term investments, and cash from operations, in addition to our available Credit Facility, will provide adequate liquidity for our business operations over the next 12 months.

During fiscal 2025, net cash used for financing activities was $102.6 million, an increase of $21.4 million compared with the prior year, primarily due to higher share repurchases and dividends, partially offset by cash paid in fiscal 2024 for holdback payments made on prior-period acquisitions. Cash used for financing activities in fiscal 2025 included the following:

- Our board of directors has authorized the repurchase of Company stock and we spent $77.9 million during fiscal 2025 to repurchase 2.0 million shares. As of April 26, 2025, 3.7 million shares remained available for repurchase pursuant to this authorization. With the operating cash flows we anticipate generating in fiscal 2026, we expect to continue repurchasing Company stock.

- Cash paid to our shareholders in quarterly dividends was $35.0 million. Our board of directors has sole authority to determine if and when we will declare future dividends and on what terms. We expect the board to continue declaring regular quarterly cash dividends for the foreseeable future, but it may discontinue doing so at any time at the board's discretion.
- Proceeds from exercised stock options, net of stock issued and taxes withheld as part of our employee benefit plans, was $12.4 million.

Exchange Rate Changes

Due to changes in exchange rates, our cash and cash equivalents increased by $1.1 million from the end of fiscal year 2024 to the end of fiscal year 2025. These changes impacted our cash balances held in Canada, Thailand, and the United Kingdom.

Contractual Obligations

Lease Obligations. We lease real estate for retail stores, distribution centers, warehouses, plants, showrooms and office space and also have equipment leases for tractors/trailers, IT and office equipment, and vehicles. As of April 26, 2025, we had operating and finance lease payment obligations of $568.1 million and $3.0 million, respectively, with $99.2 million and $1.0 million, payable within 12 months, respectively. Refer to Note 5, Leases, for additional information.

Purchase Obligations. We had open purchase orders of $197.7 million, the majority of which are payable within 12 months, primarily related to contracts for indirect services, which are generally cancellable before services commence, along with orders from suppliers of raw materials and finished goods, which are generally cancellable if production has not begun.

Other

Our consolidated balance sheet as April 26, 2025 reflected a $1.1 million net liability for uncertain income tax positions. We do not expect that the net liability for uncertain income tax positions will significantly change within the next 12 months. The remaining balance will be settled or released as tax audits are effectively settled, statutes of limitation expire, or other new information becomes available.

We do not expect our continuing compliance with existing federal, state and local statutes dealing with protection of the environment to have a material effect on our capital expenditures, earnings, competitive position or liquidity.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP"). In some cases, these principles require management to make difficult and subjective judgments regarding uncertainties and, as a result, such estimates and assumptions may significantly impact our financial results and disclosures. We base our estimates on currently known facts and circumstances, prior experience and other assumptions we believe to be reasonable. We use our best judgment in valuing these estimates and may, as warranted, use external advice. Actual results could differ from these estimates, assumptions, and judgments and these differences could be significant. We make frequent comparisons throughout the year of actual experience to our assumptions to reduce the likelihood of significant adjustments. We record adjustments when differences are known. We consider the following accounting estimates to be critical as they require us to make assumptions that are uncertain at the time the estimate was made and changes to the estimate would have a material impact on our financial statements.

Indefinite-Lived Intangible Assets and Goodwill

Indefinite-lived intangible assets include our American Drew trade name and the reacquired right to own and operate La-Z-Boy Furniture Galleries® stores we have acquired. Prior to our retail acquisitions, we licensed the exclusive right to own and operate La-Z-Boy Furniture Galleries® stores (and to use the associated trademarks and trade name) in those markets to the dealers whose assets we acquired, and we reacquired these rights when we purchased the dealers' other assets. The reacquired rights to own and operate La-Z-Boy Furniture Galleries® stores are indefinite-lived because our retailer agreements are perpetual agreements that have no specific expiration date and no renewal options. A retailer agreement remains in effect as long as the independent retailer is not in default under the terms of the agreement.

Our goodwill relates to the acquisitions of La-Z-Boy Furniture Galleries® stores, the La-Z-Boy wholesale business in the United Kingdom and Ireland, the La-Z-Boy manufacturing business in the United Kingdom, and Joybird®, an e-commerce retailer and manufacturer of upholstered furniture. The reporting unit for goodwill arising from retail store acquisitions is our Retail operating segment. Goodwill arising from the acquisition of our wholesale business in the United Kingdom and Ireland and the acquisition of our manufacturing business in the United Kingdom is combined into the United Kingdom reporting unit. The reporting unit for goodwill arising from the acquisition of Joybird is the Joybird operating segment.

We test indefinite-lived intangibles and goodwill for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of our intangible assets or reporting units are greater than their carrying value. If the qualitative assessment leads to a determination that the intangible asset/reporting unit's fair value may be less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test by calculating the fair value of the intangible asset/reporting unit and comparing the fair value with its associated carrying value. When we perform the quantitative test for indefinite-lived intangible assets, we establish the fair value of our indefinite-lived trade names and reacquired rights based upon the relief from royalty method, which requires the use of significant estimates and assumptions including forecasted sales growth and royalty rates. When we perform the quantitative test for goodwill, we establish the fair value for the reporting unit based on the income approach, in which we utilize a discounted cash flow model, the market approach, in which we utilize market multiples of comparable companies, or a combination of both approaches. The income approach requires the use of significant estimates and assumptions including forecasted sales growth, operating income projections, and discount rates and changes in these assumptions may materially impact our fair value assessment.

During fiscal 2025, we performed the quantitative impairment test on two reporting units as discussed below.

Joybird Reporting Unit

The Joybird reporting unit, which has goodwill of $55.4 million at April 26, 2025, has an estimated fair value that exceeds its carrying value by approximately 16%. We determined the fair value of this reporting unit by applying a combination of the income approach based on its future cash flows and the market approach based on the guideline public company method, weighted 75% and 25%, respectively. The key assumptions that factored into the valuation under the income approach were the projections of revenue and operating income of the business, as well as the terminal growth rate, tax rate, and discount rate used to present value these future cash flows. We performed a sensitivity analysis on the discount rate and terminal growth rate and using a range of reasonable inputs, the fair value of the Joybird reporting unit exceeded its carrying value for each of the various scenarios analyzed. The key assumption that factored into the valuation under the market approach was the market multiples applied to revenue.

United Kingdom Reporting Unit

The United Kingdom reporting unit, which had goodwill of $20.1 million at April 27, 2024, and $20.6 million at the time of the impairment test, was deemed to be impaired and was reduced to zero during the fourth quarter of fiscal 2025 as the carrying value of the reporting unit exceeded its fair value by an amount greater than the goodwill existing at the time of the impairment test. We determined the fair value of this reporting unit using the income approach based on its future cash flows. The key assumptions that factored into the valuation were the projections of revenue and operating income of the business, as well as the terminal growth rate, tax rate, and discount rate used to present value these future cash flows.

Refer to Note 6, Goodwill and Other Intangible Assets, for further information regarding our fiscal 2025 impairment testing.

Product Warranties

We account for product warranties by accruing an estimated liability when we recognize revenue on the sale of warrantied product. We estimate future warranty claims on product sales based on sales volume and claim experience and periodically make adjustments to reflect changes in actual experience. We incorporate repair costs in our liability estimates, including materials, labor, and overhead amounts necessary to perform repairs, and any costs associated with delivering repaired product to our customers and consumers. We use considerable judgment in making our estimates and record differences between our estimated and actual costs when the differences are known.

Stock-Based Compensation

We measure stock-based compensation cost for both equity-based awards and liability-based awards on the grant date based on the awards' fair value and recognize expense over the vesting period. For liability-based awards, we remeasure the liability for these awards and adjust their fair value at the end of each reporting period until paid. We recognize compensation cost for stock-based awards that vest based on performance conditions ratably over the vesting periods when the vesting of such awards becomes probable. Determining the probability of award vesting requires judgment, including assumptions about future operating performance. While the assumptions we use to calculate and account for stock-based compensation awards represent management's best estimates, these estimates involve inherent uncertainties and the application of our management's best judgment. As a result, if we revise our assumptions and estimates, our stock-based compensation expense could be materially different in the future.

If we grant options, we estimate the fair value of each option grant using a Black-Scholes option-pricing model. We estimate expected volatility based on the historic volatility of our common shares. We estimate the average expected life using the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. We base the risk-free rate on U.S. Treasury issues with a term equal to the expected life assumed at the date of grant. We have elected to recognize forfeitures as an adjustment to compensation expense in the same period as the forfeitures occur.

We estimate the fair value of each performance award grant that vests based on a market condition using a Monte Carlo valuation model. The Monte Carlo model incorporates more complex variables than closed-form models such as the Black-Scholes option valuation model used for option grants. The Monte Carlo valuation model simulates a distribution of stock prices to yield an expected distribution of stock prices over the remaining performance period. The stock-paths are simulated using volatilities calculated with historical information using data from a look-back period that is equal to the vesting period. The model assumes a zero-coupon, risk-free interest rate with a term equal to the vesting period. The simulations are repeated many times and the mean of the discounted values is calculated as the grant date fair value for the award. The final payout of the award as calculated by the model is then discounted back to the grant date using the risk-free interest rate.

Recent Accounting Pronouncements

Refer to Note 1, Accounting Policies, to our consolidated financial statements for a discussion of recently adopted accounting standards and other new accounting standards.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

While we had no variable rate borrowings at April 26, 2025, we could be exposed to market risk from changes in risk-free interest rates if we incur variable rate debt in the future. Based on our current and expected levels of exposed liabilities, management estimates that a one percentage point change in interest rates would not have had a material impact on our results of operations for fiscal 2025.

We are exposed to market risk from changes in the value of foreign currencies primarily related to our manufacturing facilities in Mexico, our wholesale and retail businesses in Canada, our wholesale and manufacturing businesses in the United Kingdom, and our majority-owned joint ventures in Thailand. In Mexico, we pay wages and other local expenses in Mexican Pesos. In our Canadian wholesale business, we pay wages and other local expenses in Canadian Dollars. We recognize sales and pay wages and other local expenses related to our wholesale and manufacturing businesses in the United Kingdom in Great British Pounds, and our Canadian retail business in Canadian Dollars. In Thailand, we pay wages and other local expenses in the Thai Baht. Nonetheless, gains and losses resulting from market changes in the value of foreign currencies have not had and are not currently expected to have a material effect on our consolidated results of operations. A decrease in the value of foreign currencies in relation to the U.S. Dollar could impact the profitability of some of our vendors and translate into higher prices from our suppliers, but we believe that, in that event, our competitors would experience a similar impact.
We are exposed to market risk with respect to commodity and transportation costs, principally related to commodities we use in producing our products, including steel, wood and polyurethane foam, in addition to transportation costs for delivering our products. If commodity prices and transportation costs rise, we determine whether a price increase to our customers to offset these costs is warranted. To the extent that an increase in these costs would have a material impact on our results of operations, we believe that our competitors would experience a similar impact.

We are exposed to market risk with respect to duties and tariffs assessed on raw materials, component parts, and finished goods we import into countries where we operate. Additionally, we are exposed to duties and tariffs on our finished goods that we export from our assembly plants to other countries. As these tariffs and duties increase, we determine whether a price increase to our customers to offset these costs is warranted. To the extent that an increase in these costs would have a material impact on our results of operations, we believe that our competitors would experience a similar impact. Conversely, if certain tariffs are eliminated or reduced, we may face additional competition from foreign manufacturers entering the United States market and from domestic retailers who rely on imported goods, which could put pressure on our prices and may adversely impact our result of operations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report to Our Shareholders

Management's Responsibility for Financial Information

Management is responsible for the consistency, integrity and preparation of the information contained in this Annual Report on Form 10-K. The consolidated financial statements and other information contained in this Annual Report on Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States of America and include necessary judgments and estimates by management.

To fulfill our responsibility, we maintain comprehensive systems of internal control designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based upon recognition that the cost of the controls should not exceed the benefit derived. We believe our systems of internal control provide this reasonable assurance.

The board of directors exercised its oversight role with respect to our systems of internal control primarily through its audit committee, which is comprised of independent directors. The committee oversees our systems of internal control, accounting practices, financial reporting and audits to assess whether their quality, integrity, and objectivity are sufficient to protect shareholders' investments.

In addition, our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report also appears in this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based upon the framework in "Internal Control—Integrated Framework (2013)" set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of April 26, 2025. PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of April 26, 2025, as stated in its report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of La-Z-Boy Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of La-Z-Boy Incorporated and its subsidiaries (the "Company") as of April 26, 2025 and April 27, 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended April 26, 2025, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended April 26, 2025 appearing under Item 16 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of April 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 26, 2025 and April 27, 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 26, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment – Joybird Reporting Unit

As described in Notes 1 and 6 to the consolidated financial statements, as of April 26, 2025, the Company's goodwill balance was $205.6 million, and the goodwill associated with the Joybird reporting unit was $55.4 million. Management tests goodwill for impairment on an annual basis in the fourth quarter of the fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the annual test, management performed a quantitative goodwill impairment test for the Joybird reporting unit. To estimate the fair value of the reporting unit, management applied a combination of the income approach and the market approach, weighted 75% and 25%, respectively. The income approach used discounted future cash flows and key assumptions related to sales and operating income projections, terminal growth rate, discount rate, and tax rate. The market approach used the guideline public company method, which derives a valuation from market multiples based on revenue for comparable public companies and was adjusted for a control premium. No impairment was recorded as a result of the annual test.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Joybird reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Joybird reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales and operating income projections and the discount rate used in the income approach, and the market multiples based on revenue for comparable public companies used in the market approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Joybird reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Joybird reporting unit; (ii) evaluating the appropriateness of the income approach and market approach used by management; (iii) testing the completeness and accuracy of underlying data used in the income approach and market approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the sales and operating income projections and discount rate used in the income approach, and the market multiples based on revenue for comparable public companies used in the market approach. Evaluating management's assumptions related to the sales and operating income projections involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Joybird reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's income approach and market approach; (ii) the reasonableness of the discount rate assumption used in the income approach; and (iii) the reasonableness of the market multiples based on revenue for comparable public companies assumption used in the market approach.

Goodwill Impairment Assessment – United Kingdom Reporting Unit

As described in Notes 1 and 6 to the consolidated financial statements, management tests goodwill for impairment on the annual basis in the fourth quarter, or more frequently if events of changes in circumstances indicate that it might be impaired. For the annual test, management performed a quantitative goodwill impairment test for the United Kingdom reporting unit. To estimate the fair value of the reporting unit, management applied the income approach using discounted future cash flows and key assumptions related to sales and operating income projections, terminal growth rate, discount rate, and tax rate. As of April 26, 2025, the Company's goodwill balance was $205.6 million, and the goodwill associated with the United Kingdom reporting unit was zero after management recorded an impairment charge of $20.6 million during the fourth quarter.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the United Kingdom reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the United Kingdom reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales and operating income projections; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the United Kingdom reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the United Kingdom reporting unit; (ii) evaluating the appropriateness of the income approach; (iii) testing the completeness and accuracy of underlying data used in the income approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the sales and operating income projections. Evaluating management's assumptions related to the sales and operating income projections involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the United Kingdom reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's income approach.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
June 17, 2025

We have served as the Company's auditor since 1968.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF INCOME

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands, except per share data)	4/26/2025	4/27/2024	4/29/2023
Sales	$ 2,109,207	$ 2,047,027	$ 2,349,433
Cost of sales	1,182,789	1,165,357	1,384,700
Gross profit	926,418	881,670	964,733
Selling, general and administrative expense	770,000	730,874	753,294
Goodwill impairment	20,581	—	—
Operating income	135,837	150,796	211,439
Interest expense	(545)	(455)	(536)
Interest income	14,877	15,482	6,670
Other income (expense), net	(3,035)	(71)	(11,784)
Income before income taxes	147,134	165,752	205,789
Income tax expense	46,182	41,116	53,848
Net income	100,952	124,636	151,941
Net income attributable to noncontrolling interests	(1,396)	(2,010)	(1,277)
Net income attributable to La-Z-Boy Incorporated	$ 99,556	$ 122,626	$ 150,664
Basic weighted average common shares	41,601	42,878	43,148
Basic net income attributable to La-Z-Boy Incorporated per share	$ 2.39	$ 2.86	$ 3.49
Diluted weighted average common shares	42,345	43,280	43,240
Diluted net income attributable to La-Z-Boy Incorporated per share	$ 2.35	$ 2.83	$ 3.48

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)	Fiscal Year Ended (52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(52 weeks) 4/29/2023
Net income	$ 100,952	$ 124,636	$ 151,941
Other comprehensive income (loss)			
Currency translation adjustment	3,372	(1,955)	(604)
Net unrealized gain on marketable securities, net of tax	91	391	153
Net pension amortization, net of tax	(92)	419	807
Total other comprehensive income (loss)	3,371	(1,145)	356
Total comprehensive income before noncontrolling interests	104,323	123,491	152,297
Comprehensive income attributable to noncontrolling interests	(2,471)	(1,207)	(1,364)
Comprehensive income attributable to La-Z-Boy Incorporated	$ 101,852	$ 122,284	$ 150,933

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

(Amounts in thousands, except par value)	4/26/2025	4/27/2024
Current assets		
Cash and equivalents	$ 328,449	$ 341,098
Receivables, net of allowance of $5,042 at 4/26/2025 and $5,076 at 4/27/2024	139,533	139,213
Inventories, net	255,285	263,237
Other current assets	82,421	93,260
Total current assets	805,688	836,808
Property, plant and equipment, net	339,212	298,224
Goodwill	205,590	214,453
Other intangible assets, net	51,161	47,251
Deferred income taxes – long-term	7,349	10,283
Right of use lease assets	452,848	446,466
Other long-term assets, net	60,314	59,957
Total assets	$ 1,922,162	$ 1,913,442
Current liabilities		
Accounts payable	95,984	96,486
Lease liabilities, short-term	80,592	77,027
Accrued expenses and other current liabilities	244,215	263,768
Total current liabilities	420,791	437,281
Lease liabilities, long-term	410,265	404,724
Other long-term liabilities	59,130	58,077
Shareholders' equity		
Preferred shares – 5,000 authorized; none issued	—	—
Common shares, $1 par value – 150,000 authorized; 41,164 outstanding at 4/26/2025 and 42,440 outstanding at 4/27/2024	41,164	42,440
Capital in excess of par value	385,601	368,485
Retained earnings	597,432	598,009
Accumulated other comprehensive loss	(3,574)	(5,870)
Total La-Z-Boy Incorporated shareholders' equity	1,020,623	1,003,064
Noncontrolling interests	11,353	10,296
Total equity	1,031,976	1,013,360
Total liabilities and equity	$ 1,922,162	$ 1,913,442

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

		Fiscal Year Ended		
		(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands)		4/26/2025	4/27/2024	4/29/2023
Cash flows from operating activities				
Net income	$	100,952	$ 124,636	$ 151,941
Adjustments to reconcile net income to cash provided by operating activities				
(Gain)/loss on disposal and impairment of assets		1,998	1,101	6,365
(Gain)/loss on sale of investments		(235)	(1,199)	148
Provision for doubtful accounts		851	511	1,546
Depreciation and amortization		46,667	48,552	40,193
Amortization of right-of-use lease assets		76,964	76,133	76,511
Lease impairment/(settlement)		—	(1,175)	1,347
Equity-based compensation expense		17,400	14,426	12,458
Goodwill impairment		20,581	—	—
Change in deferred taxes		5,116	(3,268)	3,895
Change in receivables		(1,906)	(16,811)	53,675
Change in inventories		12,792	19,877	32,311
Change in other assets		8,701	10,303	24,377
Change in payables		(2,066)	(8,606)	4,586
Change in lease liabilities		(78,609)	(76,766)	(77,811)
Change in other liabilities		(21,935)	(29,587)	(126,375)
Net cash provided by operating activities		187,271	158,127	205,167
Cash flows from investing activities				
Proceeds from disposals of assets		412	4,972	136
Capital expenditures		(74,280)	(53,551)	(68,812)
Purchases of investments		(6,990)	(18,351)	(9,092)
Proceeds from sales of investments		11,994	24,816	24,483
Acquisitions		(29,525)	(39,440)	(16,835)
Net cash used for investing activities		(98,389)	(81,554)	(70,120)
Cash flows from financing activities				
Payments on finance lease liabilities		(663)	(489)	(123)
Holdback payments for acquisitions		—	(5,000)	(5,000)
Stock issued for stock and employee benefit plans, net of shares withheld for taxes		12,350	10,872	2,857
Repurchases of common stock		(77,930)	(52,773)	(5,004)
Dividends paid to shareholders		(34,955)	(32,665)	(29,869)
Dividends paid to minority interest joint venture partners (1)		(1,414)	(1,172)	—
Net cash used for financing activities		(102,612)	(81,227)	(37,139)
Effect of exchange rate changes on cash and equivalents		1,081	(926)	(86)
Change in cash, cash equivalents and restricted cash		(12,649)	(5,580)	97,822
Cash, cash equivalents and restricted cash at beginning of period		341,098	346,678	248,856
Cash, cash equivalents and restricted cash at end of period	$	328,449	$ 341,098	$ 346,678
Supplemental disclosure of non-cash investing activities				
Capital expenditures included in accounts payable	$	7,234	$ 5,952	$ 8,208

(1) Includes dividends paid to joint venture minority partners resulting from the repatriation of dividends from our foreign earnings that we no longer consider permanently reinvested.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in thousands, except per share amounts)	Common Shares	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
At April 30, 2022	$ 43,089	$ 342,252	$ 431,181	$ (5,797)	$ 8,897	$ 819,622
Net income	—	—	150,664	—	1,277	151,941
Other comprehensive income (loss)	—	—	—	269	87	356
Stock issued for stock and employee benefit plans, net of cancellations and withholding tax	433	4,181	(1,757)	—	—	2,857
Purchases of 204 shares of common stock	(204)	—	(4,800)	—	—	(5,004)
Stock option and restricted stock expense	—	12,458	—	—	—	12,458
Dividends declared and paid ($0.693/share)	—	—	(29,869)	—	—	(29,869)
Dividends declared not paid ($0.693/share)	—	—	(264)	—	—	(264)
At April 29, 2023	$ 43,318	$ 358,891	$ 545,155	$ (5,528)	$ 10,261	$ 952,097
Net income	—	—	122,626	—	2,010	124,636
Other comprehensive income (loss)	—	—	—	(342)	(803)	(1,145)
Stock issued for stock and employee benefit plans, net of cancellations and withholding tax	718	12,194	(2,040)	—	—	10,872
Purchases of 1,596 shares of common stock	(1,596)	(17,026)	(34,592)	—	—	(53,214)
Stock option and restricted stock expense	—	14,426	—	—	—	14,426
Dividends declared and paid ($0.763/share) (1)	—	—	(32,665)	—	(1,172)	(33,837)
Dividends declared not paid ($0.763/share)	—	—	(475)	—	—	(475)
At April 27, 2024	$ 42,440	$ 368,485	$ 598,009	$ (5,870)	$ 10,296	$ 1,013,360
Net income	—	—	99,556	—	1,396	100,952
Other comprehensive income (loss)	—	—	—	2,296	1,075	3,371
Stock issued for stock and employee benefit plans, net of cancellations and withholding tax	690	14,541	(2,881)	—	—	12,350
Purchases of 1,966 shares of common stock	(1,966)	(14,825)	(61,789)	—	—	(78,580)
Stock option and restricted stock expense	—	17,400	—	—	—	17,400
Dividends declared and paid ($0.84/share) (1)	—	—	(34,955)	—	(1,414)	(36,369)
Dividends declared not paid ($0.84/share)	—	—	(508)	—	—	(508)
At April 26, 2025	$ 41,164	$ 385,601	$ 597,432	$ (3,574)	$ 11,353	$ 1,031,976

(1) Non-controlling interests include dividends paid to joint venture minority partners resulting from the repatriation of dividends from our foreign earnings that we no longer consider permanently reinvested.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of La-Z-Boy Incorporated and its subsidiaries' (individually and collectively, "we," "our," "us," "La-Z-Boy" or the "Company") consolidated financial statements. Our fiscal year ends on the last Saturday of April. Our 2025, 2024 and 2023 fiscal years included 52 weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the consolidated accounts of La-Z-Boy Incorporated and our majority-owned subsidiaries. The portion of less than wholly-owned subsidiaries is included as non-controlling interest. All intercompany transactions have been eliminated, including any related profit on intercompany sales.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts or disclosures of assets, liabilities (including contingent liabilities), sales, and expenses at the date of the financial statements. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the consolidated balance sheet and statement of cash flows, we consider all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to their short-term nature. As of April 26, 2025, and April 27, 2024 we had no restricted cash.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") basis for approximately 59% and 61% of our inventories at April 26, 2025, and April 27, 2024, respectively. Cost is determined for all other inventories on a first-in, first-out ("FIFO") basis. The majority of our La-Z-Boy Wholesale segment inventory uses the LIFO method of accounting, while the FIFO method is used primarily in our Retail segment and Joybird business.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. Capitalized computer software costs include internal and external costs incurred during the software's development stage. Internal costs relate primarily to employee activities for coding and testing the software under development. Computer software costs are depreciated over three years. All maintenance and repair costs are expensed when incurred. Depreciation is computed principally using straight-line methods over the estimated useful lives of the assets.

Disposal and Impairment of Long-Lived Assets

Retirement or dispositions of long-lived assets are recorded based on carrying value and proceeds received. Any resulting gains or losses are recorded as a component of selling, general and administrative ("SG&A") expenses.

We review the carrying value of our long-lived assets, which includes our right-of-use lease assets and our amortizable intangible assets, for impairment if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Our assessment of recoverability is based on our best estimates using either quoted market prices or an analysis of the undiscounted projected future cash flows by asset group in order to determine if there is any indicator of impairment requiring us to further assess the fair value of our long-lived assets. Our asset groups consist of our operating segments in our Wholesale reportable segment, each of our retail stores, our Joybird operating segment, and other corporate assets, which are evaluated at the consolidated level.

Amortizable Intangible Assets

We have an amortizable intangible asset for acquired customer relationships related to the acquisition of the La-Z-Boy wholesale business in the United Kingdom and Ireland, which is amortized on a straight-line basis over its estimated useful life of 15 years. We also have an amortizable intangible asset for the Joybird® trade name, which is amortized on a straight-line basis over its estimated useful life of eight years. All intangible amortization expense is recorded as a component of SG&A expense. Amortizable intangible assets are tested for impairment if events or changes in circumstances indicate that the asset groups to which they are part of might be impaired. If we determine an assessment for impairment is necessary, we establish the fair value of these amortizable intangible assets based on the multi-period excess earnings method, a variant of the income approach, and the relief from royalty method, as applicable.

Indefinite-Lived Intangible Assets and Goodwill

Indefinite-lived intangible assets include our American Drew trade name and the reacquired right to own and operate La-Z-Boy Furniture Galleries® stores we have acquired. Prior to our retail acquisitions, we licensed the exclusive right to own and operate La-Z-Boy Furniture Galleries® stores (and to use the associated trademarks and trade name) in those markets to the dealers whose assets we acquired, and we reacquired these rights when we purchased the dealers' other assets. The reacquired rights to own and operate La-Z-Boy Furniture Galleries® stores are indefinite-lived because our retailer agreements are perpetual agreements that have no specific expiration date and no renewal options. A retailer agreement remains in effect as long as the independent retailer is not in default under the terms of the agreement.

Our goodwill relates to the acquisitions of La-Z-Boy Furniture Galleries® stores, the La-Z-Boy wholesale business in the United Kingdom and Ireland, the La-Z-Boy manufacturing business in the United Kingdom, and Joybird®, an e-commerce retailer and manufacturer of upholstered furniture. The reporting unit for goodwill arising from retail store acquisitions is our Retail operating segment. Goodwill arising from the acquisition of our wholesale business in the United Kingdom and Ireland and the acquisition of our manufacturing business in the United Kingdom is combined into the United Kingdom reporting unit. These two businesses are considered components of the International operating segment and are aggregated into one reporting unit for goodwill because they are economically similar and work in concert as they represent the manufacturing and selling entities within the United Kingdom. The reporting unit for goodwill arising from the acquisition of Joybird is the Joybird operating segment.

We test indefinite-lived intangibles and goodwill for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of our intangible assets or reporting units are greater than their carrying value. If the qualitative assessment leads to a determination that the intangible asset/reporting unit's fair value may be less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test by calculating the fair value of the intangible asset/ reporting unit and comparing the fair value with its associated carrying value. When we perform the quantitative test for indefinite-lived intangible assets, we establish the fair value of our indefinite-lived trade names and reacquired rights based upon the relief from royalty method. When we perform the quantitative test for goodwill, we establish the fair value for the reporting unit based on the income approach, in which we utilize a discounted cash flow model, the market approach, in which we utilize market multiples of comparable companies, or a combination of both approaches. In situations where the fair value is less than the carrying value, an impairment charge would be recorded for the shortfall.

Investments

Available-for-sale debt securities are recorded at fair value with the net unrealized gains and losses (that are deemed to be temporary) reported as a component of other comprehensive income/(loss). Equity securities are recorded at fair value with unrealized gains and losses recorded in other income (expense), net.

Realized gains and losses for all investments and charges for other-than-temporary impairments of debt securities are included in determining net income, with related purchase costs based on the first-in, first-out method. We evaluate our available-for-sale debt investments for possible other-than-temporary impairments by reviewing factors such as the extent to which an investment's fair value is below our cost basis, the issuer's financial condition, and our ability and intent to hold the investment for sufficient time for its market value to recover. For impairments that are other-than-temporary, an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment then becomes the new amortized cost basis of the investment and it is not adjusted for subsequent recoveries in fair value.

Life Insurance

Life insurance policies are recorded at the amount that could be realized under the insurance contract as of the date of our consolidated balance sheet. These assets are classified as other long-term assets on our consolidated balance sheet and are used to fund our executive deferred compensation plan and performance compensation retirement plan. The change in cash surrender or contract value is recorded as income or expense, in other income (expense), net, during each period.

Customer Deposits

We collect a deposit on a portion of the total merchandise price at the time a customer order is placed in one of our company-owned retail stores, and through our website, www.la-z-boy.com. We record this as a customer deposit, which is included in our accrued expenses and other current liabilities on our consolidated balance sheet. The balance of the order is paid in full prior to delivery of the product. At the time the customer places an order through www.joybird.com, we collect the entire amount owed and record this as a customer deposit.

Revenue Recognition and Related Allowances

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services. We generate revenues primarily by manufacturing/importing and delivering upholstery and casegoods (wood) furniture products to independent furniture retailers, independently-owned La-Z-Boy Furniture Galleries® stores or the end consumer. Each unit of furniture is a separate performance obligation, and we satisfy our performance obligation when control of our product is passed to our customer, which is the point in time that our customers are able to direct the use of and obtain substantially all of the remaining economic benefit of the goods or services.

The majority of our wholesale shipping agreements are freight-on-board shipping point and risk of loss transfers to our customer once the product is out of our control. Accordingly, revenue is recognized for product shipments on third-party carriers at the point in time that our product is loaded onto the third-party container or truck and that container or truck leaves our facility. For our imported products, we recognize revenue at the point in time that legal ownership is transferred, which may not occur until after the goods have passed through U.S. Customs. In all cases, this revenue includes amounts we bill to customers for freight charges, because we have elected to treat shipping activities that occur after the customer has obtained control of our product as a fulfillment cost rather than an additional promised service. Because of this election, we recognize revenue for shipping when control of our product passes to our customer, and the shipping costs are accrued when the freight revenue is recognized. Revenue for product shipments on company-owned trucks is recognized for the product and freight at the point in time that our product is delivered to our customer's location.

We recognize revenue for retail sales and online sales to the end consumer through our company-owned retail stores, www.la-z-boy.com or www.joybird.com, once the end consumer has taken control of the furniture, at which point legal title has passed to them. This takes place when the product is delivered to the end consumer's home. Home delivery is not a promised service to our customer, and is not a separate performance obligation, because home delivery is a fulfillment activity as the costs are incurred as part of transferring our product to the end consumer. At the time the customer places an order through our company-owned retail stores or www.la-z-boy.com, we collect a deposit on a portion of the total merchandise price. We record this as a customer deposit, which is included in accrued expenses and other current liabilities on our consolidated balance sheet. The balance of the order is paid in full prior to delivery of the product. Once the order is taken through our company-owned retail stores or www.la-z-boy.com we recognize a contract asset and a corresponding deferred revenue liability for the difference between the total order and the deposit collected. The contract asset is included in other current assets on our consolidated balance sheet and the deferred revenue is included in accrued expenses and other current liabilities on our consolidated balance sheet. At the time the customer places an order through www.joybird.com, we collect the entire amount owed and record this as a customer deposit. Because the entire amount owed is collected at the time of the order, there is no contract asset recorded for Joybird sales.

At the time we recognize revenue, we make provisions for estimated refunds, product returns, and warranties, as well as other incentives that we may offer to customers. When estimating our incentives, we utilize either the expected value method or the most likely amount to determine the amount of variable consideration. We use either method depending on which method will provide the best estimate of the variable consideration, and we only include variable consideration when it is probable that there will not be a significant reversal in the amount of cumulative revenue recognized when the uncertainty associated with the variable consideration is subsequently resolved. Incentives offered to customers include cash discounts, rebates, advertising agreements and other sales incentive programs. Our sales incentives, including cash discounts and rebates, are recorded as a reduction to revenues. Service allowances are for a distinct good or service with our customers and are recorded as a component of SG&A expense in our consolidated statement of income, and are not recorded as a reduction of revenue and are not considered variable consideration. We use substantial judgment based on the type of variable consideration or service allowance, historical experience and expected sales volume when estimating these provisions. The expected costs associated with our warranties and service allowances are recognized as expense when our products are sold. For sales tax, we elected to exclude from the measurement of the transaction price all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer, including sales, use, excise, value-added, and franchise taxes (collectively referred to as sales taxes). This allows us to present revenue net of these certain types of taxes.

All orders are fulfilled within one year of order date, therefore we do not have any unfulfilled performance obligations. Additionally, we elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component because at contract inception we expect the period between when we transfer our product to our customer and when the customer pays for the product to be one year or less.

Allowance for Credit Losses

Trade accounts receivable arise from the sale of products on trade credit terms. On a quarterly basis, we review all significant accounts as to their past due balances, as well as collectability of the outstanding trade accounts receivable for possible write off. It is our policy to write off the accounts receivable against the allowance account when we deem the receivable to be uncollectible. Additionally, we review orders from dealers that are significantly past due, and we ship product only when our ability to collect payment from our customer for the new order is probable.

Our allowances for credit losses reflect our best estimate of losses inherent in the trade accounts receivable balance. We determine the allowance based on known troubled accounts, weighing probabilities of future conditions and expected outcomes, and other currently available evidence.

Cost of Sales

Our cost of sales consists primarily of the cost to manufacture or purchase our merchandise, inspection costs, internal transfer costs, in-bound freight costs, outbound shipping costs, as well as warehousing costs, occupancy costs, and depreciation expense related to our manufacturing facilities, distribution centers and equipment.

Selling, General and Administrative Expenses

SG&A expenses include the costs of selling our products and other general and administrative costs. Selling expenses are primarily composed of commissions, advertising, warranty, bad debt expense, and compensation and benefits of employees performing various sales functions. Additionally, the occupancy costs of our retail facilities are included as a component of SG&A. Other general and administrative expenses included in SG&A are composed primarily of compensation and benefit costs for administrative employees and other administrative costs.

Other Income (Expense), Net

Other income (expense), net is made up primarily of foreign currency exchange net gain/(loss), gain/(loss) on the sale of investments, and unrealized gain/(loss) on equity securities.

Research and Development Costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $9.9 million, $9.6 million, and $9.1 million for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023, respectively, and are included as a component of SG&A.

Advertising Expenses

Production costs of commercials, programming and costs of other advertising, promotion and marketing programs are charged to expense in the period in which the commercial or advertisement is first aired or released. Gross advertising expenses were $149.6 million, $150.9 million, and $159.0 million for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023, respectively.

A portion of our advertising program is a national advertising campaign. This campaign is a shared advertising program with our dealers' La-Z-Boy Furniture Galleries® stores, which reimburse us for over 20% of the cost of the program (excluding company-owned stores). Because of this shared cost arrangement, the advertising expense is reported as a component of SG&A, while the dealers' reimbursement portion is reported as a component of sales.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In periods when deferred tax assets are recorded, we are required to estimate whether recoverability is more likely than not (i.e. a likelihood of more than 50%), based on, among other things, forecasts of taxable earnings in the related tax jurisdiction. We consider historical and projected future results of operations, the eligible carry-forward period, tax law changes, tax planning opportunities, and other relevant considerations when making judgments about realizing the value of our deferred tax assets.

We recognize in our consolidated financial statements the benefit of a position taken or expected to be taken in a tax return when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is more likely than not to be realized upon settlement. Changes in judgment that result in subsequent recognition, derecognition or change in a measurement date of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs.

Foreign Currency Translation

Foreign currency transaction gains and losses associated with translating assets and liabilities denominated in a currency that is different than a subsidiary's' functional currency, are recorded in cost of sales and other income (expense), net in our consolidated statement of income. Assets and liabilities of foreign subsidiaries whose functional currency is their local currency are translated at the year-end exchange rates, and revenues and expenses are translated at average exchange rates for the period, with the corresponding translation effect included as a component of other comprehensive income.

Accounting for Stock-Based Compensation

We estimate the fair value of equity-based awards, including option awards and stock-based awards that vest based on market conditions, on the date of grant using option-pricing models. The value of the portion of the equity-based awards that are ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of income using a straight-line single-option method. We measure stock-based compensation cost for liability-based awards based on the fair value of the award on the grant date, and recognize it as expense over the vesting period. The liability for these awards is remeasured and adjusted to its fair value at the end of each reporting period until paid. We record compensation cost for stock-based awards that vest based on performance conditions ratably over the vesting periods when the vesting of such awards become probable.

Commitments and Contingencies

We establish an accrued liability for legal matters when those matters present loss contingencies that are both probable and reasonably estimable. As a litigation matter develops and in conjunction with any outside legal counsel handling the matter, we evaluate on an ongoing basis whether such matter presents a loss contingency that is probable and reasonably estimable. If, at the time of evaluation, the loss contingency related to a litigation matter is not both probable and reasonably estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and reasonably estimable. Once the loss contingency related to a litigation matter is deemed to be both probable and reasonably estimable, we will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. We continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Insurance/Self-Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers' compensation, general liability, vehicle liability and the company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historic claims experience, demographic factors, severity factors and other assumptions. We have various excess loss coverages for employee-related health care benefits, vehicle liability, product liability, and workers' compensation liabilities. Our deductibles generally do not exceed $2.5 million.

Recent Accounting Pronouncements

Accounting Pronouncement Adopted in Fiscal 2025

The following table summarizes Accounting Standards Updates ("ASUs") which were adopted in fiscal 2025, but did not have a material impact on our accounting policies or our consolidated financial statements and related disclosures.

ASU	Description	Adoption Date
ASU 2023-07	Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	Fiscal 2025
ASU 2023-05	Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement	Fiscal 2025
ASU 2023-02	Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	Fiscal 2025

Accounting Pronouncements not yet Adopted

The following table summarizes additional accounting pronouncements which we have not yet adopted, but we believe will not have a material impact on our accounting policies or our consolidated financial statements and related disclosures.

ASU	Description	Adoption Date
ASU 2024-04	Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments	Fiscal 2027
ASU 2024-03	Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	Fiscal 2028
ASU 2023-09	Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Fiscal 2026

Note 2: Acquisitions

None of the below acquisitions were significant to our consolidated financial statements, and, therefore, pro-forma financial information is not presented. All of our provisional purchase accounting estimates for the acquisitions completed in fiscal 2025 are based on the information and data available to us as of the time of the issuance of these financial statements, and in accordance with Accounting Standard Codification Topic 805-10-25-15, are subject to change within the first 12 months following the acquisition as we gain additional data.

Each of the following Retail acquisitions completed in fiscal 2025, 2024, and 2023 reflect a core component of our strategic priorities, which is to grow our company-owned retail business and leverage our integrated retail model (where we earn a combined profit on both the wholesale and retail sales) in suitable geographic markets, alongside the existing La-Z-Boy Furniture Galleries® network.

Prior to each Retail acquisition completed in fiscal 2025, 2024, and 2023, we licensed to the counterparty the exclusive right to own and the operate La-Z-Boy Furniture Galleries® stores (and to use the associated trademarks and trade name) in each of their respective markets, and we reacquired these rights when we consummated the transaction. These reacquired rights are indefinite-lived because our retailer agreements are perpetual agreements that have no specific expiration date and no renewal options. The effective settlement date of these arrangements resulted in no settlement gain or loss as the contractual terms were at market. For federal income tax purposes, we amortize and deduct these indefinite-lived intangible assets and goodwill, if any, over 15 years.

Lansing and Portage, Michigan Acquisition

On April 7, 2025, we completed our acquisition of the Lansing and Portage, Michigan businesses that operate two independently owned La-Z-Boy Furniture Galleries® stores for $5.7 million, inclusive of and subject to further customary adjustments. We paid total cash of $4.7 million during the fourth quarter of fiscal 2025 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $2.1 million related to the reacquired rights described above. We also recognized $3.8 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired stores and future benefits of these synergies.

Toledo, Ohio Acquisition

On January 16, 2025, we completed our acquisition of the Toledo, Ohio business that operates two independently owned La-Z-Boy Furniture Galleries® stores for $5.9 million, inclusive of and subject to further customary adjustments. The acquisition also included the purchase of the building and land for one of the stores. We paid total cash of $5.7 million during the third and fourth quarters of fiscal 2025 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $1.7 million related to the reacquired rights described above. We also recognized $0.6 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired stores and future benefits of these synergies.

Melbourne and Cocoa, Florida Acquisition

On September 10, 2024, we completed our acquisition of the Melbourne and Cocoa, Florida businesses that operate two independently owned La-Z-Boy Furniture Galleries® stores and one distribution center for $11.4 million, inclusive of and subject to further customary adjustments. The acquisition also included the purchase of buildings and land for both stores and the distribution center. We paid total cash of $11.3 million during the second and third quarters of fiscal 2025 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $0.9 million related to the reacquired rights described above. We also recognized $1.7 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired stores and future benefits of these synergies.

Davenport, Iowa Acquisition

On July 22, 2024, we completed our acquisition of the Davenport, Iowa business that operates one independently owned La-Z-Boy Furniture Galleries® store for $7.4 million, inclusive of and subject to further customary adjustments. We paid total cash of $6.9 million during the first and second quarters of fiscal 2025 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $1.7 million related to the reacquired rights described above. We also recognized $5.1 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired store and future benefits of these synergies.

Prior Year Acquisitions

We completed the following acquisitions in fiscal 2024.

Bradenton and Sarasota, Florida Acquisition

On April 8, 2024, we completed our acquisition of the Bradenton and Sarasota, Florida businesses that operate two independently owned La-Z-Boy Furniture Galleries® stores for $15.7 million, inclusive of customary adjustments. The acquisition also included the purchase of buildings and land for both stores. We paid total cash of $15.3 million during the fourth quarter of fiscal 2024 and first quarter fiscal 2025 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $1.9 million related to the reacquired rights described above. We also recognized $4.7 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired store and future benefits of these synergies.

Illinois and Indiana Acquisition

On December 11, 2023, we completed our acquisition of the Illinois and Indiana businesses that operate six independently owned La-Z-Boy Furniture Galleries® stores and one distribution center for $18.4 million, inclusive of customary adjustments. The acquisition also included the purchase of buildings and land for five of the stores. We paid total cash of $17.0 million during the third and fourth quarters of fiscal 2024 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $4.2 million related to the reacquired rights described above. We also recognized $0.6 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired store and future benefits of these synergies.

Lafayette, Louisiana Acquisition

On October 23, 2023, we completed our acquisition of the Lafayette, Louisiana business that operates one independently owned La-Z-Boy Furniture Galleries® store and one distribution center for $2.8 million, inclusive of customary adjustments. We paid total cash of $2.6 million during the second and third quarters of fiscal 2024 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $0.7 million related to the reacquired rights described above. We also recognized $2.1 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired store and future benefits of these synergies.

Colorado Springs, Colorado Acquisition

On July 17, 2023, we completed our acquisition of the Colorado Springs, Colorado business that operates two independently owned La-Z-Boy Furniture Galleries® stores and one distribution center for $6.0 million, inclusive of customary adjustments. We paid total cash of $5.6 million during the first and second quarters of fiscal 2024 and the remaining consideration included forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $2.1 million related to the reacquired rights described above. We also recognized $2.2 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired stores and future benefits of these synergies.

We completed the following acquisitions in fiscal 2023.

Baton Rouge, Louisiana acquisition

On March 20, 2023, we completed our acquisition of the Baton Rouge, Louisiana business that operates one independently owned La-Z-Boy Furniture Galleries® store and one distribution center for $5.0 million, inclusive of customary adjustments. We paid total cash of $4.9 million during the fourth quarter of fiscal 2023 and the remaining consideration includes forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $0.5 million related to the reacquired rights described above.

Barboursville, West Virginia acquisition

On December 12, 2022, we completed our acquisition of the Barboursville, West Virginia business that operates one independently owned La-Z-Boy Furniture Galleries® store. This acquisition did not have a meaningful impact on our consolidated financial statements.

Spokane, Washington acquisition

On September 26, 2022, we completed our acquisition of the Spokane, Washington business that operates one independently owned La-Z-Boy Furniture Galleries® store and one distribution center for $4.7 million, inclusive of customary adjustments. We paid total cash of $4.0 million during the second quarter of fiscal 2023 and the remaining consideration includes forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $1.2 million related to the reacquired rights described above. We also recognized $3.0 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired store and future benefits of these synergies.

Denver, Colorado acquisition

On July 18, 2022, we completed our acquisition of the Denver, Colorado business that operates five independently owned La-Z-Boy Furniture Galleries® stores and one distribution center for $10.1 million, inclusive of customary adjustments. We paid total cash of $7.7 million in the first and second quarters of fiscal 2023 and the remaining consideration includes forgiveness of accounts receivable and payments based on working capital adjustments. As part of the acquisition, we recorded an indefinite-lived intangible asset of $4.3 million related to the reacquired rights described above. We also recognized $7.6 million of goodwill in our Retail segment related primarily to synergies we expect from the integration of the acquired stores and future benefits of these synergies.

Note 3: Inventories

(Amounts in thousands)	4/26/2025	4/27/2024
Raw materials	$ 128,823	$ 125,932
Work in process	19,280	19,443
Finished goods	153,796	161,439
FIFO inventories	301,899	306,814
Excess of FIFO over LIFO	(46,614)	(43,577)
Total inventories	$ 255,285	$ 263,237

Note 4: Property, Plant and Equipment

(Amounts in thousands)	Estimated Useful Lives	4/26/2025	4/27/2024
Buildings and building fixtures	3 - 30 years	$ 380,206	$ 337,755
Machinery and equipment	3 - 20 years	197,218	193,900
Information systems, hardware and software	3 - 10 years	102,658	102,971
Furniture and fixtures	3 - 10 years	32,212	29,089
Land improvements	3 - 30 years	29,884	28,182
Transportation equipment	3 - 6 years	19,115	18,336
Land	N/A	28,336	19,312
Construction in progress	N/A	24,442	14,343
		814,071	743,888
Accumulated depreciation		(474,859)	(445,664)
Net property, plant and equipment		$ 339,212	$ 298,224

Depreciation expense for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023, was $45.6 million, $47.4 million, and $39.0 million, respectively.

Note 5: Leases

The Company leases real estate for retail stores, distribution centers, warehouses, manufacturing plants, showrooms and office space. We also have equipment leases for tractors/trailers, IT and office equipment, and vehicles. We determine if a contract contains a lease at inception based on our right to control the use of an identified asset and our right to obtain substantially all the economic benefits from the use of that identified asset. Most of our real estate leases include options to renew or terminate early. We assess these options to determine if we are reasonably certain of exercising these options based on all relevant economic and financial factors. Any options that meet these criteria are included in the lease term at lease commencement.

Most of our leases do not have an interest rate implicit in the lease. As a result, for purposes of measuring our right of use ("ROU") lease asset and lease liability, we determine our incremental borrowing rate by applying a spread above the U.S. Treasury borrowing rates. If an interest rate is implicit in a lease, we will use that rate as the discount rate for that lease. Some of our leases contain variable rent payments based on a Consumer Price Index or percentage of sales. Due to the variable nature of these costs, they are not included in the measurement of the ROU lease asset and lease liability.

Supplemental balance sheet information pertaining to our leases is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Operating leases		
ROU lease assets	$ 450,177	$ 444,711
Lease liabilities, short-term	79,707	76,436
Lease liabilities, long-term	408,402	403,513
Finance leases		
ROU lease assets	$ 2,671	$ 1,755
Lease liabilities, short-term	885	591
Lease liabilities, long-term	1,863	1,211

The ROU lease assets by segment are as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Wholesale	$ 110,045	$ 125,286
Retail	316,510	290,457
Corporate and Other	26,293	30,723
Total ROU lease assets	$ 452,848	$ 446,466

The components of lease cost are as follows:

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands)	4/26/2025	4/27/2024	4/29/2023
Operating lease cost	$ 97,261	$ 95,876	$ 90,500
Finance lease cost	773	588	130
Short-term lease cost	2,644	1,899	2,459
Variable lease cost	274	271	187
Less: Sublease income	(380)	(291)	(276)
Total lease cost	$ 100,572	$ 98,343	$ 93,000

The following tables present supplemental lease disclosures:

	Fiscal Year Ended			
	(52 weeks) 4/26/2025		(52 weeks) 4/27/2024	
(Amounts in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for amounts included in the measurement of lease liabilities	$ 99,128	$ 773	$ 95,992	$ 588
Lease liabilities arising from new ROU lease assets	81,927	1,608	112,484	1,941

	4/26/2025		4/27/2024	
(Amounts in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term (years)	6.8	3.6	7.1	3.0
Weighted-average discount rate	4.5 %	5.7 %	4.2 %	6.0 %

The following table presents our maturity of lease liabilities:

(Amounts in thousands)	4/26/2025	
	Operating Leases (1)	Finance Leases
Within one year	$ 99,196	$ 1,013
After one year and within two years	90,247	915
After two years and within three years	81,610	457
After three years and within four years	75,269	365
After four years and within five years	63,371	272
After five years	158,432	—
Total lease payments	568,125	3,022
Less: Interest	80,016	274
Total lease obligations	$ 488,109	$ 2,748

(1) Excludes approximately $56.2 million in future lease payments for various operating leases commencing in a future period.

Note 6: Goodwill and Other Intangible Assets

We have goodwill on our consolidated balance sheet as follows:

Reportable Segment/Unit	Reporting Unit	Related Acquisition
Wholesale Segment	United Kingdom	Wholesale business in the United Kingdom and Ireland
Wholesale Segment	United Kingdom	La-Z-Boy United Kingdom Manufacturing (Furnico)
Retail Segment	Retail	La-Z-Boy Furniture Galleries® stores
Corporate and Other	Joybird	Joybird

We test goodwill for impairment on an annual basis in the fourth quarter of each fiscal year, and more frequently if events or changes in circumstances indicate that it may be impaired. Under US GAAP, we have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of one of our reporting units is greater than its carrying value ("Step 0"). If the qualitative assessment leads to a determination that the reporting unit's fair value is less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test ("Step 1") by calculating the fair value of the reporting unit and comparing the fair value with its associated carrying value.

Step 0 Assessment

During our fiscal 2025 annual impairment test, we first assessed goodwill recoverability qualitatively using the Step 0 approach for each of our reporting units. For our qualitative assessment, we considered the most recent quantitative analysis, which was performed during the fourth quarter of fiscal 2024 for the United Kingdom and Joybird reporting units and during the fourth quarter of fiscal 2020 for the Retail reporting unit, including assumptions used, such as discount rates and tax rates, indicated fair values, and the amounts by which those fair values exceeded their carrying amounts. Further, we compared actual performance in fiscal 2025, along with future financial projections to the internal financial projections used in the prior quantitative analyses. Additionally, we considered various other factors including macroeconomic conditions, relevant industry and market trends, and factors specific to the Company that could indicate a potential change in the fair value of our reporting units. Lastly, we evaluated whether any events have occurred or any circumstances have changed since that time that would indicate that our goodwill may have become impaired since our last quantitative tests.

Based on these qualitative assessments, we determined that it is more likely than not that the fair value of our Retail reporting unit exceeded its carrying value and as such, our goodwill for the Retail reporting unit was not considered impaired as of April 26, 2025 and the Step 1 quantitative goodwill impairment analysis was not necessary. However, for our United Kingdom and Joybird reporting units, we determined that the quantitative Step 1 goodwill impairment test was necessary as noted below.

Step 1 Assessment

United Kingdom Reporting Unit

Due to a decline in the United Kingdom's financial performance in fiscal 2025, primarily due to a significant customer transition and a challenging consumer environment, we deemed it necessary to perform the quantitative Step 1 goodwill impairment test for the United Kingdom reporting unit. To estimate the fair value of this reporting unit, we applied the income approach using discounted future cash flows in which sales and operating income projections were based on assumptions driven by the current economic conditions and assumed a 2.0% terminal growth rate. Our projections of revenue and operating income also include certain assumptions related to incremental business with new customers. Other key assumptions used in the quantitative assessment of the reporting unit's goodwill were a discount rate of 10.4%, reflecting a market participant weighted average cost of capital, and a tax rate of 25.0%, which was specific to the United Kingdom reporting unit. Based on our testing, the carrying value of the United Kingdom reporting unit exceeded its fair value as of April 26, 2025, by an amount greater than the recorded goodwill, and we recorded a non-cash pre-tax impairment charge of $20.6 million during the fourth quarter of fiscal 2025 to reduce the carrying value of the goodwill to zero.

Joybird Reporting Unit

Due to limited headroom from the fiscal 2024 impairment testing, we deemed it necessary to perform the quantitative Step 1 goodwill impairment test for the Joybird reporting unit. To estimate the fair value of this reporting unit, we applied a combination of the income approach and the market approach, weighted 75% and 25%, respectively. The income approach used discounted future cash flows in which sales and operating income projections were based on assumptions driven by current economic conditions and assumed a 2.0% terminal growth rate. Other key assumptions used in the discounted future cash flow model were a discount rate of 17.5%, reflecting a market participant weighted average cost of capital assuming Joybird would be sold as a stand-alone business, and a tax rate of 24.2%, which was specific to the Joybird reporting unit.

The market approach used the guideline public company method, which derives a valuation from market multiples based on revenue for comparable public companies and was adjusted for a control premium based on recent merger and acquisition transaction data of target companies similar to the Joybird reporting unit. Based on our testing, the fair value of the Joybird reporting unit exceeded its carrying value as of April 26, 2025 by approximately 16% and no impairment was recorded.

Further, a sensitivity analysis was performed on key assumptions used in the valuation, primarily the discount rate and terminal growth rate, and using a range of reasonable inputs, the fair value of the Joybird reporting unit exceeded its carrying value for each of the various scenarios analyzed. However, changes to other valuation inputs or failure to meet our forecasts, in particular our sales and operating income projections, could reduce the fair value of the Joybird reporting unit and thus increase the possibility that our goodwill may be impaired in the future.

The following table summarizes changes in the carrying amount of our goodwill by reportable segment:

(Amounts in thousands)	Wholesale Segment	Retail Segment	Corporate and Other	Total Goodwill
Balance at April 29, 2023 (1)	$ 20,202	$ 129,360	$ 55,446	$ 205,008
Acquisitions	—	9,593	—	9,593
Translation adjustment	(117)	(31)	—	(148)
Balance at April 27, 2024 (1)	20,085	138,922	55,446	214,453
Acquisitions	—	11,269	—	11,269
Impairment	(20,581)	—	—	(20,581)
Translation adjustment	496	(47)	—	449
Balance at April 26, 2025 (1)	$ —	$ 150,144	$ 55,446	$ 205,590

(1) Includes $26.9 million of accumulated impairment losses in Corporate and Other.

We have intangible assets on our consolidated balance sheet as follows:

Reportable Segment	Intangible Asset	Useful Life
Wholesale Segment	Customer relationships from our acquisition of the wholesale business in the United Kingdom and Ireland	Amortizable over 15 year useful life
Wholesale Segment	American Drew® trade name	Indefinite-lived
Retail Segment	Reacquired rights to own and operate La-Z-Boy Furniture Galleries® stores	Indefinite-lived
Corporate and Other	Joybird® trade name	Amortizable over eight-year useful life

We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Similar to our goodwill testing, we used the qualitative Step 0 approach to assess if it was more likely than not that the fair values of our indefinite-lived intangible assets were greater than their carrying values. Based on the same qualitative factors outlined above, we determined that it is more likely than not that the fair value of each of our indefinite-lived intangible assets exceeded their respective carrying value and as such, our indefinite-lived intangible assets were not considered impaired as of April 26, 2025, and the Step 1 quantitative impairment analysis was not necessary.

During the fourth quarter of fiscal 2025, as a result of the challenges in our United Kingdom businesses as noted above, we determined there were events that indicated the carrying value of our United Kingdom asset group might be impaired. Using cash flows consistent with those used in the goodwill impairment testing, we determined the projected undiscounted cash flows were less than the carrying value of the asset group. To estimate the fair value of the United Kingdom asset group, we applied the income approach using discounted future cash flows consistent with those used in our goodwill impairment testing. As a result, we recorded an impairment charge of $1.5 million related to our customer relationship intangible asset. The impairment charge was recorded in SG&A expense within the Wholesale segment.

The following summarizes changes in our intangible assets:

(Amounts in thousands)	Indefinite-Lived Trade Names	Finite-Lived Trade Name	Indefinite-Lived Reacquired Rights	Other Intangible Assets	Total Intangible Assets
Balance at April 29, 2023	$ 1,155	$ 2,594	$ 33,739	$ 1,887	$ 39,375
Acquisitions	—	—	8,924	—	8,924
Amortization	—	(798)	—	(218)	(1,016)
Translation adjustment	—	—	(23)	(9)	(32)
Balance at April 27, 2024	$ 1,155	$ 1,796	$ 42,640	$ 1,660	$ 47,251
Acquisitions	—	—	6,404	—	6,404
Amortization	—	(798)	—	(222)	(1,020)
Impairment	—	—	—	(1,479)	(1,479)
Translation adjustment	—	—	(36)	41	5
Balance at April 26, 2025	$ 1,155	$ 998	$ 49,008	$ —	$ 51,161

For our intangible assets recorded as of April 26, 2025, we estimate annual amortization expense to be $0.8 million in the subsequent fiscal year and $0.2 million in the second succeeding fiscal year, with no amortization estimated thereafter.

Note 7: Investments

We have current and long-term investments intended to enhance returns on our cash as well as to fund future obligations of certain retirement plans. Our short-term investments are included in other current assets and our long-term investments are included in other long-term assets on our consolidated balance sheet.

The following summarizes our investments:

(Amounts in thousands)	4/26/2025	4/27/2024
Short-term investments:		
Marketable securities	$ 10	$ 5,553
Held-to-maturity investments	2,607	1,259
Total short-term investments	2,617	6,812
Long-term investments:		
Marketable securities	12,284	12,690
Total investments	$ 14,901	$ 19,502
Investments to enhance returns on cash	$ 2,607	$ 6,754
Investments to fund compensation/retirement plans	12,294	12,748
Total investments	$ 14,901	$ 19,502

The following is a summary of the unrealized gains, unrealized losses, and fair value by investment type:

(Amounts in thousands)	4/26/2025			4/27/2024		
	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 618	$ —	$ 3,489	$ 476	$ —	$ 3,728
Fixed income	114	(50)	6,335	15	(72)	12,015
Other	322	(15)	5,077	707	(14)	3,759
Total securities	$ 1,054	$ (65)	$ 14,901	$ 1,198	$ (86)	$ 19,502

The following table summarizes sales of marketable securities:

(Amounts in thousands)	Fiscal Year Ended		
	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(52 weeks) 4/29/2023
Proceeds from sales	$ 11,994	$ 23,328	$ 24,483
Gross realized gains	559	1,967	94
Gross realized losses	(40)	(768)	(242)

As of April 26, 2025, we held $6.3 million of fixed income marketable securities, classified as available-for-sale securities, all of which do not have a single contractual maturity date.

Note 8: Accrued Expenses and Other Liabilities

(Amounts in thousands)	4/26/2025	4/27/2024
Payroll and other compensation	$ 65,311	$ 59,123
Accrued product warranty, current portion	22,357	22,362
Customer deposits	72,894	88,798
Deferred revenue	32,580	35,518
Other current liabilities	51,073	57,967
Accrued expenses and other current liabilities	$ 244,215	$ 263,768

Note 9: Debt

On October 15, 2021, we entered into a five-year $200 million unsecured revolving credit facility (as amended, the "Credit Facility"). Borrowings under the Credit Facility may be used by the Company for general corporate purposes. We may increase the size of the facility, either in the form of additional revolving commitments or new term loans, subject to the discretion of each lender to participate in such increase, up to an additional amount of $100 million. The Credit Facility will mature on October 15, 2026 and provides us the ability to extend the maturity date for two additional one-year periods, subject to the satisfaction of customary conditions. As of April 26, 2025, we have no borrowings outstanding under the Credit Facility.

The Credit Facility contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum consolidated net lease adjusted leverage ratio and a minimum consolidated fixed charge coverage ratio, as well as customary covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of certain assets. As of April 26, 2025, we were in compliance with our financial covenants under the Credit Facility.

Cash paid for interest during fiscal years 2025, 2024, and 2023 was $0.4 million, $0.4 million and $0.3 million, respectively.

Note 10: Employee Benefits

The table below summarizes the total costs associated with our employee benefit plans.

| | Fiscal Year Ended | | |
| | (52 weeks) | (52 weeks) | (52 weeks) |
(Amounts in thousands)	4/26/2025	4/27/2024	4/29/2023
401(k) Retirement Plan	$ 16,482	$ 14,698	$ 12,877
Performance Compensation Retirement Plan (1)	497	(133)	160
Deferred Compensation Plan (2)	(276)	(86)	202
Non-Qualified Defined Benefit Retirement Plan (3)	678	737	748

(1) Performance Compensation Retirement Plan includes forfeitures.
(2) Includes (gain)/loss on investments held to fund compensation/retirement plans and administrative fees.
(3) Primarily related to interest cost.

401(k) Retirement Plan. Voluntary 401(k) retirement plans are offered to eligible employees within certain U.S. operating units. For most operating units, we make matching contributions based on specific formulas.

Performance Compensation Retirement Plan. A performance compensation retirement plan ("PCRP") is maintained for eligible highly compensated employees. Beginning in fiscal 2023, contributions into the plan are no longer being made. Prior year contributions were based on achievement of performance targets. Employees vest in these prior period contributions if they achieve certain age and years of service with the Company and can elect to receive benefit payments over a period ranging between five to twenty years after they leave the Company. While the Company no longer makes contributions, the outstanding liability balance related to the plan is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Short-term obligation included in other current liabilities	$ 2,238	$ 2,341
Long-term obligation included in other long-term liabilities	7,280	9,021

Executive Deferred Compensation Plan. We maintain an executive deferred compensation plan for eligible highly compensated employees, an element of which may include Company contributions. Further information related to the plan is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Plan obligation included in other long-term liabilities	$ 20,607	$ 21,157
Cash surrender value on life insurance contracts included in other long-term assets (1)	44,925	43,398

(1) Life insurance contracts are related to the Executive Deferred Compensation Plan and the PCRP.

Non-Qualified Defined Benefit Retirement Plan. We maintain a non-qualified defined benefit retirement plan for certain former salaried employees. We hold available-for-sale marketable securities to fund future obligations of this plan in a Rabbi trust (refer to Note 7, Investments, and Note 19, Fair Value Measurements, for additional information on these investments). We are not required to fund the non-qualified defined benefit retirement plan in fiscal 2026; however, we have the discretion to make contributions to the Rabbi trust.

Further information related to the plan is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Short-term plan obligation included in other current liabilities	$ 995	$ 996
Long-term plan obligation included in other long-term liabilities	10,107	10,246
Discount rate used to determine obligation	5.4%	5.5%

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands)	4/26/2025	4/27/2024	4/29/2023
Actuarial loss recognized in AOCI	$ 83	$ 124	$ 193
Benefit payments (1)	946	1,041	1,091

(1) Benefit payments are scheduled to be between $0.9 million and $1.0 million annually for the next 10 years.

Note 11: Product Warranties

We accrue an estimated liability for product warranties when we recognize revenue on the sale of warrantied products. We estimate future warranty claims on product sales based on sales volume and our historical claims experience and periodically adjust the provision to reflect changes in actual experience. We incorporate repair costs into our liability estimates, including materials, labor and overhead amounts necessary to perform repairs, and any costs associated with delivering repaired product to our customers. Over 90% of our warranty liability relates to our Wholesale reportable segment as we generally warrant our products against defects for one to three years on fabric and leather, from one to five years on cushions and padding, and provide a limited lifetime warranty on certain mechanisms and frames, unless otherwise noted in the warranty. Additionally, our Wholesale segment warranties cover labor costs relating to our parts for one year. We provide a limited lifetime warranty against defects on a majority of the Joybird products, which are a part of our Corporate and Other results. For all our manufacturer warranties, the warranty period begins when the consumer receives our product. We use considerable judgment in making our estimates, and we record differences between our actual and estimated costs when the differences are known.

A reconciliation of the changes in our product warranty liability is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Balance as of the beginning of the year	$ 28,909	$ 30,984
Accruals during the year	34,336	33,227
Settlements during the year	(33,305)	(35,302)
Balance as of the end of the year (1)	$ 29,940	$ 28,909

(1) $22.4 million is recorded in accrued expenses and other current liabilities as of April 26, 2025 and April 27, 2024, while the remainder is included in other long-term liabilities.

We recorded accruals during the periods presented in the table above, primarily to reflect charges that relate to warranties issued during the respective periods.

Note 12: Commitments and Contingencies

We have been named as a defendant in various lawsuits arising in the ordinary course of business and as a potentially responsible party at certain environmental clean-up sites, the effect of which are not considered significant. Based on a review of all currently known facts and our experience with previous legal and environmental matters, we have recorded expense in respect of probable and reasonably estimable losses arising from legal matters, and we currently do not believe it is probable that we will have any additional loss for legal or environmental matters that would be material to our consolidated financial statements.

In view of the inherent difficulty of predicting the outcome of litigation, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories, we generally cannot predict the eventual outcome, timing, or related loss, if any, of pending matters.

Note 13: Stock-Based Compensation

In fiscal 2025, our shareholders approved the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan which provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units, unrestricted stock, performance awards, dividend equivalent rights, and short-term cash incentive awards. Under this plan, the aggregate number of common shares that may be issued through awards of any form is 3.1 million shares, reduced by the number of shares subject to awards granted under the La-Z-Boy Incorporated 2022 Omnibus Incentive Plan after April 27, 2024 and prior to the Annual Meeting of Shareholders of La-Z-Boy Incorporated held on August 27, 2024.

Awards granted in fiscal 2025 were made under our La-Z-Boy Incorporated 2022 Omnibus Incentive Plan. As of the end of fiscal 2025, no grants may be issued under this plan or any of our previous plans.

The table below summarizes the total stock-based compensation expense we recognized for all outstanding grants. Stock-based compensation expense is recorded in SG&A expense in the consolidated statement of income:

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands)	4/26/2025	4/27/2024	4/29/2023
Equity-based awards expense			
Restricted stock	$ 8,897	$ 6,959	$ 5,069
Performance-based shares	6,276	5,109	4,293
Stock options	924	1,257	2,076
Restricted stock units issued to Directors	1,303	1,101	1,020
Total equity-based awards expense	17,400	14,426	12,458
Liability-based awards expense (1)	91	152	162
Total stock-based compensation expense	$ 17,491	$ 14,578	$ 12,620

(1) Includes stock appreciation rights, deferred stock units issued to Directors, restricted stock units, and performance-based units. Compensation expense for these awards is based on the market price of our common stock on the grant date and is remeasured each reporting period based on the market value of our common shares on the last day of the reported period.

Restricted Stock. We granted 245,813 shares of restricted stock units to employees during fiscal 2025 and we also have restricted stock awards outstanding from previous grants. We issue restricted stock at no cost to the employees and account for restricted stock awards as equity-based awards because when they vest, they will be settled in common shares. We recognize compensation expense for restricted stock over the vesting period equal to the fair value on the date our Compensation and Talent Oversight Committee of our board of directors approved the awards. Restricted stock awards vest at 25% per year, beginning one year from the grant date for a term of four years, with continued vesting upon retirement with respect to the fiscal 2023, fiscal 2024 and fiscal 2025 grants. We accelerate the expense for restricted stock granted to retirement-eligible employees over the vesting period, with expense recognized from the grant date through their retirement eligibility date or over the ten months following the grant date, whichever period is longer. We have elected to recognize forfeitures as an adjustment to compensation expense in the same period as the forfeitures occur. The weighted average fair value of the restricted stock that was awarded in fiscal 2025, fiscal 2024 and fiscal 2023 was $38.17, $27.68 and $24.58 per share, respectively, the market value of our common shares on the date of grant.

The following table summarizes information about non-vested awards as of and for the year ended April 26, 2025:

	Shares or Units *(In Thousands)*	Weighted Average Grant Date Fair Value
Non-vested awards at April 27, 2024	561	$ 27.58
Granted	246	38.17
Vested	(181)	28.24
Canceled	(19)	30.43
Non-vested awards at April 26, 2025	607	32.25

Unrecognized compensation cost related to non-vested restricted shares was $7.8 million and is expected to be recognized over a weighted-average remaining contractual term of all unvested awards of 1.6 years.

Performance Shares. Under the La-Z-Boy Incorporated 2022 Omnibus Incentive Plan, the Compensation and Talent Oversight Committee of our board of directors is authorized to award common shares to certain employees based on the attainment of certain financial goals over a given performance period. The awards are offered at no cost to the employees. In the event of an employee's termination during the vesting period, the potential right to earn shares under this program is generally forfeited.

During the first quarter of fiscal 2025, we granted 163,888 performance-based shares, and we also have performance-based share awards outstanding from grants in fiscal 2024 and fiscal 2023. Payout of these grants depends on our financial performance (50%) and a market-based condition based on the total return our shareholders receive on their investment in our stock relative to returns earned through investments in other public companies (50%). The performance share opportunity ranges from 50% of the employee's target award if minimum performance requirements are met to a maximum of 200% of the target award based on the attainment of certain financial and shareholder-return goals over a specific performance period, which is generally three fiscal years.

The number of awards that will vest, as well as unearned and canceled awards, depend on the achievement of certain financial and shareholder-return goals over the three-year performance periods, and will be settled in shares if service conditions are met, requiring employees to remain employed with the Company through the end of the three-year performance periods.

The following table summarizes the performance-based shares outstanding at the maximum award amounts based upon the respective performance share agreements:

	Shares (In Thousands)	Weighted Average Grant Date Fair Value
Outstanding shares at April 27, 2024	801	$ 25.06
Granted	328	35.59
Vested	(67)	36.13
Unearned or canceled	(184)	26.87
Outstanding shares at April 26, 2025	878	27.77

We account for performance-based shares as equity-based awards because when they vest, they will be settled in common shares. In the event of an employee's termination during the vesting period, the potential right to earn shares under this program is generally forfeited and we have elected to recognize forfeitures as an adjustment to compensation expense in the same period in which the forfeitures occur. For shares that vest based on our results relative to the performance goals, we expense as compensation cost the fair value of the shares as of the day we granted the awards recognized over the performance period, taking into account the probability that we will satisfy the performance goals. For shares that vest based on market conditions, we use a Monte Carlo valuation model to estimate each share's fair value as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate our probability of achieving various stock price levels to determine our expected performance ranking relative to our peer group. We expense compensation cost over the vesting period regardless of whether the market condition is ultimately satisfied.

The fair value of each performance-based share that we granted during fiscal 2025, 2024, and 2023 was as follows:

	Grant Year		
Vesting based on:	Fiscal 2025	Fiscal 2024	Fiscal 2023
Performance goals (1)	$ 35.59	$ 25.48	$ 22.43
Market conditions (2)	$ 54.67	$ 34.15	$ 36.63

(1) Represents the market value of our common shares on the date we granted the awards less the dividends we expect to pay before the shares vest
(2) Based on Monte Carlo valuation model

Our unrecognized compensation cost at April 26, 2025, related to performance-based shares was $7.0 million based on the current estimates of the number of awards that will vest, and is expected to be recognized over a weighted-average remaining contractual term of all unvested awards of 1.7 years.

Equity-based compensation expenses related to performance-based shares recognized in our consolidated statement of income are as follows:

| | Fiscal Year Ended | | |
| | (52 weeks) 4/26/2025 | (52 weeks) 4/27/2024 | (52 weeks) 4/29/2023 |
(Amounts in thousands)			
Fiscal 2021 grant	$ —	$ —	$ 548
Fiscal 2022 grant	—	1,379	1,649
Fiscal 2023 grant	2,194	1,867	2,096
Fiscal 2024 grant	2,018	1,863	—
Fiscal 2025 grant	2,064	—	—
Total expense	$ 6,276	$ 5,109	$ 4,293

Stock Options. We did not grant stock options to employees during fiscal 2025 or fiscal 2024, but we have stock options outstanding from grants from prior years. We account for stock options as equity-based awards because when they are exercised, they will be settled in common shares. We recognize compensation expense for stock options over the vesting period equal to the fair value on the date our Compensation and Talent Oversight Committee of our board of directors approved the awards. The vesting period for our stock options ranges from one to four years, with accelerated vesting upon retirement. The vesting date for retirement-eligible employees is the later of the date they meet the criteria for retirement or ten months after the grant date. We accelerate the expense for options granted to retirement eligible employees over the vesting period, with expense recognized from the grant date through their retirement eligibility date or over the ten months following the grant date, whichever period is longer. We have elected to recognize forfeitures as an adjustment to compensation expense in the same period as the forfeitures occur. Granted options outstanding under the former long-term equity award plan remain in effect and have a term of 10 years. We estimated the fair value of the employee stock options granted in prior years at their respective grant date using the Black-Scholes option-pricing model, which requires management to make certain assumptions.

The fair value of stock options granted during fiscal year 2023 were calculated using the following assumptions:

	Grant Year Fiscal 2023	Assumption
Risk-free interest rate	2.87%	U.S. Treasury issues with term equal to expected life at grant date
Dividend rate	2.70%	Estimated future dividend rate and common share price at grant date
Expected life	5.0 years	Contractual term of stock option and expected employee exercise trends
Stock price volatility	42.78%	Historical volatility of our common shares
Fair value per option	$ 7.90	

Plan activity for stock options under the above plans was as follows:

	Number of Shares (In Thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at April 27, 2024	1,129	$ 30.69	6.0	$ 3,951
Granted	—	—	N/A	N/A
Canceled	(9)	37.43	N/A	N/A
Exercised	(487)	31.58	N/A	5,014
Outstanding at April 26, 2025	633	29.91	5.9	5,728
Exercisable at April 26, 2025	478	$ 30.60	5.6	$ 3,987

The aggregate intrinsic value of options exercised was $4.2 million and $1.0 million in fiscal 2024 and fiscal 2023, respectively. As of April 26, 2025, our total unrecognized compensation cost related to non-vested stock option awards was $0.3 million, which we expect to recognize over a weighted-average remaining vesting term of all unvested awards of 0.8 years. During the year ended April 26, 2025, stock options with respect to 0.2 million shares vested.

We received $15.3 million, $13.0 million, and $4.7 million in cash during fiscal 2025, 2024, and 2023, respectively, for exercises of stock options.

Restricted Stock Units Issued to Directors. Restricted stock units granted to our non-employee directors are offered at no cost to the directors and restricted stock units granted following August 2022 vest on the earlier of the date a director ceases to be a member of the board (for any reason other than the termination of service for cause) or the one-year anniversary of the grant date. During fiscal 2025, we granted 32,378 restricted stock units to our non-employee directors. We account for these restricted stock units as equity-based awards because when they vest, they will be settled in shares of our common stock. We measure and recognize compensation expense for these awards based on the market price of our common shares on the date of grant. The weighted-average fair value of the restricted stock units that were granted during fiscal 2025, fiscal 2024, and fiscal 2023 was $40.24, $30.80, and $26.49, respectively.

Note 14: Accumulated Other Comprehensive Loss

Activity in accumulated other comprehensive loss was as follows:

(Amounts in thousands)	Translation adjustment		Unrealized gain (loss) on marketable securities		Net pension amortization and net actuarial gain (loss)		Accumulated other comprehensive income (loss)
Balance at April 30, 2022	$	(1,961)	$	(298)	$	(3,538) $	(5,797)
Changes before reclassifications		(691)		(27)		879	161
Amounts reclassified to net income		—		231		193	424
Tax effect		—		(51)		(265)	(316)
Other comprehensive income (loss) attributable to La-Z-Boy Incorporated		(691)		153		807	269
Balance at April 29, 2023	$	(2,652)	$	(145)	$	(2,731) $	(5,528)
Changes before reclassifications		(1,152)		189		432	(531)
Amounts reclassified to net income		—		331		124	455
Tax effect		—		(129)		(137)	(266)
Other comprehensive income (loss) attributable to La-Z-Boy Incorporated		(1,152)		391		419	(342)
Balance at April 27, 2024	$	(3,804)	$	246	$	(2,312) $	(5,870)
Changes before reclassifications		2,297		132		(205)	2,224
Amounts reclassified to net income		—		(11)		83	72
Tax effect		—		(30)		30	—
Other comprehensive income (loss) attributable to La-Z-Boy Incorporated		2,297		91		(92)	2,296
Balance at April 26, 2025	$	(1,507)	$	337	$	(2,404) $	(3,574)

We reclassified both the unrealized gain (loss) on marketable securities and the net pension amortization from accumulated other comprehensive loss to net income through other income (expense), net.

The components of noncontrolling interest were as follows:

	Fiscal Year Ended					
	(52 weeks) 4/26/2025		(52 weeks) 4/27/2024		(52 weeks) 4/29/2023	
(Amounts in thousands)						
Balance as of the beginning of the year	$	10,296	$	10,261	$	8,897
Net income		1,396		2,010		1,277
Other comprehensive income (loss)		1,075		(803)		87
Dividends distributed to joint venture minority partners		(1,414)		(1,172)		—
Balance as of the end of the year	$	11,353	$	10,296	$	10,261

Note 15: Revenue Recognition

The following table presents our revenue disaggregated by product category and by segment or unit:

	Year Ended April 26, 2025			
(Amounts in thousands)	**Wholesale**	**Retail**	**Corporate and Other**	**Total**
Upholstered Furniture	$ 1,171,445	$ 731,254	$ 121,972	$ 2,024,671
Casegoods Furniture	72,041	50,635	9,191	131,867
Delivery	166,244	33,502	8,403	208,149
Other (1)	70,089	82,979	20,909	173,977
Total	$ 1,479,819	$ 898,370	$ 160,475	$ 2,538,664
			Eliminations	(429,457)
			Consolidated Net Sales	$ 2,109,207

	Year Ended April 27, 2024			
(Amounts in thousands)	**Wholesale**	**Retail**	**Corporate and Other**	**Total**
Upholstered Furniture	$ 1,143,354	$ 698,782	$ 113,059	$ 1,955,195
Casegoods Furniture	73,960	47,651	9,777	131,388
Delivery	166,243	32,076	7,291	205,610
Other (1)	63,721	76,617	23,642	163,980
Total	$ 1,447,278	$ 855,126	$ 153,769	$ 2,456,173
			Eliminations	(409,146)
			Consolidated Net Sales	$ 2,047,027

(1) Primarily includes revenue for advertising, royalties, parts, accessories, after-treatment products, surcharges, rebates and other sales incentives.

Upholstered Furniture - Includes revenue for upholstered furniture, such as recliners, sofas, loveseats, chairs, sectionals, modulars, and ottomans. This revenue includes sales to La-Z-Boy Furniture Galleries® stores (including company-owned stores), operators of La-Z-Boy Comfort Studio® and branded space locations, England Custom Comfort Center locations, other major dealers, independent retailers, and the end consumer.

Casegoods Furniture - Includes revenue for casegoods furniture typically found in a bedroom, such as beds, chests, dressers, nightstands and benches; furniture typically found in the dining room, such as dining tables, storage units, and stools; and furniture typically found throughout the home, such as cocktail tables, chairsides, sofa tables, end tables, and entertainment centers. This revenue includes sales to La-Z-Boy Furniture Galleries® stores (including company-owned stores), independent retailers, and the end consumer.

Contract Assets and Liabilities. We receive customer deposits from end consumers before we recognize revenue and in some cases we have the unconditional right to collect the remaining portion of the order price before we fulfill our performance obligation, resulting in a contract asset and a corresponding deferred revenue liability. In our consolidated balance sheet, customer deposits and deferred revenue (collectively, the "contract liabilities") are reported in accrued expenses and other current liabilities while contract assets are reported as other current assets.

The following table presents our contract assets and liabilities:

(Unaudited, amounts in thousands)	4/26/2025		4/27/2024	
Contract assets	$	32,580	$	35,518
Customer deposits	$	72,894	$	88,798
Deferred revenue		32,580		35,518
Total contract liabilities (1)	$	105,474	$	124,316

    (1)   During the year ended April 26, 2025, we recognized revenue of $116.6 million related to our contract liability balance at April 27, 2024.

Note 16: Segment Information

We report segment information consistent with the way our chief operating decision maker, (the "CODM"), our Board Chair, President and Chief Executive Officer, evaluates the operating results and performance of the Company. Our reportable operating segments include the Wholesale segment and the Retail segment.

Wholesale Segment. Our Wholesale segment consists primarily of four operating segments: La-Z-Boy, our largest operating segment, our England subsidiary, our casegoods operating segment that sells furniture under three brands (American Drew®, Hammary®, and Kincaid®), and our international operating segment which includes our international wholesale and manufacturing businesses. We aggregate these operating segments into one reportable segment because they are economically similar and meet the other aggregation criteria for determining reportable segments. Our Wholesale segment manufactures and imports upholstered furniture, such as recliners and motion furniture, sofas, loveseats, chairs, sectionals, modulars, ottomans and sleeper sofas and imports casegoods (wood) furniture such as bedroom sets, dining room sets, entertainment centers and occasional pieces. The Wholesale segment sells directly to La-Z-Boy Furniture Galleries® stores, operators of La-Z-Boy Comfort Studio® and branded space locations, England Custom Comfort Center locations, major dealers, and a wide cross-section of other independent retailers.

Retail Segment. Our Retail segment consists of one operating segment comprised of our 203 company-owned La-Z-Boy Furniture Galleries® stores. The Retail segment sells primarily upholstered furniture, in addition to some casegoods and other home furnishing accessories, to end consumers through these stores.

Corporate and Other. Corporate and Other includes the shared costs for corporate functions, including human resources, information technology, finance and accounting, and legal, in addition to revenue generated through royalty agreements with companies licensed to use the La-Z-Boy® brand name on various products. We consider our corporate functions to be other business activities and have aggregated them with our other insignificant operating segments, including our global trading company in Hong Kong and Joybird, an e-commerce retailer that manufactures upholstered furniture such as sofas, loveseats, chairs, ottomans, sleeper sofas and beds, and also imports casegoods (wood) furniture such as occasional tables and other accessories. Joybird sells to the end consumer primarily online through its website, www.joybird.com and through small-format stores in key urban markets. None of the operating segments included in Corporate and Other meet the requirements of reportable segments.

We use operating income to evaluate segment performance and to allocate resources. Segment operating income is based on profit or loss from operations before interest expense, interest income, other income (expense), net and income taxes. The CODM assesses performance by regularly reviewing each segment's significant expense categories which include cost of sales, selling, general and administrative ("SG&A") expenses, and goodwill impairment, if applicable.

The accounting policies of the operating segments are the same as those described in Note 1, Accounting Policies. We account for intersegment revenue transactions between our segments consistent with independent third-party transactions, that is, at current market prices. As a result, the manufacturing profit related to sales to our Retail segment is included within the Wholesale segment. Operating income realized on intersegment revenue transactions is therefore generally consistent with the operating income realized on our revenue from independent third-party transactions.

Identifiable assets are cash and equivalents, accounts receivable, net inventories, net property, plant and equipment, right-of-use lease assets, goodwill and other intangible assets. Our unallocated assets include deferred income taxes, corporate assets (including a portion of cash and equivalents), and various other assets. Asset information is regularly reviewed by the CODM at the consolidated level and segment-level asset information is not used for purposes of making decisions, assessing financial performance, or allocating resources.

The following table presents sales and operating income (loss) by segment:

	Year Ended April 26, 2025				
(Amounts in thousands)	Wholesale	Retail	Corporate & Other	Intersegment Eliminations	Consolidated
Sales to external customers	$ 1,056,914	$ 898,370	$ 153,923	$ —	$ 2,109,207
Intersegment sales	422,905	—	6,552	(429,457)	—
Total sales	1,479,819	898,370	160,475	(429,457)	2,109,207
Cost of sales	1,093,828	399,038	67,540	(377,617)	1,182,789
Gross profit	385,991	499,332	92,935	(51,840)	926,418
SG&A expenses	283,197	393,915	144,728	(51,840)	770,000
Goodwill impairment	20,581	—	—	—	20,581
Operating income (loss)	$ 82,213	$ 105,417	$ (51,793)	$ —	$ 135,837
Interest expense					(545)
Interest income					14,877
Other income (expense), net					(3,035)
Income before income taxes					$ 147,134

	Year Ended April 27, 2024				
(Amounts in thousands)	Wholesale	Retail	Corporate & Other	Intersegment Eliminations	Consolidated
Sales to external customers	$ 1,048,431	$ 855,126	$ 143,470	$ —	$ 2,047,027
Intersegment sales	398,847	—	10,299	(409,146)	—
Total sales	1,447,278	855,126	153,769	(409,146)	2,047,027
Cost of sales	1,073,251	380,520	72,626	(361,040)	1,165,357
Gross profit	374,027	474,606	81,143	(48,106)	881,670
SG&A expenses	274,654	362,924	141,402	(48,106)	730,874
Operating income (loss)	$ 99,373	$ 111,682	$ (60,259)	$ —	$ 150,796
Interest expense					(455)
Interest income					15,482
Other income (expense), net					(71)
Income before income taxes					$ 165,752

	Year Ended April 29, 2023				
(Amounts in thousands)	Wholesale	Retail	Corporate & Other	Intersegment Eliminations	Consolidated
Sales to external customers	$ 1,215,429	$ 982,043	$ 151,961	$ —	$ 2,349,433
Intersegment sales	474,819	—	14,229	(489,048)	—
Total sales	1,690,248	982,043	166,190	(489,048)	2,349,433
Cost of sales	1,289,247	449,117	84,453	(438,117)	1,384,700
Gross profit	401,001	532,926	81,737	(50,931)	964,733
SG&A expenses	285,786	371,355	147,084	(50,931)	753,294
Operating income (loss)	$ 115,215	$ 161,571	$ (65,347)	$ —	$ 211,439
Interest expense					(536)
Interest income					6,670
Other income (expense), net					(11,784)
Income before income taxes					$ 205,789

The following tables present additional financial information by segment and location.

(Amounts in thousands)	Fiscal Year Ended		
	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(52 weeks) 4/29/2023
Depreciation and Amortization			
Wholesale segment	$ 26,309	$ 28,189	$ 23,327
Retail segment	11,198	9,632	7,922
Corporate and Other	9,160	10,731	8,944
Consolidated depreciation and amortization	$ 46,667	$ 48,552	$ 40,193
Capital Expenditures			
Wholesale segment	$ 31,333	$ 30,854	$ 38,491
Retail segment	36,915	18,502	22,285
Corporate and Other	6,032	4,195	8,036
Consolidated capital expenditures	$ 74,280	$ 53,551	$ 68,812
Sales by Country (1)			
United States	91%	90%	89%
Canada	6%	6%	6%
Other	3%	4%	5%
Total	100%	100%	100%

(1)   Sales are attributed to countries on the basis of the customer's location.

(Amounts in thousands)	4/26/2025	4/27/2024
Assets		
Wholesale segment	$ 662,987	$ 722,044
Retail segment	727,178	650,586
Unallocated assets	531,997	540,812
Consolidated assets	$ 1,922,162	$ 1,913,442
Long-Lived Assets by Geographic Location		
Domestic	$ 976,220	$ 911,616
International	72,591	94,778
Consolidated long-lived assets	$ 1,048,811	$ 1,006,394

Note 17: Income Taxes

Income before income taxes consists of the following:

(Amounts in thousands)	Fiscal Year Ended		
	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(52 weeks) 4/29/2023
United States	$ 160,472	$ 145,854	$ 177,940
Foreign	(13,338)	19,898	27,849
Total	$ 147,134	$ 165,752	$ 205,789

Income tax expense (benefit) consists of the following components:

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(Amounts in thousands)	4/26/2025	4/27/2024	4/29/2023
Federal			
Current	$ 28,002	$ 29,637	$ 31,945
Deferred	2,197	(1,529)	4,960
State			
Current	8,807	9,823	10,345
Deferred	578	(318)	1,537
Foreign			
Current	4,280	4,534	7,237
Deferred	2,318	(1,031)	(2,176)
Total income tax expense	$ 46,182	$ 41,116	$ 53,848

Our effective tax rate differs from the U.S. federal income tax rate for the following reasons:

	Fiscal Year Ended		
	(52 weeks)	(52 weeks)	(52 weeks)
(% of income before income taxes)	4/26/2025	4/27/2024	4/29/2023
Statutory tax rate	21.0 %	21.0 %	21.0 %
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal benefit	5.1 %	4.3 %	4.5 %
Change in valuation allowance	1.8 %	— %	— %
Non-deductible asset impairment	3.5 %	— %	— %
Foreign rate differences	1.2 %	(0.2)%	(0.2)%
Miscellaneous items	(1.2)%	(0.3)%	0.9 %
Effective tax rate	31.4 %	24.8 %	26.2 %

For our Canada and Mexico foreign operating units, we permanently reinvest the earnings and consequently do not record a deferred tax liability relative to the undistributed earnings. We have reinvested approximately $75.2 million of the earnings. After enactment of the Tax Cuts and Jobs Act in 2017, the potential deferred tax attributable to these earnings would be approximately $3.3 million, primarily related to foreign withholding taxes and state income taxes. The Company is not permanently reinvested on undistributed earnings for its Thailand and United Kingdom foreign operating units and has provided for deferred tax attributable to those earnings of approximately $1.2 million as of the end of fiscal 2025.

The primary components of our deferred tax assets and (liabilities) were as follows:

(Amounts in thousands)	4/26/2025	4/27/2024
Assets		
Leases	$ 123,764	$ 121,696
Deferred and other compensation	15,533	15,541
State income tax—net operating losses, credits and other	4,718	4,787
Warranty	7,247	6,985
Workers' compensation	1,962	1,823
Bad debt	1,516	1,587
Employee benefits	2,611	3,153
Federal and foreign net operating losses, credits	2,613	152
Other	1,999	1,822
Valuation allowance	(4,055)	(1,460)
Total deferred tax assets	157,908	156,086
Liabilities		
Right of use lease assets	(114,705)	(113,628)
Property, plant and equipment	(14,795)	(13,995)
Inventory	(2,899)	(954)
Goodwill and other intangibles	(19,986)	(16,709)
Tax on undistributed foreign earnings	(1,194)	(1,365)
Net deferred tax assets	$ 4,329	$ 9,435

The deferred tax assets associated with loss carry forwards and the related expiration dates are as follows:

(Amounts in thousands)	Amount	Expiration
Various U.S. state net operating losses (excluding federal tax effect)	$ 1,169	Fiscal 2026-2040
Foreign capital losses	154	Indefinite
Foreign net operating losses	2,613	Indefinite

We evaluate our deferred taxes to determine if a valuation allowance is required. Accounting standards require that we assess whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified.

The evaluation of the amount of net deferred tax assets expected to be realized necessarily involves forecasting the amount of taxable income that will be generated in future years. We have forecasted future results using estimates management believes to be reasonable. We based these estimates on objective evidence such as expected trends resulting from certain leading economic indicators. Based upon our net deferred tax asset position at April 26, 2025, we estimate that approximately $14.7 million of future taxable income would need to be generated to fully recover our net deferred tax assets. The realization of deferred income tax assets is dependent on future events and actual results may vary from management's forecasts due to economic volatility and uncertainty along with unpredictable complexities in the global supply chain. Such variances could result in adjustments to the valuation allowance on deferred tax assets in future periods, and such adjustments could be material to the financial statements.

A summary of the valuation allowance by jurisdiction is as follows:

(Amounts in thousands)	4/26/2025	4/27/2024	Change
U.S. State	$ 1,449	$ 1,310	$ 139
Foreign	2,606	150	2,456
Total	$ 4,055	$ 1,460	$ 2,595

The remaining valuation allowance of $4.1 million is primarily related to certain U.S. state and foreign deferred tax assets. The U.S. state deferred taxes are primarily related to state net operating losses and state tax credits. The foreign deferred taxes are primarily related to net operating losses.

As of April 26, 2025, we had a gross unrecognized tax benefit of $1.1 million related to uncertain tax positions in various jurisdictions. A reconciliation of the beginning and ending balance of these unrecognized tax benefits is as follows:

| | Fiscal Year Ended | | |
| | (52 weeks) 4/26/2025 | (52 weeks) 4/27/2024 | (52 weeks) 4/29/2023 |
(Amounts in thousands)			
Balance at the beginning of the period	$ 1,175	$ 1,084	$ 1,037
Additions:			
Positions taken during the current year	100	168	109
Positions taken during the prior year	—	50	83
Reductions:			
Positions taken during the prior year	(56)	—	—
Reductions resulting from the lapse of the statute of limitations	(157)	(127)	(145)
Balance at the end of the period	$ 1,062	$ 1,175	$ 1,084

We recognize interest and penalties associated with uncertain tax positions in income tax expense. We had approximately $0.5 million accrued for interest and penalties as of April 26, 2025 and April 27, 2024.

If recognized, $0.9 million of the total $1.1 million of unrecognized tax benefits would decrease our effective tax rate. We do not expect that the net liability for uncertain income tax positions will significantly change within the next 12 months. The remaining balance will be settled or released as tax audits are effectively settled, statutes of limitation expire, or other new information becomes available.

Our U.S. federal income tax returns for fiscal years 2022 and subsequent years are still subject to audit. In addition, we conduct business in various states. The major states in which we conduct business are subject to audit for fiscal years 2021 and subsequent years. Our foreign operations are subject to audit for fiscal years 2015 and subsequent years.

Cash paid for taxes (net of refunds received) during the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023, was $43.8 million, $34.2 million, and $69.9 million, respectively.

Note 18: Earnings per Share

The following is a reconciliation of the numerators and denominators we used in our computations of basic and diluted earnings per share:

	Fiscal Year Ended		
	(52 weeks) 4/26/2025	(52 weeks) 4/27/2024	(52 weeks) 4/29/2023
(Amounts in thousands)			
Numerator (basic and diluted):			
Net income attributable to La-Z-Boy Incorporated	$ 99,556	$ 122,626	$ 150,664
Denominator:			
Basic weighted average common shares outstanding	41,601	42,878	43,148
Contingent common shares	561	279	91
Stock option dilution	182	123	1
Diluted weighted average common shares outstanding	42,345	43,280	43,240
Earnings per Share:			
Basic	$ 2.39	$ 2.86	$ 3.49
Diluted (1)	$ 2.35	$ 2.83	$ 3.48

(1) Diluted earnings per share was computed using the treasury stock method.

The values for contingent common shares set forth above reflect the dilutive effect of common shares that we would have issued to employees under the terms of performance-based share awards if the relevant performance period for the award had been the reporting period.

We exclude the effect of options from our diluted share calculation when the weighted average exercise price of the options is higher than the average market price, since including the options' effect would be anti-dilutive. We did not exclude any outstanding options from the diluted share calculation for the fiscal year ended April 26, 2025. We excluded options to purchase 0.5 million and 1.4 million shares from the diluted share calculation for the years ended April 27, 2024 and April 29, 2023, respectively.

Note 19: Fair Value Measurements

Accounting standards require that we put financial assets and liabilities into one of three categories based on the inputs we use to value them:

- Level 1 — Financial assets and liabilities, the values of which are based on unadjusted quoted market prices for identical assets and liabilities in an active market that we have the ability to access.

- Level 2 — Financial assets and liabilities, the values of which are based on quoted prices in markets that are not active or on model inputs that are observable for substantially the full term of the asset or liability.

- Level 3 — Financial assets and liabilities, the values of which are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting standards require that in making fair value measurements, we use observable market data when available. When inputs used to measure fair value fall within different levels of the hierarchy, we categorize the fair value measurement as being in the lowest level that is significant to the measurement. We recognize transfers between levels of the fair value hierarchy at the end of the reporting period in which they occur.

In addition to assets and liabilities that we record at fair value on a recurring basis, we are required to record assets and liabilities at fair value on a non-recurring basis. We measure non-financial assets such as other intangible assets, goodwill, and other long-lived assets at fair value when there is an indicator of impairment, and we record them at fair value only when we recognize an impairment loss.

The following table presents the fair value hierarchy for those assets and liabilities we measured at fair value on a recurring basis at April 26, 2025 and April 27, 2024. There were no transfers into or out of Level 1, Level 2, or Level 3 for any of the periods presented.

At April 26, 2025

	Fair Value Measurements				
(Amounts in thousands)	Level 1	Level 2	Level 3	NAV (1)	Total
Assets					
Marketable securities	$ —	$ 2,470	$ —	$ 9,824	$ 12,294
Held-to-maturity investments	2,607	—	—	—	2,607
Total assets	$ 2,607	$ 2,470	$ —	$ 9,824	$ 14,901

At April 27, 2024

	Fair Value Measurements				
(Amounts in thousands)	Level 1	Level 2	Level 3	NAV (1)	Total
Assets					
Marketable securities	$ —	$ 7,996	$ —	$ 10,247	$ 18,243
Held-to-maturity investments	1,259	—	—	—	1,259
Total assets	$ 1,259	$ 7,996	$ —	$ 10,247	$ 19,502

(1) Certain marketable securities investments are measured at fair value using net asset value per share under the practical expedient methodology.

At April 26, 2025 and April 27, 2024, we held marketable securities to fund future obligations of certain retirement plans. At April 27, 2024, we also held marketable securities intended to enhance returns on our cash.

The fair value measurements for our Level 1 and Level 2 securities are based on quoted prices in active markets, as well as through broker quotes and independent valuation providers, multiplied by the number of shares owned exclusive of any transaction costs.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures.   As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting.   Our management's report on internal control over financial reporting is included in Item 8, Financial Statements and Supplementary Data, of this report.

Attestation Report of the Registered Public Accounting Firm.   Our registered public accounting firm's attestation report on our internal control over financial reporting is included in Item 8, Financial Statements and Supplementary Data, of this report.

Changes in Internal Control over Financial Reporting.   There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

Securities Trading Plans of Directors and Officers

On March 11, 2025, Ms. Janet Kerr, a member of the Company's Board of Directors, adopted a trading arrangement for the sale of securities of the Company's common stock (the "Rule 10b5-1 Trading Plan") that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). Ms. Kerr's Rule 10b5-1 Trading Plan, which has a term duration of approximately nine months, provides for the sale of up to 3,372 shares of common stock pursuant to the terms of the plan.

Other than as described above, during the quarter ended April 26, 2025, none of our directors or officers adopted or terminated a Rule 10b5-1 trading plan or adopted or terminated a non-Rule 10b5-1 trading arrangement (as each term is defined in Item 408(a) of Regulation S-K).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by this item appearing under the section captioned "Information About Our Executive Officers" in Part I of this Annual Report and the information that will be in our proxy statement for our 2025 Annual Meeting of Shareholders ("Proxy Statement") under the caption "Board and Corporate Governance Matters" is incorporated herein by reference.

We have adopted a Code of Business Conduct, which applies to all of our officers, directors, and employees. A current copy of the code is posted at our website www.la-z-boy.com. We will disclose any amendments to, or waivers from, the code applicable to an executive officer or director at our website www.la-z-boy.com.

We have also adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. It is also our policy that the Company will not trade in Company securities in violation of applicable securities laws or stock exchange listing standards. A copy of the Company's Insider Trading Policy is filed as Exhibit 19 to this Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this item, which will be in our Proxy Statement under the captions "Board and Corporate Governance Matters – Director Compensation," "Compensation Matters – Compensation Discussion and Analysis," "Compensation Matters – Executive Compensation Tables," "Compensation Matters – CEO Pay Ratio," "Compensation Matters – Pay versus Performance," and "Compensation Matters – Compensation and Talent Oversight Committee Report," is incorporated herein by reference. The information contained in "Compensation Matters – Compensation and Talent Oversight Committee Report" shall not be deemed to be "filed" with the SEC or subject to the liabilities of the Exchange Act, except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item, which will be in our Proxy Statement under the caption "Securities Ownership" is incorporated herein by reference.

Equity Plans

The table below provides information concerning our compensation plans under which common shares may be issued.

Equity Compensation Plan Information as of April 26, 2025

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (i)		Weighted-average exercise price of outstanding options (ii)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (i)) (iii)	
Equity compensation plans approved by shareholders	2,099,790	(1)	$ 29.91	(2)	2,717,757	(3)

(1) Beginning August 27, 2024, all equity awards were issued under the 2024 Omnibus Incentive Plan (the "2024 Plan"). The total in this column includes: 633,246 stock options (of which 613,151 stock options were issued under the 2017 Omnibus Incentive Plan (the "2017 Plan"), under which we could no longer issue shares as of August 30, 2022, and 20,095 stock options were issued under the 2010 Omnibus Incentive Plan (the "2010 Plan"), under which we could no longer issue shares as of April 28, 2018; 588,400 RSUs (of which 5,479 RSUs were outstanding under the 2024 Plan, 474,818 RSUs were outstanding under the 2022 Omnibus Incentive Plan (the "2022 Plan"), under which we could no longer issue shares as of August 27, 2024, and 108,103 RSUs were outstanding under the 2017 Plan); and 878,144 unearned performance-based stock unit awards (of which 609,170 performance-based stock unit awards were outstanding under the 2022 Plan and 268,974 performance-based stock unit awards were outstanding under the 2017 Plan (assuming the maximum performance targets were achieved). Outstanding non-employee director RSU awards under the 2024 Plan, the 2022 Plan, the 2017 Plan, and the 2010 Plan are excluded; these awards are shown in the Security Ownership of Directors and Executive Officers table.

(2) Excludes RSU and performance-based stock unit awards settleable in shares from determination of weighted-average exercise price.

(3) This amount is the aggregate number of shares that is available for future issuance under our 2024 Omnibus Incentive Plan, which provides for awards of stock options, restricted stock, and performance awards (awards of our common stock based on achievement of pre-set goals over a performance period) to selected key employees and non-employee directors.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be reported under this item, which will be included in our Proxy Statement under the captions "Board and Corporate Governance Matters – Corporate Governance – Director Independence" and "Board and Corporate Governance Matters – Corporate Governance – Related Person Transactions," is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be reported under this item, which will be included in our Proxy Statement under the captions "Audit Matters – Audit and Other Fees" and "Audit Matters – Pre-Approval Policy and Procedures," is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   The following documents are filed as part of this report:

(1)   *Financial Statements:*

Management's Report to Our Shareholders
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)
Consolidated Statement of Income for each of the three fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023
Consolidated Statement of Comprehensive Income for each of the three fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023
Consolidated Balance Sheet at April 26, 2025, and April 27, 2024
Consolidated Statement of Cash Flows for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023
Consolidated Statement of Changes in Equity for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023
Notes to Consolidated Financial Statements

(2)   Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts for the fiscal years ended April 26, 2025, April 27, 2024, and April 29, 2023
Schedule II immediately follows Item 16.
All other schedules are omitted because they are not applicable or not required because the required information is included in the financial statements or notes thereto.

(3)   Exhibits:

The following exhibits are filed or furnished as part of this report:

Exhibit Number	Description
(3.1)	La-Z-Boy Incorporated Restated Articles of Incorporation (Incorporated by reference to Exhibit 3i to Form 10-Q for the quarter ended October 26, 1996)
(3.2)	La-Z-Boy Incorporated Amendment to Restated Articles of Incorporation effective August 21, 1998 (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended October 27, 2012)
(3.3)	La-Z-Boy Incorporated Amendment to Restated Articles of Incorporation effective August 22, 2008 (Incorporated by reference to Exhibit 3.3 to Form 10-Q for the quarter ended October 27, 2012)
(3.4)	La-Z-Boy Incorporated Amendment to Restated Articles of Incorporation effective August 24, 2012 (Incorporated by reference to Exhibit 3.4 to Form 10-Q for the quarter ended October 27, 2012)
(3.5)	La-Z-Boy Incorporated Amended and Restated Bylaws effective December 10, 2024 (Incorporated by reference to Exhibit 3.1 to Form 8-K filed December 16, 2024)
(4.1)	Credit Agreement dated as of October 15, 2021, among La-Z-Boy Incorporated, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent (Incorporated by reference to Exhibit 4.1 to Form 8-K filed October 15, 2021)
(4.2)	First Amendment to Credit Agreement dated as of December 20, 2022, among La-Z-Boy Incorporated, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended January 28, 2023)
(4.3)	Description of Securities (Incorporated by reference to Exhibit 4.2 to Form 10-K for the year ended April 27, 2019)

Exhibit Number		Description
(10.1)	*	La-Z-Boy Incorporated Restricted Stock Plan for Non-Employee Directors, amended and restated through August 12, 2003 (Incorporated by reference to Exhibit B to Definitive Proxy Statement filed July 8, 2003)
(10.2)	*	La-Z-Boy Incorporated Deferred Stock Unit Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended October 25, 2008)
(10.3)	*	Form of Change in Control Agreement in effect for: Melinda D. Whittington. Similar agreements are in effect for each of our other executive officers except the severance period in those agreements is 24 months rather than 36 months (Incorporated by reference to Exhibit 10.3 for Form 10-K for the fiscal year ended April 29, 2023)
(10.4)	*	Form of Indemnification Agreement (covering all directors, including employee-directors) (Incorporated by reference to Exhibit 10.1 to Form 8-K, filed January 22, 2009)
(10.5)	*	2005 La-Z-Boy Incorporated Executive Deferred Compensation Plan, amended and restated as of November 18, 2008 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended October 24, 2009)
(10.6)	*	Amended and Restated La-Z-Boy Incorporated 2010 Omnibus Incentive Plan (Incorporated by reference to Annex A to Definitive Proxy Statement filed July 9, 2013)
(10.7)	*	La-Z-Boy Incorporated 2010 Omnibus Incentive Plan Sample Award Agreement (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended October 23, 2010)
(10.8)	*	La-Z-Boy Incorporated 2010 Omnibus Incentive Plan Revised Sample Award Agreement effective July 9, 2012 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed July 9, 2012)
(10.9)	*	La-Z-Boy Incorporated Severance Plan for Executive Officers (Incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended April 29, 2023)
(10.10)	*	La-Z-Boy Incorporated Performance Compensation Retirement Plan effective April 27, 2013 (Incorporated by reference to Exhibit 10.16 to Form 10-K for the fiscal year ended April 27, 2013)
(10.11)	*	2014 Amendment to La-Z-Boy Incorporated Performance Compensation Retirement Plan (Incorporated by reference to Exhibit 10.16 to Form 10-K for the fiscal year ended April 26, 2014)
(10.12)	*	La-Z-Boy Incorporated 2017 Omnibus Incentive Plan (Incorporated by reference to Annex A to Definitive Proxy Statement filed July 18, 2017)
(10.13)	*	La-Z-Boy Incorporated 2017 Omnibus Incentive Plan Sample Award Agreement (Incorporated by reference to Exhibit 10.14 to Form 10-K for the fiscal year ended April 27, 2019)
(10.14)	*	La-Z-Boy Incorporated 2017 Omnibus Incentive Plan Revised Sample Award Agreement effective June 22, 2020 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the fiscal quarter ended July 25, 2020)
(10.15)	*	La-Z-Boy Incorporated 2017 Omnibus Incentive Plan Revised Sample Award Agreement effective June 21, 2021 (Incorporated by reference to Exhibit 10.16 to Form 10-K for the fiscal year ended April 30, 2022)
(10.16)	*	La-Z-Boy Incorporated 2017 Omnibus Incentive Plan Revised Sample Award Agreement effective June 28, 2022 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended July 30, 2022)
(10.17)	*	La-Z-Boy Incorporated 2022 Omnibus Incentive Plan (Incorporated by reference to Appendix A to Definitive Proxy Statement filed July 20, 2022)
(10.18)	*	La-Z-Boy Incorporated 2022 Omnibus Incentive Plan Sample Award Agreement effective June 26, 2023 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended July 29, 2023)
(10.19)	*	La-Z-Boy Incorporated 2024 Omnibus Incentive Plan (Incorporated by reference to Appendix A to Definitive Proxy Statement filed July 17, 2024)
(10.20)	*	La-Z-Boy Incorporated 2024 Omnibus Incentive Plan Sample Award Agreement
(19)		Insider Trading Policy (Incorporated by reference to Exhibit 19 to Form 10-K for the fiscal year ended April 27, 2024)
(21)		List of subsidiaries of La-Z-Boy Incorporated
(23)		Consent of PricewaterhouseCoopers LLP (EDGAR filing only)
(31.1)		Certifications of Chief Executive Officer pursuant to Rule 13a-14(a)
(31.2)		Certifications of Chief Financial Officer pursuant to Rule 13a-14(a)
(32)		Certifications pursuant to 18 U.S.C. Section 1350
(97)		Policy on Recoupment of Incentive Compensation (Incorporated by reference to Exhibit 97 to Form 10-K for the fiscal year ended April 27, 2024)
(101.INS)		XBRL Instance Document
(101.SCH)		XBRL Taxonomy Extension Schema Document
(101.CAL)		XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description
(101.LAB)	XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	XBRL Taxonomy Extension Presentation Linkbase Document
(101.DEF)	XBRL Taxonomy Extension Definition Linkbase Document
(104)	The cover page from the Company's Annual Report on Form 10-K for the year ended April 26, 2025, formatted in Inline XBRL (included in Exhibit 101)

*   Indicates a management contract or compensatory plan or arrangement under which a director or executive officer may receive benefits.

ITEM 16.   FORM 10-K SUMMARY.

None.


LA-Z-BOY INCORPORATED
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)


Description	Balance at Beginning of Year	Additions Charged/ (Credited) to Costs and Expenses	Additions Charged/ (Credited) to Other Accounts	Deductions	Balance at End of Year
Allowance for doubtful accounts, deducted from accounts receivable:					
April 26, 2025	$ 5,076	$ 1,055 [1]	$ —	$ (1,089) [2]	$ 5,042
April 27, 2024	4,776	391 [1]	—	(91) [2]	5,076
April 29, 2023	3,406	1,489 [1]	—	(119) [2]	4,776
Allowance for deferred tax assets:					
April 26, 2025	$ 1,460	$ 2,681	$ (86) [3]	$ —	$ 4,055
April 27, 2024	3,468	79	(2,087) [3]	—	1,460
April 29, 2023	3,517	370	(419) [3]	—	3,468

(1)   Additions charged (credited) to costs and expenses includes the impact of foreign currency exchange gains (losses).
(2)   Deductions represent uncollectible accounts written off less recoveries of accounts receivable written off in prior years.
(3)   Represents impact of adjusting gross deferred tax assets.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: June 17, 2025   LA-Z-BOY INCORPORATED

BY   /s/ MELINDA D. WHITTINGTON
_____
Melinda D. Whittington
Board Chair, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, as of June 17, 2025, by the following persons on behalf of the registrant and in the capacities indicated.

/s/ M.D. WHITTINGTON	**/s/ M.T. LAWTON**
M.D. Whittington *Board Chair, President and Chief Executive Officer*	M.T. Lawton *Lead Director*
/s/ E.L. ALEXANDER	**/s/ M.H. BAER**
E.L. Alexander *Director*	M.H. Baer *Director*
/s/ S.M. GALLAGHER	**/s/ J.P. HACKETT**
S.M. Gallagher *Director*	J.P. Hackett *Director*
/s/ R.S. HAIDER	**/s/ J.E. KERR**
R.S. Haider *Director*	J.E. Kerr *Director*
/s/ M.S. LAVIGNE	**/s/ T.E. LUEBKE**
M.S. LaVigne *Director*	T.E. Luebke *Senior Vice President and Chief Financial Officer*
/s/ J.L. MCCURRY	**/s/ R.L. O'GRADY**
J.L. McCurry *Vice President, Corporate Controller and Chief Accounting Officer*	R.L. O'Grady *Director*
/s/ L.B. PETERS	
L.B. Peters *Director*	

Board of Directors

as of July 16, 2025

Melinda D. Whittington
Board Chair, President and
Chief Executive Officer,
La-Z-Boy Incorporated

Michael T. Lawton
Former Executive Vice President
and Chief Financial Officer,
Domino's Pizza, Inc.

Erika L. Alexander
Former Chief Global Officer,
Global Operations,
Marriott International, Inc.

Matthew H. Baer
Chief Executive Officer,
Stitch Fix, Inc.

Sarah M. Gallagher
Former President,
Ralph Lauren North America
e-Commerce

James P. Hackett
Former President and
Chief Executive Officer,
Ford Motor Company

Raza S. Haider
President, Premium Consumer
Audio & Chief Supply Chain Officer,
Bose Corporation

Janet E. Kerr
Professor Emeritus,
Pepperdine Caruso School of Law

Mark S. LaVigne
President and Chief Executive
Officer, Energizer Holdings, Inc.

Rebecca L. O'Grady
Former CMO International
Marketing, e-Commerce &
Consumer Insights, General Mills

Lauren B. Peters
Former Executive Vice President
and Chief Financial Officer,
Foot Locker, Inc.

Executive Officers

Melinda D. Whittington
Board Chair, President and
Chief Executive Officer

Taylor E. Luebke
Senior Vice President and
Chief Financial Officer

Robert Sundy
President, La-Z-Boy Brand and
Chief Commercial Officer

Rebecca M. Reeder
President, Retail La-Z-Boy
Furniture Galleries®

Terrence J. Linz
President, Portfolio Brands

Michael A. Leggett
Senior Vice President and
Chief Supply Chain Officer

Carol Y. Lee
Vice President and
Chief Information Officer

Raphael Z. Richmond
Vice President, General Counsel
and Chief Compliance Officer

Katherine E. Vanderjagt
Vice President and
Chief Human Resources Officer

Investor Information

Shareholder Services
Inquiries regarding the Dividend
Reinvestment Plan, dividend payments,
stock transfer requirements, address
changes and account consolidations
should be addressed to the company's
stock transfer agent and registrar:

Equiniti Trust Company, LLC (EQ)
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
877-573-3955
www.astfinancial.com

Stock Exchange
La-Z-Boy Incorporated common
shares are traded on the New York
Stock Exchange under the
symbol LZB.

World Headquarters
La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, MI 48162
734-242-1444
www.la-z-boy.com

Investor Relations and Financial Reports
We will provide the Form 10-K to any
shareholder who requests it. Analysts,
shareholders and investors may request
information from:

Investor Relations La-Z-Boy
Incorporated
One La-Z-Boy Drive
Monroe, MI 48162
investorrelations@la-z-boy.com
734-241-2438



Quinault Reclining Sofa & Chair, La-Z-Boy • Clarity Coffee Table, Kincaid



Daya Modular Sectional, Joybird



La-Z-Boy®

INCORPORATED

One La-Z-Boy Drive • Monroe, Michigan 48162

la-z-boy.com | la-z-boy-international.com | americandrew.com
englandfurniture.com | hammary.com | joybird.com | kincaidfurniture.com

Cover Image: Armitage Reclining Chair, La-Z-Boy